AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2002
REGISTRATION NO. 333-[ ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

GRAPHIC PACKAGING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2650 (Primary Standard Industrial Classification Code Number)	23-2202691 (I.R.S. Employer Identification Number)

ADDITIONAL REGISTRANT GUARANTORS LISTED ON THE FOLLOWING PAGE
4455 Table Mountain Drive
Golden, Colorado 80403
(303) 215-4600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jill B.W. Sisson, Esq.
Graphic Packaging Corporation
4455 Table Mountain Drive
Golden, Colorado 80403
(303) 215-4600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:
W. Dean Salter, Esq.
Michael F. Cyran, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

8 5/8% Senior Subordinated Notes Due 2012	$300,000,000	100%	$300,000,000	$27,600 (1)

Unconditional Guarantees on a Senior Subordinated Basis of 8 5/8% Senior Subordinated Notes Due 2012(3)	(4)	(4)	(4)	None(4)

(1)	Estimated solely for the purpose of computing the registration fee calculated pursuant to Rule 457(f)(2) under the Securities Act.
(2)	Calculated by multiplying the aggregate offering amount by .000092.
(3)	See inside facing page for Table of Registrant Guarantors.
(4)	Pursuant to Rule 457(n) of the Securities Act of 1933, no separate fee for the guarantees is payable.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Table of Registrant Guarantors

Exact Name of Registrant Guarantor as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Graphic Packaging International Corporation	Colorado	2650	84-1208699
Graphic Packaging Holdings, Inc.	Colorado	6719	84-1497312
Golden Technologies Company, Inc.	Colorado	6221,2046	84-1134499
Golden Equities, Inc.	Colorado	6552	84-1212654
GAC Aluminum Corporation	Colorado	3353	84-0842034
Lauener Engineering Limited	Delaware	6719	84-1252296

(1)	The address, including zip code, and telephone number, including area code, of the registrant guarantors listed in this table is the same as those of Graphic Packaging Corporation.
(2)
In addition to the registrant guarantors listed in this table, the notes will be unconditionally guaranteed on a senior subordinated basis by future domestic subsidiaries (excluding Graphic Packaging Corporation) of Graphic Packaging International Corporation.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED APRIL 9, 2002.

PROSPECTUS

GRAPHIC PACKAGING CORPORATION

OFFER TO EXCHANGE

UP TO $300,000,000 PRINCIPAL AMOUNT OUTSTANDING OF
8 5/8% SENIOR SUBORDINATED NOTES DUE 2012

FOR

A LIKE PRINCIPAL AMOUNT OF
8 5/8% SENIOR SUBORDINATED NOTES DUE 2012

THIS PROSPECTUS INCORPORATES BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THE DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO US AT GRAPHIC PACKAGING CORPORATION, 4455 TABLE MOUNTAIN DRIVE, GOLDEN, COLORADO 80403 ATTN: CORPORATE SECRETARY, (303) 215-4600. IF YOU REQUEST DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST-CLASS MAIL, OR BY ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST. IN ORDER TO OBTAIN TIMELY DELIVERY OF THESE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

TERMS OF EXCHANGE OFFER

•	The exchange offer expires 5:00 p.m., New York City time, [ ], 2002, unless we extend it.

•
The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except for transfer restrictions and registration rights relating to the outstanding old notes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to list the new notes to be issued in the exchange offer on any securities exchange and, therefore, we do not anticipate an active public market for the new notes.

SEE “RISK FACTORS” BEGINNING ON PAGE 13 FOR A DISCUSSION OF MATTERS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER OR INVESTING IN THE NOTES.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, at it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days following the consummation of this exchange offer or such shorter period during which participating broker-dealers are required by law to deliver this prospectus, we will make this prospectus available to any broker-dealer and other persons, if any, with similar prospectus delivery requirements for use in connection with any such resale. See “Plan of Distribution.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this prospectus is April [    ], 2002.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact involve uncertainties that may cause actual results to be materially different from those stated or implied. Certain of such risks are discussed below under the heading “Risk Factors”. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	revenue for 2002 might be reduced because:

-	customers experience lower demand, find alternative suppliers or otherwise reduce their demand for our products;

-	of price decreases; or

-	we, as a result of plant closures, are unable to efficiently move business to or qualify that business at our other plants;

•
margins might be reduced due to lower sales, deteriorating market conditions for products sold, price decreases or increases in operating and materials costs, including recycled fiber, paperboard and energy-related costs;

•	debt may not be reduced due to lower than expected free cash flow;

•	capital expenditures might be higher than planned due to unexpected requirements or opportunities;

•	interest rates on the unhedged portion of our debt and on any new debt we might incur might be higher than anticipated;

•	we could be subject to higher interest rates if we are unable to meet certain financial terms or tests of our senior debt; and

•	the future benefits of restructuring, cost reduction and optimization might not be realized because of possible delays and increases in costs.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

MARKET DATA

The market data included in this prospectus is based on independent industry publications, other publicly available information or good faith beliefs of our management. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. This prospectus also may contain product names, trademarks, trade names or service marks of other companies. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder.

WHERE YOU CAN FIND MORE INFORMATION

Our parent corporation that wholly owns us, Graphic Packaging International Corporation, is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, Graphic Packaging International Corporation files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional office located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information our parent corporation, Graphic Packaging International Corporation, files with them into this prospectus, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important business and financial information about us, which is not included in or delivered with this prospectus, to you by referring you to those other documents; and

•
information contained in later-dated documents will supplement, modify or supersede, as applicable, the information contained in earlier-dated documents, and information that we subsequently file with the Commission will automatically update and supersede this incorporated information.

We incorporate by reference into this prospectus the documents listed below, as amended and supplemented, and all documents filed by Graphic Packaging International Corporation with the Commission under Section 13(a), 13(c) 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the time that the exchange offer made hereby is completed:

•	Graphic Packaging International Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (excluding Item 8), filed March 12, 2002;

•	Graphic Packaging International Corporation Definitive Proxy Statement dated March 29, 2002; and

•	Graphic Packaging International Corporation Current Reports on Form 8-K dated February 1, 2002, February 22, 2002, and March 28, 2002.

You can obtain any of the filings incorporated by reference into this document through us or from the Commission through the Commission’s web site or at the addresses listed above. Documents incorporated by reference into this prospectus, except for any exhibits to those documents that are not expressly incorporated by reference into those documents, are available from us without charge by requesting them in writing or by telephone at the following address and telephone number:

Graphic Packaging Corporation
4455 Table Mountain Drive
Golden, Colorado 80403
Attention: Corporate Secretary
Telephone: (303) 215-4600

If you request any incorporated documents from us, we will mail them to you by first-class mail, or by another equally prompt means, within one business day after we receive your request. However, in order to obtain timely delivery of these documents, you must make your request no later than five business days before the expiration date of the exchange offer.

Unless the context requires otherwise, all references in this document to “this prospectus” include all documents incorporated by reference into this prospectus.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the “Risk Factors” section and the financial data and related notes, before investing in the notes or participating in this exchange offer. As used in this prospectus, unless otherwise indicated or the context otherwise requires, (i) the term “GPIC” refers to Graphic Packaging International Corporation, (ii) the term “GPC” refers to the issuer of the notes, Graphic Packaging Corporation, and (iii) the terms “Graphic Packaging”, “we”, “the company”, “us” and “our” refer to Graphic Packaging International Corporation and its subsidiaries.

Graphic Packaging International Corporation

Graphic Packaging is the leading manufacturer of folding cartons in North America with an estimated 13% market share. We have achieved our leadership position by focusing our operations exclusively on the folding carton market segment of the fiber-based product packaging industry. Over the past several years, we have outpaced sales growth in our industry by delivering to our customers innovative products, superior value, product variety and strong customer service at a competitive price. In addition, through our advanced technology, process improvements and plant and press optimization, we believe we are the lowest cost producer of folding cartons in North America.

We sell our products primarily to major consumer product manufacturers in non-cyclical industries. In particular, our products are used in the following end-use markets:

•	food—cereal; desserts; frozen and microwave foods; pet foods; prepared foods; snacks; and food service products;

•	household products—dishwasher and laundry detergent; sporting goods; healthcare; and tissues and papers;

•	beverage—bottle and can carriers and cases; and

•	tobacco—flip top boxes and cartons.

Our products enable our customers to include high-impact graphics, abrasion and heat resistance, leakage protection and moisture, gas and solvent barriers in their product packaging. We operate 17 folding carton converting facilities and three research and development facilities in 13 states and Canada, and one recycled paperboard mill in Michigan, which we believe to be the lowest cost, coated recycled paperboard mill in North America. These facilities are strategically located to best serve our largest customers.

We estimate that the folding carton industry had total sales of approximately $8.6 billion in 2001, with the five largest producers accounting for more than 50% of this amount. The primary competitive factors in the folding carton industry are price, design, product innovation, quality and service. In recent years, consolidation among large consumer products companies has increased the geographic diversity of their operations. This consolidation has led to a preference for suppliers with broad geographic presence and scale, who can more efficiently and economically supply the majority of their folding carton needs. As a result, we believe that our industry will continue to consolidate.

The folding carton industry can be divided into high volume, regional and value-added markets. We concentrate our efforts on the high volume and value-added markets. While the value-added market requires innovative products and technologies for unique customer specifications, the high volume market necessitates effective, low cost solutions and service. Examples of products for the high volume market are cereal, frozen pizza, prepared food and rice boxes. We have significant opportunities for growth in the high volume market due to our scale, technological capabilities, low cost position and reputational strength with customers. Examples of products for the value-added market are microwave-active packaging, moisture barrier beverage carriers and cases and promotional packaging. We are well positioned to take advantage of growth opportunities and to increase our market share in the value-added market because of our emphasis on research and development and technological innovation. Another growth opportunity in the value-added market is developing products for customers currently served by manufacturers of flexible and corrugated packaging.

Competitive Strengths

Our business strategy is to maintain and improve our customer relationships and market leadership, while leveraging our low cost position. We continue to invest in new technologies that, combined with our significant emphasis on research and development, provide our existing customer base with innovative, value-added and low cost solutions. Our competitive strengths, which enable us to execute our strategy, include:

Market Leadership Position.    Through a combination of acquisitions and internal growth, we are the market leader in the folding carton industry in North America. While net sales in the folding carton industry have grown at a compound annual rate of approximately 0.9% over the past two years, on a pro forma basis we have increased our net sales organically at a compound annual rate of approximately 4.4% over the same period by increasing our market share. In addition, we are a leading producer of innovative value-added packaging for fast growing new convenience food products which are exceeding the growth rate of the overall market.

Customer Relationships.    Our customer base includes some of the most well-known consumer products companies, such as Coors Brewing Company, General Mills, Inc./The Pillsbury Company and Kraft Foods Inc./Philip Morris USA Inc. Our top 20 customers collectively represent approximately 79% of our gross sales. The average length of our relationship with this group of customers exceeds 20 years.

Low Cost Position.    We believe that we are the lowest cost producer in the folding carton industry as a result of our significant investments in advanced technology, process improvements and plant and press optimization. We operate 25, or over 50%, of the state-of-the-art, high-speed web-litho presses that we estimate to be in service in North America. In addition, in 2000, we began a significant cost reduction effort that included a company-wide restructuring, closure of nonproductive plants, waste reduction and system optimization and the initiation of a Six Sigma process. Five plants have been or are in the process of being shut down with a minimal loss of volume in our overall business. These efforts have reduced our operating costs by an estimated $55 million over the last two years. Since 1997, we also have reduced our selling, general and administrative expenses as a percentage of net sales from 15.8% to 5.7%, which we believe to be one of the lowest in the industry. We accomplished this reduction principally through the divesture of non-core assets and, recently, through consolidation of operations and overhead cost reductions.

Our folding carton converting operations are supported by our state-of-the-art coated, recycled paperboard mill in Kalamazoo, Michigan. With 330,000 tons of annual production capacity, the mill is the largest coated, recycled paperboard facility in North America, and we believe it to be the lowest cost and most efficient facility of its type. The mill’s paperboard is specifically designed to maximize throughput on high-speed web-litho presses of the type we operate, and the mill is an integral part of our low cost converting strategy. As a result, we consume approximately 75% of its output in our own operations.

Product Innovation with Leading-edge, Proprietary Technology. We believe that, in order to be a leader in the folding carton industry, we must maintain product differentiation, driven by leading-edge, proprietary technology. We hold over 150 U.S. patents for packaging processes and designs, and we place significant importance on creating products that cater to customer needs. Two examples of our superior technology include:

Composipac®.    Our Composipac® technology provides finished products with high quality graphics, including metallized high gloss effects and holographic imaging, that have enhanced abrasion protection, added strength and moisture, air or other special barrier properties. This technology enables us to create products that meet the specialized packaging needs of beverage, powdered detergents, soap and promotional products. We expect the barrier lamination characteristics of this technology to allow us to expand our product offerings in the snack and pet food markets.

MicroRite®.    Our MicroRite® microwave-active packaging provides oven-heating, browning and crisping qualities for microwave foods. This technology allows us to offer controlled, predictable heating when exposed to microwave power. We are the largest North American manufacturer of microwave-active packaging, excluding popcorn bags.

These two technologies have generated over $300 million of total sales in the last two years. We expect sales of these two products, and other products utilizing innovative technology, to continue to expand in the future.

Strong, Experienced Management Team.    Our senior management team is highly experienced and is responsible for guiding our company to its leading industry position. The senior management team has:

•	implemented a successful organic and acquisition growth strategy;

•	orchestrated the successful divestiture of non-core assets in order to focus solely on folding carton production;

•	successfully reduced indebtedness from $1,021.1 million at December 31, 1999 to $525.8 million at December 31, 2001; and

•	initiated and sponsored the on-going company-wide implementation of Six Sigma, a data-driven methodology to reduce defects and improve processes.

Refinancing Transactions

On February 28, 2002, we privately placed $300.0 million aggregate principal amount of our 8 5/8% Senior Subordinated Notes due 2012, referred to herein as the “old notes,” in a transaction exempt from registration under the Securities Act. Our net proceeds from the sale of the old notes totaled approximately $294.1 million. We used the net proceeds to reduce outstanding borrowings under our old senior secured credit facility and to repurchase our then existing subordinated notes at par. Concurrently with the offering of the notes, we replaced our old senior secured credit facility with a new $450.0 million senior secured credit facility. As used in this prospectus, “Refinancing Transactions” refers collectively to the initial offering of the old notes, the execution of our new credit facility and the use of the net proceeds of the initial offering of the old notes together with the borrowings under the new credit facility to repay indebtedness previously outstanding under our old credit facility and to repurchase our then existing subordinated notes at par.

Our borrowings at December 31, 2001 and after the Refinancing Transactions consist of the following (in thousands):

	December 31, 2001	February 28, 2002
Seven-year term facility due 2009	$—	$175,000
Five-year revolving credit facility due 2007	—	62,600
8 5/8% Senior subordinated notes due 2012	—	300,000
Five-year term facility due 2004	247,035	—
Revolving credit facility due 2004	222,750	—
10% Subordinated notes due 2008	50,000	—
Various notes payable (1)	5,947	5,900

Total	525,759	543,500
Less current maturities	37,373	4,123

Long-term maturities	$488,386	$539,377

(1) The notes bear interest at rates ranging from 5.25% to 13.06% and mature from 2002 through 2008.

GPIC was incorporated in Colorado in August 1992 as a holding company for the packaging, ceramics, aluminum and developmental businesses formerly owned by Adolph Coors Company, or ACCo. GPC, a wholly-owned subsidiary of GPIC, was incorporated in April 1982 in the State of Delaware. In December 1992, ACCo distributed to its shareholders all outstanding shares of GPIC stock. During our initial years, we operated packaging, ceramics, aluminum and various developmental businesses. Through various acquisitions, including the January 1998 acquisition of Universal Packaging Corporation and the August 1999 acquisition of Fort James Corporation’s folding carton operations, divestitures, a spin-off and other transactions, we are now strategically focused on the folding carton segment of the fiber-based product packaging industry. To better reflect the nature of our new business focus, in 2000, GPIC changed its ticker symbol on the New York Stock Exchange to “GPK” and formally changed its name from ACX Technologies, Inc. to Graphic Packaging International Corporation.

Our executive offices are located at 4455 Table Mountain Drive, Golden, Colorado 80403, and our telephone number is (303) 215-4600.

SUMMARY TERMS OF THE EXCHANGE OFFER

On February 28, 2002, we privately placed $300.0 million aggregate principal amount of our 8 5/8% Senior Subordinated Notes due 2012, referred to herein as the “old notes,” in a transaction exempt from registration under the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated February 28, 2002, with the initial purchasers of the old notes. In the registration rights agreement, we agreed to register under the Securities Act an offer of our new 8 5/8% Senior Subordinated Notes due 2012, referred to herein as the “new notes,” in exchange for the old notes. We also agreed to deliver this prospectus to holders of the old notes, to file the exchange offer registration statement within 90 days of the issuance of the old notes, to use our commercially reasonable efforts to cause such registration statement to become effective within 180 days after the issuance of the old notes, and, as soon as practical after the effective date of this registration statement, to offer the new notes in exchange for surrender of the old notes. In this prospectus, we refer to the old notes and the new notes together as the “notes.” You should read the discussion in the section entitled “Description of the Notes” for information regarding the notes. In connection with this exchange offer, holders of old notes do not have any appraisal or dissenters’ rights under law or the indenture governing the old notes.

The Exchange Offer
We are offering to exchange up to $300.0 million aggregate principal amount of old notes for a like principal amount of new notes. Old notes may only be tendered in multiples of $1,000 principal amount. The new notes are substantially identical to the old notes, except that:

(1) the new notes will be freely transferable, other than as described in this prospectus;

(2) the new notes will not contain any legend restricting their transfer; and

(3) holders of the new notes will not be entitled to certain rights granted to the holders of the old notes under the registration rights agreement as described in this prospectus under “The Exchange Offer—Background,” “Resale of the New Notes,” “—Shelf Registration Statement” and “—Additional Interest.”

We believe that you can transfer the new notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

(1) acquire the new notes in the ordinary course of your business;

(2) are not and do not intend to become engaged in a distribution of the new notes;

(3) are not an affiliate of ours; and

(4) are not a broker-dealer that acquired old notes as a result of market-making or other trading activities.

If any of these conditions is not satisfied and you transfer any new note without delivering a proper prospectus or without qualifying for exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act.

Each broker-dealer that receives new notes for its own account in exchange for old notes, which it acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See “Plan of Distribution.”

Registration Rights
Under the registration rights agreement, we have agreed to consummate the exchange offer or to cause the old notes to be registered under the Securities Act so as to permit resales. If we are not in compliance with our obligations under the registration rights agreement, additional cash interest will be payable under certain circumstances in addition to the interest that is otherwise due on the notes. If the exchange offer is completed on the terms and within the period contemplated by this prospectus, no additional cash interest will be payable on the notes. See the sections entitled “The Exchange Offer—Shelf Registration Statement” and

“—Additional Interest.”

Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on [ ], 2002, unless we extend it.

Conditions to the Exchange Offer
Our obligation to complete the exchange offer is subject to various conditions. See the sections entitled “The Exchange Offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time before the expiration date if various specified events occur.

Withdrawal Rights
You may withdraw the tender of your old notes at any time before the expiration date. Any old notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Old Notes	See the section entitled “The Exchange Offer—Procedures for Tendering.”

Accounting Treatment
We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will be deferred and amortized as interest expense over the life of the notes in accordance with generally accepted accounting principles.

Federal Income Tax Consequences
The exchange of old notes for new notes by U.S. holders will not be a taxable exchange for U.S. federal income tax purposes, and U.S. holders should not recognize any taxable gain or loss as a result of the exchange.

Effect on Holders of Old Notes
If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of the old notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See the section entitled “The Exchange Offer—Shelf Registration Statement” and “—Additional Interest.” Holders of the old notes who do not tender their old notes will continue to hold those old notes. All untendered, and tendered but unaccepted, old notes will continue to be subject to the restrictions on transfer provided for in the old notes and the indenture under which the old notes were and the new notes will be issued. To the extent that old notes are tendered and accepted in the exchange offer, the trading market, if any, for any old notes that remain outstanding after consummation of the exchange offer could be adversely affected.

Use of Proceeds	We will not receive any proceeds from the issuance of new notes in this exchange offer.

Exchange Agent	Wells Fargo Bank Minnesota, N.A., Corporate Trust Services is serving as exchange agent in connection with this exchange offer.

SUMMARY DESCRIPTION OF THE SECURITIES TO BE REGISTERED

This exchange offer applies to $300.0 million aggregate principal amount of old notes. The new notes are substantially identical to the old notes, except for transfer restrictions and registration rights relating to the old notes. The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture. See the section entitled, “Description of the Notes.”

Issuer	Graphic Packaging Corporation.

Notes offered	$300.0 million principal amount of 8 5/8% senior subordinated notes due 2012.

Maturity date	February 15, 2012.

Interest payment dates	February 15 and August 15 of each year, commencing on August 15, 2002.

Ranking
The notes will be GPC’s unsecured senior subordinated obligations. The notes will be subordinated to GPC’s existing and future senior indebtedness. After giving effect to the Refinancing Transactions, at February 28, 2002, GPC had approximately $240.2 million of senior indebtedness outstanding. The notes will rank equal in right of payment to GPC’s future senior subordinated indebtedness and will be senior in right of payment to GPC’s existing and future subordinated indebtedness.

Guarantees
The payment of the principal, interest and premium on the notes will be fully and unconditionally guaranteed on a senior subordinated basis by GPIC and its existing and future domestic subsidiaries other than GPC. See “Description of the Notes—Guarantees”.

The guarantees will be subordinated to the guarantors’ existing and future senior indebtedness, including their guarantees of GPC’s obligations under the new credit facility. The guarantees will rank equal in right of payment to any of the guarantors’ future senior subordinated indebtedness and will be senior in right of payment to the guarantors’ existing and future subordinated indebtedness. At February 28, 2002, after giving effect to the Refinancing Transactions, GPIC had approximately $240.8 million of senior indebtedness outstanding and the subsidiary guarantors had approximately $237.6 million of senior indebtedness outstanding. At February 28, 2002, after giving effect to the Refinancing Transactions, the non-guarantor subsidiaries, which include all of GPIC’s foreign subsidiaries, had approximately $5.2 million of indebtedness and other liabilities (including trade payables) that are structurally senior to the notes.

Optional redemption	Prior to February 15, 2005, GPC is entitled to redeem up to 35% of the original principal amount of the notes from the proceeds of certain equity offerings, so long as:

• it pays to the holders of such notes a redemption price of 108.625% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption; and

• at least 65% of the original aggregate principal amount of the notes and any additional notes remain outstanding after each such redemption, other than notes held by GPIC or its affiliates.

Prior to February 15, 2007, GPC is entitled to redeem the notes as a whole at a redemption price equal to the principal amount of the notes plus the Applicable Premium and accrued and unpaid interest. “Applicable Premium” is defined in “Description of the Notes— Certain Definitions”.

On or after February 15, 2007, GPC is entitled to redeem some or all of the notes at the fixed redemption prices listed under “Description of the Notes—Optional Redemption”, plus accrued and unpaid interest to the date of redemption.

Change of control
If we experience a Change of Control, subject to certain conditions, GPC must give holders of the notes the opportunity to sell to GPC their notes at 101% of the principal amount, plus accrued and unpaid interest. The term “Change of Control” is defined under “Description of the Notes—Certain Definitions”.

Restrictive covenants
The indenture governing the notes limits the ability of GPIC and its restricted subsidiaries, including GPC, to engage in certain activities. The provisions of the indenture limit GPIC’s and such subsidiaries’ ability, among other things, to:

• incur additional indebtedness;

• pay dividends on their capital stock or redeem, repurchase or retire their capital stock or subordinated indebtedness;

• make certain investments;

• incur subordinated indebtedness that is senior to the notes;

• create dividend or other payment restrictions affecting restricted subsidiaries;

• issue or sell capital stock of restricted subsidiaries;

• guarantee indebtedness;

• enter into transactions with affiliates;

• create liens;

• sell assets; and

• enter into certain mergers and consolidations.

These covenants are subject to important exceptions and qualifications described under “Description of the Notes—Certain Covenants”.

No Public Market	The notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors

You should consider carefully all the information set forth in this prospectus and, in particular, should evaluate the specific factors under the section “Risk Factors” beginning on page 13 for considerations relevant to participation in the exchange offer or an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain of GPIC’s historical consolidated financial information. The summary consolidated financial information at December 31, 2001 and for the years ended December 31, 1999, 2000 and 2001 has been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. You should read the summary consolidated financial information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference, and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,
	1999	2000	2001
	(in thousands, except ratio data)
Income Statement Data:
Net sales (1)	$850,155	$1,102,590	$1,112,535
Gross profit	128,805	138,611	152,277
Selling, general and administrative expense	73,357	61,134	62,874
Asset impairment and restructuring charges	7,813	5,620	8,900
Operating income	34,359	51,223	59,854
Gain from sale of businesses and other assets (2)	30,236	19,172	3,650
Interest expense	(34,240)	(82,071)	(52,811)
Income tax (expense) benefit	(11,945)	4,678	(4,257)
Income from discontinued operations, net of tax (3)	9,181	—	—
Net income (loss)	25,259	(6,998)	6,436
Preferred stock dividends declared	—	(3,806)	(10,000)
Net income (loss) attributable to common shareholders	25,259	(10,804)	(3,564)
Other Data:
EBITDA (4)	$98,456	$139,936	$148,160
Cash provided by operating activities	138,022	62,879	151,699
Cash provided by (used in) investing activities	(812,186)	212,649	(22,934)
Cash provided by (used in) financing activities	663,837	(287,385)	(126,011)
Depreciation and goodwill amortization (5)	56,284	83,094	79,406
Capital expenditures (5)	75,858	30,931	31,884
Ratio of total debt to EBITDA, as adjusted for the Refinancing Transactions			3.6 x
Ratio of EBITDA to interest expense, as adjusted for the RefinancingTransactions			2.9 x
Ratio of EBITDA to interest expense, as adjusted for the Refinancing Transactions and excluding interest rate swap expense (6)			3.6 x

	At December 31, 2001
	Actual	As Adjusted (7)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,766	$6,766
Working capital, excluding current maturities of debt	59,776	59,776
Total assets	1,229,335	1,227,384
Total debt	525,759	540,759
Total shareholders’ equity (8)	497,648	487,443

(1) Net sales in 2001 are from folding carton sales. Net sales from folding cartons (as opposed to sales of flexible packaging and other businesses disposed of in prior periods) totaled $691.3 million and $1,071.9 million in 1999 and 2000, respectively.
(2) We disposed of two businesses and several non-core assets during the periods presented:

Pre-tax Gains:
(in thousands)
1999:
Flexible Plants	$22,700
Solar Business	7,536

Total	30,236

2000:
Malvern Plant	11,365
Other Assets	7,807

Total	19,172
2001:
Other Assets	3,650

Total	3,650

(3)	Discontinued operations include the spin-off of CoorsTek, Inc. and the sale of the assets of Golden Aluminum Company.
(4)
We define EBITDA as income (loss) from continuing operations before interest expense, income taxes, depreciation and amortization, asset impairment and restructuring charges, gains and losses on asset sales and extraordinary gains or losses. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information as to our ability to meet our fixed charges, including interest on the notes, and is presented solely as a supplemental measure. Our EBITDA may not be comparable to EBITDA of other entities because other entities may not calculate EBITDA in the same manner as we do. This method may not conform to the manner in which consolidated cash flow is calculated for purposes of the indenture governing the notes.

(5)	Excludes CoorsTek and Golden Aluminum for the year ended December 31, 1999.
(6)
At December 31, 2001, we had interest rate swap agreements that hedged the underlying interest rates on $125.0 million of borrowings at an average fixed interest rate of 6.98% and $100.0 million of borrowings at an average interest rate of 5.94%. On February 28, 2002, we terminated a $35 million notional value interest rate snap contract that had a fixed interest rate of 5.94%. The remaining agreements expire in July 2002 and September 2002, respectively.

(7)	Adjusted to reflect the consummation of the Refinancing Transactions at December 31, 2001.
(8)	Includes $100.0 million of convertible, redeemable preferred stock issued in 2000.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends for the periods indicated:

	Year Ended December 31,
	1997	1998	1999	2000	2001
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	—	1.4x	1.5x	—	1.1x

Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of debt issuance costs, but not losses relating to the early extinguishment of debt), capitalized interest and 33% of rental expense (considered to be representative of the interest factor). Earnings were inadequate to cover fixed charges by $2.5 million and $10.5 million in 1997 and 2000, respectively.

RISK FACTORS

You should carefully consider the risks described below before participating in the exchange offer or investing in the notes. The risks described below are not the only risks we face. If any of the events described in these risk factors or elsewhere in this prospectus, or additional risks not presently known to us or that we currently deem immaterial should occur, our business, financial condition or results of operations could be harmed, the trading price of the notes could decline and you may lose all or part of your investment.

Risks Related to the Exchange Offer

There is no established trading market for the new notes, the value of the new notes may fluctuate significantly and any market for the new notes may be illiquid.

The notes are a new issue of securities, and there is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. We cannot assure you that a market for the notes will develop. Although the initial purchasers of the old notes have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Any such market-making will be subject to the limitations imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be limited during the exchange offer for the notes.

If a market for the notes does develop, we also cannot assure you that you will be able to sell your old notes or any new notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the old notes or any new notes. Future trading prices of the old notes and any new notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	our ability to complete the offer to exchange the old notes for the new notes;

•	the interest of securities dealers in making a market for the old notes and new notes;

•	prevailing interest rates; and

•	the market for similar securities.

Historically, the market for non-investment-grade debt has been subject to disruptions that have caused volatility in prices. If a market for the notes develops, it is possible that the market for the old notes and, if issued, the new notes will be subject to disruptions. Any disruptions may have a negative effect on you, regardless of our prospects and financial performance.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will remain subject to existing transfer restrictions. These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption of the notes or otherwise);

•	pursuant to an effective registration statement under the Securities Act;

•
so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act to a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A;

•	outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S under the Securities Act;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

•	pursuant to another available exemption from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Other than in this exchange offer, we do not intend to register the notes under the Securities Act. To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Risks Relating to Investment in the Notes

Our substantial level of indebtedness could adversely affect our ability to fulfill our obligations under the notes, our ability to react to changes in our business and our financial health and our ability to use indebtedness to fund future capital needs.

We have a substantial amount of indebtedness. After the Refinancing Transactions, at February 28, 2002, we had total indebtedness of $543.5 million and shareholders’ equity of $490.5 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase the amount of our interest expense, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•
prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the notes;

•	place us at a competitive disadvantage to our competitors that have relatively less indebtedness; and

•
limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends. Failing to comply with those covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our indebtedness or fund our planned capital expenditures.

The notes and guarantees rank behind all of our and our guarantors’ existing and future senior indebtedness, including indebtedness under our credit facility. There may not be sufficient assets to make full payment on the notes after all senior indebtedness is paid.

The notes and the guarantees are subordinated to the prior payment in full of our and the guarantors’ existing and future senior indebtedness and equal in right of payment with all other existing and future senior subordinated indebtedness. At February 28, 2002, after the Refinancing Transactions, GPC had approximately $240.2 million of senior indebtedness and the guarantors had approximately $240.9 million of senior indebtedness. Virtually all of the senior indebtedness of the guarantors consists of their respective guarantees of senior indebtedness under the new credit agreement. Because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of our company or any guarantor, our assets or the assets of the guarantors would be available to pay obligations under the notes only after all payments have been made on our or the guarantors’ senior indebtedness. We cannot assure you that sufficient assets will remain after all such payments have been made to make any payments on the notes. In addition, certain events of default under our senior indebtedness would prohibit us from making any payments on the notes, including payments of interest when due. The term “senior indebtedness” is defined in the “Description of the Notes—Certain Definitions” section of this prospectus.

Despite current indebtedness levels, we and our subsidiaries still may be able to incur substantially more indebtedness.

Subject to the restrictions in our new credit facility and the indenture governing the notes, we may incur significant additional indebtedness. Although the terms of our new credit facility and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify.

Claims of creditors of non-guarantor subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over you.

None of our existing or future foreign subsidiaries will guarantee the notes. Claims of creditors of any subsidiaries that do not guarantee the notes, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, will generally have priority with respect to the assets and earnings of such subsidiaries over our claims or those of our creditors, including you, even if the obligations of those subsidiaries do not constitute senior indebtedness. At February 28, 2002, our non-guarantor subsidiaries had approximately $5.2 million of total liabilities, including trade payables.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our indebtedness.

Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth and operating improvements will be realized or that future borrowings will be available to us under our new credit facility in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund other liquidity needs, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity or seek additional equity capital. Our ability to pay or to refinance our indebtedness, including the notes, will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that we will be able to pay our indebtedness, or refinance it on commercially reasonable terms, or at all.

We may be unable to purchase notes as required upon a change of control, which would constitute an Event of Default under the indenture governing the notes and could constitute a default under the terms of our other indebtedness.

If there is a change of control, under the terms of the indenture governing the notes, you may require us to purchase all or a portion of your notes at a purchase price of 101% of the principal amount thereof, plus accrued interest to the date of purchase. The new credit facility prohibits us from purchasing any notes, including in connection with a change of control, and also provides that the occurrence of certain change of control events will constitute a default under the new credit facility. In the event of a certain kind of change of control, we must offer to repay all borrowings under the new credit facility or obtain the consent of our lenders under the new credit facility to the purchase of the notes. If we do not repay such borrowings or obtain such consents, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which in turn would create a default under the new credit facility. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture governing the notes would restrict payments to you. We cannot assure you that we will have the financial resources or the ability to purchase outstanding notes upon the occurrence of a change of control.

Restrictions imposed by the new credit facility and the indenture governing the notes may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities.

We cannot assure you that the operating and financial restrictions and covenants in or applicable to our debt instruments, such as the notes and our new credit facility, will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

The indenture governing the notes contains various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create dividend or other payment restrictions affecting restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with affiliates;

•	create liens;

•	sell assets; and

•	enter into certain mergers and consolidations.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger, acquisition or other corporate opportunities.

The new credit facility requires us to maintain compliance with certain financial ratios. Our ability to comply with such ratios may be affected by events beyond our control. A breach of any of the covenants or our inability to comply with the required financial ratios could result in a default under the new credit facility. In the event of any such default, the lenders under the new credit facility could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, to require us to apply all of our available cash to repay such borrowings or to prevent us from making debt service payments on the notes, any of which would result in an Event of Default under the notes. If we were unable to repay any such borrowings when due, the lenders could proceed against their collateral, which consists of substantially all of our and our guarantors’ assets. If the indebtedness under the new credit facility or the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full. See “Description of the Notes” and “Description of Other Obligations”.

Fraudulent conveyance laws may permit courts to void guarantees of the notes in specific circumstances, which would interfere with the payment of the guarantees.

Federal and state statutes may allow courts, under specific circumstances, to void the guarantees of the notes. These courts could require you to return payments received from the guarantors in the event of the guarantors’ bankruptcy or other financial difficulty. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be subordinated to all other indebtedness of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

-	was insolvent or was rendered insolvent by reason of the incurrence;

-	was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business;

-	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

-	was a defendant in an action for money damages, or had a judgment for money damages entered against it if, in either case, after final judgment the judgment was unsatisfied.

The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the indebtedness, either:

•	the sum of the debtor’s debts and liabilities, including contingent liabilities, was greater than the debtor’s assets at fair valuation; or

•
the present fair saleable value of the debtor’s assets was less than the amount required to pay the probable liability on the debtor’s total existing debts and liabilities, including contingent liabilities, as they became absolute and matured.

If a court voids a guarantee or holds it unenforceable, you will cease to be a creditor of the guarantor and will be a creditor solely of us and the other guarantors. In addition, any payment by such guarantor pursuant to its guarantee could be voided and required to be returned to such guarantor, or to a fund for the benefit of the creditors of the guarantor. At February 28, 2002, after the Refinancing Transactions, our guarantors had total liabilities, excluding liabilities owed to us and guarantees of our indebtedness, of approximately $220.7 million.

Risks Relating to Our Business

We are dependent on key customers and strategic relationships, and the loss of key customers or these relationships could adversely affect our business, financial condition and results of operations.

Our continued success is dependent upon our relationship with key customers, including Kraft Foods Inc. and the Coors Brewing Company. For the years ended December 31, 2000 and 2001, sales to Kraft Foods Inc. and its affiliates accounted for approximately 17% and 19% of our gross sales and sales to Coors Brewing accounted for approximately 10% and 11% of our gross sales. Our combined sales to General Mills, Inc. and The Pillsbury Company (which was acquired by General Mills in 2001), for those same periods, accounted for approximately 10% and 11% of our gross sales. In addition, for the same periods, our 20 largest customers accounted for approximately 73% and 79% of our gross sales.

From time to time our contracts with our customers are up for renewal. Our contract with Coors Brewing expires at the end of 2002. There can be no assurance that such contract will be renewed on favorable terms or at all. In addition, our contracts typically do not require our customers to purchase any minimum level of products from us and permit them to obtain price quotations from our competitors, which we would have to meet to retain their business.

The loss of one or more of our key customers, or a declining market in which such customers reduce orders or request reduced prices, could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition and, if we are unable to compete successfully against other manufacturers of folding cartons, we could lose customers and our revenues may decline.

We are subject to strong competition in most of the markets that we serve. A relatively small number of large competitors hold a significant portion of the folding carton segment of the fiber-based product packaging industry. This competition is driven by intense pricing pressures. The installation of state-of-the-art equipment by manufacturers has intensified the competitive pricing in the industry. If our facilities are not as cost efficient as those of our competitors, or if our competitors otherwise are able to offer lower prices, we may lose customers to our competitors, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, even in strong markets, price pressures may emerge as competitors attempt to gain a greater market share by lowering prices. Competition in the various markets in which we participate comes from companies of various sizes, many of which are larger and have greater financial and other resources than we have and thus can better withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future.

We have made acquisitions and business combinations, which entails certain risks, and may do so again in the future. We cannot guarantee that we will realize the expected benefits from future acquisitions or combinations or that our existing operations will not be harmed as a result of any such acquisitions or combinations.

We have grown in large part through acquisitions and may continue to do so. Acquisitions entail certain risks, including:

•	difficulty in assimilating the operations and personnel of the acquired company with our existing operations and realizing anticipated synergies;

•	loss of key employees of the acquired company;

•	difficulty maintaining uniform standards, controls, procedures and policies; and

•	unrecorded liabilities of acquired companies that we fail to discover during our due diligence investigations.

We cannot guarantee that we will realize the expected benefits from future acquisitions or that our existing operations will not be harmed as a result of any such acquisitions.

Price fluctuations in raw materials and energy costs could adversely affect our manufacturing costs and ability to obtain the materials we need to manufacture our products.

The primary raw materials used in the manufacture of our products are purchased in highly competitive, price sensitive markets. These raw materials have in the past, and may in the future, demonstrate price and demand cyclicality. Specifically, the supply and price of paperboard and recycled fiber depend on a variety of factors over which we have no control, including both environmental and conservation regulations. A decrease in the supply of these raw materials has caused, and will likely continue to cause, higher costs in some regions in which we purchase the materials. Such costs are likely to continue to fluctuate based upon supply and demand. Our business, financial condition and results of operations could be adversely affected if these costs increase and we are unable to pass them on to our customers.

The cost of producing our products is also sensitive to energy costs. Energy prices were volatile during 2001. In the future, energy prices may rise, in which case our competitive position and results of operations could be adversely affected.

We may not be able to adequately protect our intellectual property and proprietary rights, which could harm our future success and competitive position.

Our future success and competitive position depend in part upon our ability to obtain and maintain certain proprietary technologies used in our principal products. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or payments to other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark, copyright law and confidentiality agreements to protect such technologies. Some of our technologies are not covered by any patent or patent application, and we cannot assure you that:

•	any of the patents owned by us will not be invalidated, circumvented, challenged or licensed to others; or

•	any of our pending or future patent applications will be issued within the scope of the claims sought by us, if at all.

Further, we cannot assure you that others will not develop technologies that are similar or superior to our technologies, duplicate our technologies or design around our patents. We cannot assure you that steps taken by us to protect our technologies will prevent misappropriation of such technologies.

We also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of this research.

We are subject to environmental laws and other governmental regulations, and costs related to compliance with, or any liability for failure to comply with, existing or future laws and regulations could adversely affect our business, financial condition and results of operations.

We are subject to various federal, state, local and foreign environmental laws and regulations relating to the management, disposal and, under certain circumstances, remediation of toxic and hazardous materials and the discharge of pollutants into the air and water. If we fail to comply with existing or future laws and regulations we may be subject to governmental or judicial fines or sanctions. Laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. The nature of our operations exposes us to the risk of liabilities or claims regarding environmental matters with respect to currently and formerly owned properties, including those relating to the on- and off-site disposal and release of hazardous materials.

We cannot predict:

•	what environmental or health and safety legislation or regulations will be enacted in the future;

•	how existing or future laws or regulations will be enforced, administered or interpreted; or

•	the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

Our environmental liabilities, including compliance and remediation costs, or liabilities for other governmental regulations may have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely impacted by work stoppages and other labor relations matters.

We are subject to risk of work stoppages and other labor relations matters because approximately 41% of our workforce is unionized. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, financial condition or results of operations.

We may encounter difficulties in our restructuring and reorganization efforts, which could prevent us from accommodating our existing business and capturing new business.

We have recently closed higher cost facilities and opened a new, more cost effective facility and otherwise restructured our business to optimize our operations and improve our cost competitiveness. However, we may experience difficulty in realizing the benefits of these efforts. We may be unable to efficiently move our business and other operations from our closed facilities to our remaining plants. As a result, we may be unable to satisfactorily accommodate existing business or to capture new business.

Various Coors family trusts own a significant interest in us and may exercise their control in a manner detrimental to your interests.

As of February 28, 2002, various members of the Coors family and their trusts controlled 66% of the voting power of GPIC. The Coors family and their trusts would control 77% of our vote if all of the Series B preferred stock held by the Grover C. Coors Trust were converted into common stock and all options held by Coors family members were exercised. Therefore, the Coors family has the power to direct our affairs and is able to determine the outcome of substantially all matters required to be submitted to shareholders for approval, including the election of all our directors. We cannot assure you that these persons will not exercise their control over us in a manner detrimental to your interests.

Terrorist attacks, such as those that occurred on September 11, 2001, and acts of bioterrorism have contributed to economic instability in the United States and further acts of terrorism, bioterrorism, violence or war could affect the markets in which we operate, our business operations, our expectations and other forward-looking statements contained in this prospectus.

The terrorist attacks on September 11, 2001 and subsequent acts of bioterrorism have caused instability in the world’s markets. There can be no assurance that the current armed hostilities will not increase or that the terrorist attacks, or U.S.

responses, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability. These terrorist attacks, acts of bioterrorism or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could have an impact on our sales, our supply chain, our production capability and costs and our ability to deliver our products to our customers.

We may be subject to losses that might not be covered in whole or in part by existing insurance coverage. These uninsured losses could adversely affect our business, financial condition and results of operations.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried for similar properties. There are certain types of losses, however, such as losses resulting from wars or acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, financial condition or results of operations.

THE EXCHANGE OFFER

Background

On February 28, 2002, we privately placed $300.0 million aggregate principal amount of old notes in a transaction exempt from registration under the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated February 28, 2002, with the initial purchasers of the old notes. In the registration rights agreement, we agreed to register under the Securities Act an offer of our new notes in exchange for the old notes. We also agreed to deliver this prospectus to holders of the old notes, to file the exchange offer registration statement within 90 days of the issuance of the old notes, to use our commercially reasonable efforts to cause such registration statement to become effective within 180 days after the issuance of the old notes, and, as soon as practical after the effectiveness of this registration statement, to offer the new notes in exchange for surrender of the old notes. In this prospectus, we refer to the old notes and the new notes together as the “notes.”

The summary in this prospectus of provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Resale of the New Notes

Based on no-action letters issued by the staff of the SEC to third parties, we believe that a holder of old notes, but not a holder who is an affiliate of ours within the meaning of Rule 405 of the Securities Act, who exchanges old notes for new notes in the exchange offer, generally may offer the new notes for resale, sell the new notes and otherwise transfer the new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is an affiliate of ours within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the new notes only if the holder acquires the new notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in a distribution of the new notes.

Any holder of old notes using the exchange offer to participate in a distribution of new notes cannot rely on the no-action letters referred to above. This includes a broker-dealer that acquired old notes directly from us, but not as a result of market-making activities or other trading activities. Consequently, the holder must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of new notes received in exchange for old notes. The letter of transmittal which accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes it receives in exchange for old notes in the exchange offer. We will make this prospectus available to any participating broker-dealer and other persons, if any, with similar prospectus delivery requirements, in connection with any resale of this kind for a period of 180 days following the consummation of this exchange offer or such shorter period during which participating broker-dealers are required by law to deliver such prospectus. See “Plan of Distribution.”

Each holder of old notes who wishes to exchange old notes for new notes in this exchange offer will be required to represent and acknowledge, for the holder and for each beneficial owner of such old notes, whether or not the beneficial owner is the holder, in the letter of transmittal that:

•	the new notes to be acquired by the holder and each beneficial owner, if any, are being acquired in the ordinary course of business;

•	neither the holder nor any beneficial owner is an affiliate, as defined in Rule 405 of the Securities Act, of ours or of any of our subsidiaries;

•
any person participating in the exchange offer with the intention or purpose of distributing new notes received in exchange for old notes, including a broker-dealer that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, cannot rely on the no-action letters referenced above and must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale of the new notes acquired by such person;

•
if the holder is not a broker-dealer, the holder and each beneficial owner, if any, are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in any distribution of the new notes received in exchange for old notes; and

•
if the holder is a broker-dealer that will receive new notes for the holder’s own account in exchange for old notes, the old notes to be so exchanged were acquired by the holder as a result of market-making or other trading activities and the holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes received in the exchange offer. By so representing and acknowledging and by delivering a prospectus, however, the holder will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Shelf Registration Statement

In the event that:

•	applicable interpretations of the SEC staff or changes in law prevent us from effecting a registered exchange offer;

•	for any other reason we do not consummate a registered exchange offer within 210 days after the closing date of our private placement of the old notes;

•	an initial purchaser of the old notes shall notify us following consummation of the exchange offer that the notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

•
any holder of the notes (other than a broker-dealer exchanging old notes acquired for its own account as a result of market making or other trading activities for new notes) shall notify us within 10 business days following consummation of the registered exchange offer that such holder is not eligible to participate in the registered exchange offer or, in the case of any holder (other than a broker-dealer exchanging old notes acquired for its own account as a result of market making or other trading activities for new notes) that participates in the registered exchange offer, such holder may not resell the new notes acquired by it in the registered exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, and any such holder so requests;

then, we will, at our cost:

•
promptly file a shelf registration statement covering resales of the old notes or the new notes, as the case may be, on or prior to the 90th day after the date on which the obligation to file a shelf registration statement arises (such 90th day, the “shelf filing date”);

•	use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day following the shelf filing date; and

•
use our commercially reasonable efforts to keep the shelf registration statement effective until the earliest of (A) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date, and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will, in the event a shelf registration statement is filed, among other things, provide to each note holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or new notes, as the case may be. A holder selling such notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the securities act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including certain indemnification obligations.

Additional Interest

We will pay additional cash interest on the applicable old notes or new notes if any of the following registration defaults shall occur:

•	we fail to file either the exchange offer registration statement or the shelf registration statement with the SEC on or before the date specified for such filing;

•	either the exchange offer registration statement or the shelf registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness;

•	the registered exchange offer is not consummated within 210 days after the closing date of the private placement of the old notes; or

•
after either the exchange offer registration statement or the shelf registration statement is declared effective, such registration statement thereafter ceases to be effective or usable, subject to certain exceptions;

from and including the date on which any such registration default shall occur to, but excluding, the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.5% per annum; provided, however, that:

•
no note holder who is not entitled to the benefits of a shelf registration statement shall be entitled to receive additional interest by reason of a registration default that pertains to a shelf registration statement; and

•
no holder of notes constituting an unsold allotment from the original sale of the notes and no other holder who is entitled to the benefits of a shelf registration statement shall be entitled to receive additional interest by reason of a registration default that pertains to a registered exchange offer.

We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the old notes and new notes.

All references to the Indenture, in any context, to any interest or any other amount payable on or with respect to the notes shall be deemed to include any additional interest paid pursuant to the registration rights agreement.

Terms of the Exchange Offer

Upon the effective date of the registration statement containing this prospectus, we will offer the new notes in exchange for surrender of the old notes. We will keep the exchange offer open for at least 30 days after the date notice thereof is mailed to holders, or longer if required by applicable law.

Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal which accompanies this prospectus, we will accept any and all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue an equal principal amount of new notes in exchange for the principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes under the exchange offer. Old notes may be tendered only in integral multiples of $1,000.

The form and terms of the new notes will be the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	the new notes will not contain certain terms providing for an increase in the interest rate on the old notes under specific circumstances which are described in the registration rights agreement.

The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture governing the old notes.

In connection with the exchange offer, holders of old notes do not have any appraisal or dissenters’ rights under law or the indenture governing the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC related to such offers.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice of acceptance to Wells Fargo Bank Minnesota, N.A., the exchange agent for the exchange offer. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events specified in this prospectus or if old notes are submitted for a greater principal amount than the holder desires to exchange, the certificates for the unaccepted old notes will be returned without expense to the tendering holder. If old notes were tendered by book-entry transfer in the exchange agent account at The Depository Trust Company, or DTC, in accordance with the book-entry transfer procedures described below, these non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration date of the exchange offer.

We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “Solicitations of Tenders; Expenses.” Holders who tender old notes in the exchange offer will therefore not need to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer.

Expiration Date; Extensions; Amendments

The expiration date of the exchange offer is 5:00 p.m., New York City time, on [            ], 2002, unless we, in our sole and reasonable discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion:

•
to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below under “Conditions” shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

We will promptly announce any such event by making a timely release and may or may not do so by other means as well.

Procedures for Tendering

The tender of old notes to us by a holder pursuant to one of the procedures set forth below will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

General Procedures.     A holder of an old note may tender the same by properly completing and signing the letter of transmittal or a copy of the letter of transmittal and delivering the same, together with the certificate or certificates representing the old notes being tendered and any required signature guarantees or a timely confirmation of a book-entry transfer pursuant to the procedure described below, to the exchange agent at its address set forth below under “exchange agent” on or prior to the expiration date, or by complying with the guaranteed delivery procedures described below.

If tendered old notes are registered in the name of the signer of the letter of transmittal and the new notes to be issued in exchange are to be issued (and any untendered old notes are to be reissued) in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered old notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, referred to herein as an “eligible institution,” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 of the Exchange Act. If the new notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature on the letter of transmittal must be guaranteed by an eligible institution.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes should contact the registered holder promptly and instruct the holder to tender old notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender the old notes, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the old notes, either make appropriate arrangements to register ownership of the old notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

THE METHOD OF DELIVERY OF OLD NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

Book-Entry Transfer.     The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange, you must transmit to the exchange agent on or prior to the expiration date either: (i) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth below under “—exchange agent”; or (ii) a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver old notes held in the form of book-entry interests, a timely confirmation of book-entry transfer of those old notes into the exchange agent’s account at DTC must be received by the exchange agent prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

Certificated Old Notes.     If your old notes are certificated old notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under
“—exchange agent.” In addition, in order to validly tender your certificated old notes, the certificates representing your old notes must be received by the exchange agent prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures.     If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at the address specified below under “—exchange agent,” on or prior to the expiration date, a letter or facsimile transmission from an eligible institution setting forth the name and address of the tendering holder, the names in which the old notes are registered and, if possible, the certificate number of the old notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter or facsimile transmission by the eligible institution, the old notes, in proper form for transfer, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless old notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. A copy of a Notice of Guaranteed Delivery, which may be used by eligible institutions for the purposes described in this paragraph, is being delivered with this prospectus and the related letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the old notes or a timely book-entry confirmation is received by the exchange agent. Issuances of new notes in exchange for old notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an eligible institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered old notes or a timely book-entry confirmation.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of old notes will be determined by us and shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance of which, or exchange for which, may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions thereto, will be final and binding. No tender of old notes will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Neither we, the exchange agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of this exchange offer.

The party tendering old notes for new notes transfers and exchanges the old notes to us and irrevocably constitutes and appoints the exchange agent as the transferor’s agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged.

The transferor represents and warrants that it has full power and authority to tender, exchange, sell, assign and transfer the old notes, and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such transferor.

If the transferor is not a broker-dealer, it represents that it is not engaged in, and does not intend to engage in, a distribution of new notes. If the transferor is a broker-dealer that will receive new notes for its own account in exchange for old notes, it represents that the old notes to be exchanged for new notes were acquired by it as a result of market-making activities or other trading activities, and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes acquired in the exchange offer; by so acknowledging and by delivering a prospectus, however, the transferor will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Withdrawal Rights

Old notes tendered in the exchange offer may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written or facsimile transmission of notice of withdrawal must be timely received by the exchange agent at its address set forth below under “—exchange agent” on or prior to the expiration date. Any notice of withdrawal must specify the person named in the letter of transmittal as having tendered old notes to be withdrawn, the certificate numbers of old notes to be withdrawn, the aggregate principal amount of old notes to be withdrawn (which must be an authorized denomination), that the holder is withdrawing his election to have the old notes exchanged, and the name of the registered holder of such old notes, if different from that of the person who tendered the old notes. Additionally, the signature on the notice of withdrawal must be guaranteed by an eligible institution (except in the case of old notes tendered for the account of an eligible institution). The exchange agent will return the properly withdrawn old notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be final and binding on all parties.

If old notes have been tendered pursuant to the procedures for book entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of old notes, in which case a notice of withdrawal will be effective if delivered to the exchange agent by written or facsimile transmission. Withdrawals of tenders of old notes may not be rescinded. Old notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time on or prior to the expiration date by following any of the procedures described herein.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of old notes validly tendered and not withdrawn and the issuance of the new notes will be made promptly following the expiration date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered old notes when, as and if we had given notice of acceptance to the exchange agent.

The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving new notes from us and causing the old notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of new notes to be issued in exchange for accepted old notes will be made by the exchange agent promptly after acceptance of the tendered old notes. Old notes not accepted for exchange by us will be returned without expense to the tendering holders or, in the case of old notes tendered by book-entry transfer, into the exchange agent’s account at DTC promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is terminated.

Conditions

Notwithstanding any other provision of the exchange offer, or any extension of an exchange offer, we will not be required to issue new notes with respect to any properly tendered old notes not previously accepted and may terminate the exchange offer (by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release) or, at our option, modify or otherwise amend the exchange offer, if: (i) the exchange offer, or the making of any exchange by a note holder, would violate applicable law or any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer; (iii) there shall have been adopted or enacted any law, statute, rule or regulation prohibiting or limiting the exchange offer; (iv) there shall have been declared by United States federal or New York state authorities a banking moratorium; or (v) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority.

The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances, including any action or inaction by us giving rise to such condition, or may be waived by us in whole or in part at any time or from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or qualification under the Trust Indenture Act of 1939, as amended, referred to herein as the “TIA,” of the indenture pursuant to which such old notes were issued.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of old notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

•	delivery of the exchange notes, or certificates for old notes for principal amounts not exchanged, are to be made to any person other than the record holder of the old notes tendered;

•	tendered certificates for old notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of old notes under the exchange offer.

Consequences of Failure to Exchange

Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender such old notes in exchange for the new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain rights under the registration rights agreement will terminate.

In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•
the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law, and;

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

Exchange agent

Wells Fargo Bank Minnesota, N.A. has been appointed as the exchange agent of the exchange offer. All executed letters of transmittal should be directed to the Wells Fargo Bank Minnesota, N.A., Corporate Trust Services at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to Robert L. Reynolds, Vice President, addressed as follows:

By Mail/Hand Delivery/Overnight Delivery Registered or
Certified Mail:
Robert L. Reynolds—Vice President
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
213 Court Street—Suite 902
Middletown, CT 06457
By: Facsimile: Robert L. Reynolds, Vice President Fax: 860-704-6219 Please confirm by telephone: 860-704-6216
For Information Call: 860-704-6216

Delivery to an address other than as set forth above, or transmission of instructions by facsimile number other than the number set forth above, will not constitute a valid delivery.

Solicitations of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay for the expenses incurred in connection with the exchange offer (other than commissions or concessions of any brokers or dealers), including the fees and expenses of the exchange agent and printing, registration, filing, accounting and legal fees (including the expenses of one counsel for the holders of the notes).

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made based upon this prospectus shall, under any circumstance, create any implication that there has been no change in our affairs since the respective dates as of which information is given. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of such jurisdiction. We may, however, at our discretion, take such action as we deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of old notes in such jurisdiction. In any jurisdiction of which the securities laws or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the expiration date of the exchange offering period. Accordingly, no gain or loss for accounting purposes will be recognized. For accounting purposes, the expenses of the exchange offer will be deferred and amortized as interest expense over the life of the notes in accordance with generally accepted accounting principles.

Appraisal Rights

Holders of old notes will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary and holders should carefully consider whether to accept. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of the old notes who do not tender their certificates in the exchange offer will continue to hold such certificates and will be entitled to all the rights and limitations under the indenture pursuant to which the old notes were issued, except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer set forth in the old notes and the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market, if any, for any old notes that remain outstanding could be adversely affected.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through a subsequent exchange offer or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes in the exchange offer as described in this prospectus. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in like principal amounts. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding debt.

DESCRIPTION OF OTHER OBLIGATIONS

New Senior Secured Credit Facility

General.     As part of the Refinancing Transactions and concurrently with the consummation of the initial offering of the old notes, GPC entered into a new senior secured credit facility. A syndicate of certain financial institutions serves as lenders, with Morgan Stanley Senior Funding, Inc. and Credit Suisse First Boston as the co-lead arrangers. The description below of the new credit facility is only a summary of its principal terms.

The new credit facility provides GPC with $450.0 million of aggregate borrowing capacity, consisting of:

•	a secured $175.0 million funded term loan (the “Term Loan Facility”); and

•	a secured $275.0 million revolving line of credit which was initially funded at $62.6 million at the closing of the Refinancing Transactions (the “Revolving Credit Facility”).

Use of Proceeds of the New Senior Secured Credit Facility.     We used the proceeds from the new senior secured credit facility together with the net proceeds of the initial offering of the old notes to refinance our old senior secured credit facility, to repurchase our then existing subordinated notes at par and to pay expenses. We also will use those proceeds for general corporate purposes.

Guarantees; Security.     GPC’s obligations under the new credit facility are unconditionally guaranteed by GPIC, subject to certain exceptions, and each of GPIC’s domestic subsidiaries, including, subject to certain exceptions, all of GPC’s direct and indirect domestic subsidiaries. Subject to certain exceptions, GPIC and each of its domestic subsidiaries has granted the administrative agent and the lenders a valid and perfected first priority lien and security interest in (i) all shares of capital stock and all intercompany debt owned by such person, except that only 65% of the voting stock of foreign subsidiaries have been pledged and (ii) all present and future property and assets, real and personal, owned by such person.

Amortization; Interest; Fees; Maturity.     The Term Loan Facility will mature on the seventh anniversary of the closing of the Refinancing Transactions. GPC will be required to repay the loans under the Term Loan Facility in full at maturity, subject to amortization of 1% per year.

The Revolving Credit Facility will terminate on the fifth anniversary of the closing of the Refinancing Transactions. All loans outstanding on the Revolving Credit Facility must be repaid upon such termination and all letters of credit outstanding under the Revolving Credit Facility will terminate at least one day prior to the termination date.

Prepayments.     The new senior secured credit facility requires GPC to prepay loans thereunder with (A) the proceeds from (i) certain sales or dispositions of assets and capital stock, (ii) certain incurrences of indebtedness, (iii) casualty insurance proceeds and (iv) certain offerings of capital securities, and (B) certain percentages of our annual excess cash flow.

Covenants and Events of Default.     The new senior secured credit facility contains, among other things, covenants that restrict GPIC’s and each of its subsidiaries’ ability to dispose of assets, merge, pay dividends, repurchase or redeem capital stock and indebtedness (including the notes), incur indebtedness and guarantees, create liens, enter into agreements with negative pledge clauses, make certain investments or acquisitions, change its business or make fundamental changes and that otherwise restrict corporate actions. The new senior secured credit facility also contains a number of financial maintenance covenants.

The new senior secured credit facility also specifies certain events of default including, but not limited to, nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, invalidity of the guarantees or the security documents and certain changes of control. The occurrence of any event of default could result in the acceleration of GPC’s and the guarantors’ obligations under the senior secured credit facility.

Convertible Preferred Stock

On August 15, 2000, GPIC sold 1,000,000 shares of 10% Series B Convertible Preferred Stock to the Grover C. Coors Trust for $100.0 million. We used the proceeds from the sale to pay down debt, a portion of which became due August 15, 2000. As a result of the transaction and as of February 28, 2002, the Grover C. Coors Trust is the owner of securities representing approximately 47.6% of the combined voting power of GPIC’s outstanding securities or 63.3% if all the Series B Preferred Stock were converted into common stock. GPIC received an opinion from an independent investment banker as to the fairness of the consideration received by it in connection with this transaction. The preferred stock (i) is entitled to a quarterly dividend of $2.5 million, (ii) is convertible into common stock by the holder at the rate of $2.0625 per share at any time and (iii) may be redeemed by GPIC at any time after five years at 105% of face value, decreasing 1% per year thereafter. Until converted, the holder of the preferred stock is entitled to one vote for every two common shares into which the preferred stock may be converted and, upon liquidation, to receive a preference and participate with the common shareholders. The holder of the preferred stock has the right to compel registration of the underlying common shares with the SEC.

DESCRIPTION OF THE NOTES

General

We issued the notes under an Indenture, dated as of February 28, 2002, as amended by the First Supplemental Indenture, dated as of April 9, 2002 (the Indenture, as amended, the “Indenture”), among us, as issuer, the Parent, as a Guarantor, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description of the notes, the word “Parent” refers only to Graphic Packaging International Corporation and not to any of its subsidiaries. The terms “Company”, “we”, “us” and “our” refer only to Graphic Packaging Corporation, the issuer of the notes and a wholly owned subsidiary of Graphic Packaging International Corporation, and not to any of our subsidiaries.

The following description is only a summary of certain provisions of the Indenture and the registration rights agreement. We urge you to read the Indenture and the registration rights agreement because they, not this description, define your rights as holders of these notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information”.

The terms and provisions of the old notes and the new notes are identical, except that the transfer restrictions and registration rights applicable to the old notes will generally not apply to the new notes, and the following description is applicable to both the old notes and the new notes.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are unsecured senior subordinated obligations of ours;

•	are subordinated in right of repayment to all existing and future Senior Indebtedness of ours;

•	are pari passu in right of repayment to all future Senior Subordinated Indebtedness of ours;

•	are senior in right of repayment to all existing and future Subordinated Obligations of ours;

•	are unconditionally and jointly and severally guaranteed by the Guarantors; and

•	are being registered with the SEC pursuant to the registration statement containing this prospectus pursuant to the registration rights agreement.

The Guarantees

The Guarantees of the notes:

•	are unsecured senior subordinated obligations of each Guarantor;

•	are subordinated in right of repayment to all existing and future Senior Indebtedness of each Guarantor;

•	are pari passu in right of repayment to all Senior Subordinated Indebtedness of each Guarantor;

•	are senior in right of repayment to all existing and future Subordinated Obligations of each Guarantor; and

•	are being registered with the SEC pursuant to the registration statement containing this prospectus pursuant to the registration rights agreement.

Principal, Maturity and Interest

We issued $300.0 million aggregate principal amount of old notes on February 28, 2002. The notes will mature on February 15, 2012. Subject to our compliance with the “Limitation on Indebtedness” covenant, we are permitted to issue more notes under the Indenture in an unlimited aggregate principal amount (the “Additional Notes”). We will issue notes in denominations of $1,000 and integral multiples of $1,000. The old notes, new notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes”, references to the notes include the old notes, new notes and any Additional Notes actually issued.

Each note will initially bear interest at 8 5/8% per annum, and will be payable semiannually in arrears on February 15 and August 15 of each year, commencing August 15, 2002. We will make each interest payment to the holders of record of these notes on the immediately preceding February 1 and August 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional interest may accrue on the notes in certain circumstances pursuant to the registration rights agreement.

Optional Redemption

On or after February 15, 2007, we may redeem all or a part of the notes, at any time, upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below:

Year	Redemption Price
2007	104.313%
2008	102.875
2009	101.438
2010 and thereafter	100.000

In addition, prior to February 15, 2005, we may at our option on one or more occasions redeem the notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of notes (which includes Additional Notes, if any) originally issued at a redemption price of 108.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the Net Cash Proceeds from one or more Equity Offerings (provided that the Net Cash Proceeds thereof equal to the amount required to redeem any such notes is contributed by the Parent to our equity capital); provided, however, that:

(1) at least 65% of such aggregate principal amount of notes (which includes Additional Notes, if any) originally issued remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Parent or its Affiliates); and

(2) each such redemption occurs within 90 days after the date of the related Equity Offering.

At any time prior to February 15, 2007, the notes may also be redeemed as a whole at our option, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of the date of redemption and accrued and unpaid interest, if any, to the date of redemption. Notices may be conditional.

Selection and Notice of Redemption

If we are redeeming less than all of the notes at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem notes of $1,000 in principal amount or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. We will issue a new note in principal amount equal to the unredeemed portion of the original note in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase the notes as described under the captions “—Repurchase at the Option of Holders” and “—Certain Covenants—Limitation on Asset Sales”. We may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase at the Option of Holders

Following a Change of Control, unless we shall have exercised our right to redeem the notes as described under “—Optional Redemption”, we must commence, within 30 days of the occurrence of such Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

We will not be required to make an Offer to Purchase following a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to an Offer to Purchase following a Change of Control made by us and purchases all notes validly tendered and not withdrawn under such Offer to Purchase or if we have exercised our option to redeem all the notes pursuant to the provisions described under “—Optional Redemption”.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under this covenant by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control repurchase feature is a result of negotiations between us and the initial purchasers of the old notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure. Restrictions on our ability to incur additional Indebtedness are contained in the “Limitation on Indebtedness” covenant. Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in the covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of certain highly leveraged transactions.

The Credit Agreement prohibits us from purchasing the notes, and also provides that the occurrence of certain change of control events would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we may seek the consent of our lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to comply with this covenant would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to Holders of notes.

Future indebtedness that the Parent or its Restricted Subsidiaries (including us) may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us.

Finally, our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions under the Indenture relative to our obligation to make an Offer to Purchase as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Guarantees

The Parent and the Subsidiary Guarantors jointly and severally guarantee, on a senior subordinated basis, our obligations under the notes. Each Subsidiary Guarantee is limited as necessary to prevent such Subsidiary Guarantee from being rendered voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person (other than the Parent, us or another Subsidiary Guarantor) unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Subsidiary Guarantor pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor to a third party other than the Parent or an Affiliate of the Parent (including by way of merger or consolidation);

(2) in connection with any sale of all of the capital stock of a Subsidiary Guarantor;

(3) if the Parent designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the Indenture;

(4) in connection with the merger or dissolution of a Subsidiary Guarantor into the Parent, us or another Subsidiary Guarantor; or

(5) upon the legal defeasance of the notes as described under the caption “—Defeasance”.

Registered Exchange Offer; Registration Rights

Upon the closing of the offering of the old notes, we and the Parent entered into the registration rights agreement with the initial purchasers of the old notes, which provides for this exchange offer. A copy of the registration rights agreement is filed as an exhibit to the registration statement containing this prospectus. Please read the section captioned “The Exchange Offer” for more details regarding the terms of the registration rights agreement and the exchange offer.

Ranking

Notes and Guarantees versus Senior Indebtedness

The Indebtedness evidenced by these notes and the Guarantees are senior subordinated obligations of ours and the Guarantors, as the case may be. The payment of the principal of, premium, if any, and interest on the notes and any other amounts payable pursuant to the terms of the notes and the Guarantees is subordinate in right of payment, as set forth in the Indenture, to the prior payment in full in cash when due of all Senior Indebtedness of the Company or the relevant Guarantor, as the case may be, whether outstanding on the Closing Date or thereafter incurred, including the obligations of ours and such Guarantors under the Credit Agreement.

As of February 28, 2002, after the Refinancing Transactions, our Senior Indebtedness was approximately $240.2 million, the Senior Indebtedness of the Subsidiary Guarantors was approximately $237.6 million and the Senior Indebtedness of the Parent was approximately $240.9 million. In addition, as a result of the Refinancing Transactions, the Company had additional availability of $207.3 million for borrowings of Senior Indebtedness under the Credit Agreement. Virtually all of the Senior Indebtedness of the Guarantors consists of their respective guarantees of our Senior Indebtedness under the Credit Agreement.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Parent, the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness”.

Guarantees versus Other Liabilities of Subsidiaries

A portion of our operations are, or may in the future be, conducted through our subsidiaries. Some of these subsidiaries are not guaranteeing the notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the non-guarantor subsidiaries, and claims of preferred shareholders, if any, of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the notes and the Guarantees will be effectively subordinated to creditors (including trade creditors) and preferred shareholders, if any, of such non-guarantor subsidiaries.

As of December 31, 2001, after giving pro forma effect to the Refinancing Transactions, the total liabilities of the non-guarantor subsidiaries were approximately $5.2 million, including trade payables, and such non-guarantor subsidiaries had no preferred stock outstanding. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of the Parent’s and the Company’s subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See
“—Certain Covenants—Limitation on Indebtedness”.

Notes and Guarantees versus Other Senior Subordinated Indebtedness

Only Indebtedness of the Company or a Guarantor that is Senior Indebtedness will rank senior to the notes and the relevant Guarantee in accordance with the provisions of the Indenture. The notes and each Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, respectively.

We and the Guarantors have agreed in the Indenture that we and they will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Guarantors unless such Indebtedness is pari passu or subordinated in right of payment to the notes and the Guarantees, as applicable. Unsecured Indebtedness is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on, the notes or make any deposit pursuant to the provisions described under “—Defeasance” and may not repurchase, redeem or otherwise retire any notes (collectively, “pay the notes”) if either of the following (each, a “Payment Default”) occurs:

(1) any Designated Senior Indebtedness is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded in writing or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the notes for a period (a “Payment Blockage Period”) of 179 days commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period. The Payment Blockage Period will end prior to such 179th day if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because no defaults continue in existence which would permit the acceleration of the maturity of any Designated Senior Indebtedness at such time; or

(3) because such Designated Senior Indebtedness has been repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, or any Payment Default otherwise exists, we are permitted to resume payments on the notes after the end of such Payment Blockage Period. The notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than holders of Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of our assets upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshalling of our assets or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property:

(1) the holders of Senior Indebtedness will be entitled to receive payment in full in cash of the Senior Indebtedness before the noteholders are entitled to receive any payment or distribution with respect to the notes; and

(2) until all Obligations with respect to Senior Indebtedness are paid in full in cash, any payment or distribution to which noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of the notes may receive certain Capital Stock and subordinated debt obligations.

If a distribution is made to noteholders that, due to the subordination provisions, should not have been made to them, such noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them or their Representatives as their interests may appear.

If payment of the notes is accelerated because of an Event of Default, we or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration. If any Designated Senior Indebtedness is outstanding at the time of such acceleration, neither we nor any Guarantor may pay the notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the Indenture otherwise permits payment at that time.

The obligations of a Guarantor under its Guarantee are senior subordinated obligations. As such, the rights of noteholders to receive payment by a Guarantor pursuant to a Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination provisions described above with respect to our obligations under the notes apply equally to a Guarantor and the obligations of such Guarantor under a Guarantee.

By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of ours or a Guarantor who are holders of Senior Indebtedness of ours or a Guarantor, as the case may be, may recover more, ratably, than the noteholders.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the notes pursuant to the provisions described under “—Defeasance”, if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

Certain Covenants

Limitation on Indebtedness

(a) The Parent will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided that the Parent and any Restricted Subsidiary may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1.0.

(b) Notwithstanding the foregoing paragraph (a), the Parent and any Restricted Subsidiary may Incur any or all of the following Indebtedness:

(i) Indebtedness of the Parent or any Restricted Subsidiary Incurred pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (i) and then outstanding does not exceed $450.0 million, less (A) the sum of all principal amounts of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant and (B) the then outstanding principal amount of Indebtedness arising under any Receivables Program that was Incurred pursuant to clause (x) of this paragraph (b);

(ii) Indebtedness owed to and held by (A) the Parent evidenced by a promissory note or (B) any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Parent or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the obligor thereon;

(iii) the old notes and the new notes (other than Additional Notes);

(iv) Indebtedness outstanding on the Closing Date (other than Indebtedness described in clauses (i), (ii) or (iii) of this paragraph (b));

(v) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (iii) or (iv) or this clause (v) of this paragraph (b); provided that if the Indebtedness to be refinanced is not Senior Indebtedness, then such Indebtedness shall rank no more senior than, and shall be at least as subordinated in right of payment, to the notes as the Indebtedness being refinanced;

(vi) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Parent or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Parent (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Parent for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Parent or any Restricted Subsidiary in connection with such disposition;

(vii) Indebtedness of the Parent or a Restricted Subsidiary, to the extent the net proceeds thereof are promptly deposited to defease the notes as described under “Defeasance”;

(viii) any Guarantee by the Company or any Guarantor of Indebtedness or other obligations of the Parent or any Restricted Subsidiary or any Guarantee by a Foreign Subsidiary of Indebtedness or other obligations of another Foreign Subsidiary so long as the Incurrence of such Indebtedness by the Parent or such Restricted Subsidiary is permitted by the terms of the Indenture;

(ix) Indebtedness consisting of Capitalized Lease Obligations or purchase money obligations or other Indebtedness Incurred with respect to assets other than Capital Stock or other Investments, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Parent or such Restricted Subsidiary, in an aggregate principal amount (other than purchase money obligations that are (A) Incurred in the ordinary course of business to finance the purchase of tangible personal property and (B) secured with such tangible assets and the sole recourse with respect to such obligations is such assets) not to exceed $25.0 million at any time outstanding;

(x) Indebtedness Incurred by a Receivables Subsidiary pursuant to a Receivables Program; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (x) plus any Indebtedness Incurred pursuant to clause (i) of this paragraph (b) and outstanding on the date of such Incurrence, does not exceed $450.0 million, less the sum of all principal amounts of Indebtedness Incurred pursuant to clause (i) of this paragraph (b) that is permanently repaid as provided under the “Limitation on Asset Sales” covenant; and

(xi) Indebtedness of the Parent or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Parent and the Restricted Subsidiaries Incurred pursuant to this clause (xi) and outstanding on the date of such Incurrence, does not exceed $25.0 million.

(c) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that the Parent or a Restricted Subsidiary may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

(d) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant,

(i) guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

(ii) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness.

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Parent, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (B) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

Limitation on Restricted Payments

(a) The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Redeemable Stock) and (B) pro rata dividends or distributions made by a Subsidiary that is not a Wholly Owned Restricted Subsidiary to minority shareholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)) held by Persons other than the Parent or any of its Restricted Subsidiaries;

(ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (x) the Parent held by any Person or (y) a Restricted Subsidiary held by any Affiliate of the Parent (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Parent that is not Redeemable Stock);

(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to Stated Maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Parent or a Restricted Subsidiary that is subordinated in right of payment to the notes (other than the purchase, repurchase or other acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of such purchase, repurchase or other acquisition); or

(iv) make any Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (i) through (iv) of this paragraph (a) being collectively “Restricted Payments”)

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(B) the Parent could not Incur at least $1.00 of Indebtedness under paragraph (a) of the “Limitation on Indebtedness” covenant; or

(C) the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of (without duplication):

(1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter beginning immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which internal financial statements are available;

(2) 100% of the aggregate Net Cash Proceeds received by the Parent after the Closing Date from the issuance and sale of its Capital Stock (other than Redeemable Stock and other than an issuance or sale to a Subsidiary of the Parent) and 100% of any cash capital contribution received by the Parent from its shareholders subsequent to the Closing Date;

(3) the amount by which Indebtedness of the Parent or any Restricted Subsidiary is reduced on the Parent’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Parent) subsequent to the Closing Date of any Indebtedness of the Parent or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Redeemable Stock) of the Parent (less the amount of any cash, or the fair value of any other property, distributed by the Parent or any Restricted Subsidiary upon such conversion or exchange); and

(4) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Parent or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by the Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The restrictions contained in paragraph (a) of this section shall not be violated by reason of:

(i) the payment of any dividend within 60 days after the date of declaration thereof if at the declaration date such payment would have complied with this covenant;

(ii) the purchase, redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness permitted to be Incurred under the “Limitation on Indebtedness” covenant;

(iii) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Parent (other than Redeemable Stock) or a substantially concurrent cash capital contribution received by the Parent from its shareholders, provided that any such Net Cash Proceeds to the extent used to make such a Restricted Payment shall not be included for purposes of clause (C)(2) of paragraph (a);

(iv) so long as no Default or Event of Default shall have occurred and be continuing, the payment of dividends on the Series B Convertible Preferred Stock; provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available prior to the date of such determination, after giving effect to such dividend on a pro forma basis, the Fixed Charge Coverage Ratio would be at least 2.0:1.0;

(v) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase or other acquisition of shares, or options to purchase shares, of Capital Stock of the Parent or any of its Subsidiaries from employees, former employees, consultants, former consultants, directors or former directors of the Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, consultants, former consultants, directors or former directors) upon death, disability, retirement or termination of employment or pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the1 Board of Directors under which such persons purchase or sell or are granted the option to purchase or sell, shares of such stock; provided, however, that the aggregate amount of such repurchases shall not exceed (A) (x) $1.5 million in any calendar year (unless such repurchases are made with the proceeds of insurance policies and the shares of Capital Stock are repurchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries); provided, however, that the Parent may purchase up to an additional $3.0 million in any calendar year (with any unused amount to be carried forward to the next calendar year) plus (y) the aggregate Net Cash Proceeds from any reissuance during such calendar year of Capital Stock (other than Redeemable Stock) to employees or directors of the Parent or its Subsidiaries and (B) $10.0 million following the Closing Date;

(vi) so long as no Default or Event of Default shall have occurred and be continuing, Restricted Payments in an aggregate amount which, when taken together with all other Restricted Payments made pursuant to this clause (vi), does not exceed $30.0 million, plus, to the extent Restricted Payments made pursuant to this clause (vi) are Investments made by the Parent or any of its Restricted Subsidiaries in any Person and such Investment is sold for cash or otherwise liquidated or repaid, purchased or redeemed for cash, an amount equal to the lesser of (i) such cash (less the cost of disposition, if any) and (ii) the amount of such Restricted Payment; provided, that the amount of such cash will be excluded for purposes of clause (C) (4) of paragraph (a) and provided further that the amount of Restricted Payments permitted pursuant to clause (vi) shall in no event exceed $30.0 million at any time; and

(vii) the deemed repurchase of Capital Stock by us on the exercise of stock options.

(c) Each Restricted Payment permitted pursuant to clauses (i), (iv) and (v) of paragraph (b) (other than repurchases of Capital Stock with the proceeds of insurance policies referred to in clause (v) of paragraph (b)) shall be included (without duplication) in calculating whether the conditions of clause (C) of paragraph (a) of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Parent are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) (2) of paragraph (a) of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Layering

The Company and each Guarantor will not, directly or indirectly, Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu or subordinated in right of payment to the notes or the relevant Guarantee, as applicable; provided, however, that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness that exist by reason of any Liens or guarantees arising or created in respect of some but not all such Senior Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) The Parent will not, and will not permit any Restricted Subsidiary (other than us) to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by us (or, in the case of a Restricted Subsidiary of the Parent that is not us or a Subsidiary of ours, by the Parent or any other Restricted Subsidiary;

(ii) pay any Indebtedness owed to us (or, in the case of a Restricted Subsidiary of the Parent that is not us or a Subsidiary of ours, to the Parent) or any other Restricted Subsidiary;

(iii) make loans or advances to us (or, in the case of a Restricted Subsidiary of the Parent that is not us or a Subsidiary of ours, to the Parent), or

(iv) transfer any of its property or assets to us (or, in the case of a Restricted Subsidiary of the Parent that is not us or a Subsidiary of ours, to the Parent).

(b) The foregoing provisions shall not restrict any encumbrances or restrictions:

(i) pursuant to an agreement in effect at or entered into on the date of the Indenture;

(ii) with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Parent (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Parent or in contemplation of the transaction) and outstanding on such date; provided, however, that such encumbrances or restrictions are not applicable to the Parent or any other Restricted Subsidiary or the property or assets of the Parent or any other Restricted Subsidiary other than such Person (or its Subsidiaries) or the property or assets of such Person (or its Subsidiaries) so acquired;

(iii) with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph (b) or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph (b) or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are, in the good faith judgment of the Board of Directors, no less favorable in any material respect to the Holders of the notes than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in agreements of such Restricted Subsidiary in effect on the Closing Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (iv) of paragraph (a) of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant, that

(A) restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) exist by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Parent or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(C) arise or are agreed to in the ordinary course of business, not relating to any Indebtedness, and do not, individually or in the aggregate, detract from the value of property or assets of the Parent or any Restricted Subsidiary in any manner material to the Parent or any Restricted Subsidiary;

(v) that arise or exist by reason of applicable law or any applicable rule, regulation or order;

(vi) that result from purchase money obligations for property acquired in the ordinary course of business of the nature described in clause (iv) of paragraph (a) of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant on the property so acquired;

(vii) with respect to a Receivables Subsidiary, that are imposed pursuant to a Receivables Program of such Receivables Subsidiary; provided that such encumbrances and restrictions are customarily required by the institutional sponsor or arranger at the time of entering into such Receivables Program in similar types of documents relating to the purchase of similar receivables in connection with the financing thereof; or

(viii) with respect to a Restricted Subsidiary, that are imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary pending the closing of such sale or disposition.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Parent or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Parent or any of its Restricted Subsidiaries that secure Indebtedness of the Parent or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Parent will not issue or sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary that was a Restricted Subsidiary on the Closing Date except for:

(i) issuances or sales to the Parent or a Wholly Owned Restricted Subsidiary;

(ii) issuances of director’s qualifying shares;

(iii) issuances or sales of Capital Stock of a Restricted Subsidiary if, immediately after giving effect to such issuance or sale, neither the Parent nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(iv) issuances or sales of Capital Stock of a Restricted Subsidiary (other than us) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance, sale or other disposition.

Additional Subsidiary Guarantees

After the Closing Date, the Parent will cause each domestic Restricted Subsidiary created or acquired by the Parent or us to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on the same terms and conditions as those set forth in the Indenture.

Limitation on Transactions with Affiliates

(a) The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including the purchase, sale, lease or exchange of property or assets, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Parent or any Restricted Subsidiary, except upon terms no less favorable to the Parent or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not an Affiliate.

(b) The provisions of the preceding paragraph (a) do not limit, and shall not apply to:

(i) any transaction (A) approved by a majority of the disinterested members of the Board of Directors, (B) for which the Parent or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Parent or such Restricted Subsidiary from a financial point of view or (C) involving consideration of $1.0 million or less;

(ii) any transaction solely between the Parent and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

(iii) the payment of reasonable and customary regular fees to directors of the Parent who are not employees of the Parent;

(iv) any payments or other transactions pursuant to any tax-sharing agreement between the Parent and any other Person with which the Parent files a consolidated tax return or with which the Parent is part of a consolidated group for tax purposes;

(v) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or incentive plans approved by the Board of Directors;

(vi) loans or advances to employees or consultants in the ordinary course of business of the Parent or its Restricted Subsidiaries, but in any event not to exceed $3.0 million in the aggregate outstanding at any one time;

(vii) the issuance or sale of any Capital Stock (other than Redeemable Stock) of the Parent;

(viii) any agreement as in effect on the Closing Date and described in this prospectus under “Certain Relationships and Related Party Transactions” or any renewals, extensions or amendments of any such agreement (so long as such renewals, extensions or amendments are not less favorable to the Parent or its Restricted Subsidiaries) and the transactions evidenced thereby;

(ix) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Parent or its Restricted Subsidiaries, in the reasonable determination of the Board of the Directors of the Parent, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(x) any Receivables Program of ours or a Restricted Subsidiary; or

(xi) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction covered by paragraph (a) and not covered by clauses (ii) through (vi) or (viii) through (xi) of paragraph (b) of this “Limitation on Transactions with Affiliates” covenant, the aggregate amount of which exceeds $10 million in value, must be approved or determined to be fair in the manner provided for in clause (b)(i)(B) above.

Limitation on Liens

The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens and Liens securing Senior Indebtedness) securing Indebtedness on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, without providing that the notes shall be secured equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the obligations so secured for so long as such obligations are so secured.

Limitation on Asset Sales

(a) The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale, unless:

(i) the consideration received by the Parent or such Restricted Subsidiary is at least equal to the fair market value, as determined in good faith by the Board of Directors, of the assets sold or disposed of; and

(ii) at least 75% of the consideration received consists of cash or cash equivalents.

(b) With respect to any Asset Sale occurring on or after the Closing Date from which the Parent or any Restricted Subsidiary receives Net Cash Proceeds, the Parent or such Restricted Subsidiary, as the case may be, shall apply an amount equal to 100% of the Net Cash Proceeds from such Asset Sale to:

(i) first, to the extent the Parent elects (or is required by the terms of any Indebtedness), permanently repay (or cash collateralize) Senior Indebtedness of ours or the Parent or Indebtedness (other than Redeemable Stock) of any Restricted Subsidiary (other than us) (in each case owing to a Person other than the Parent or any of its Restricted Subsidiaries) within one year from the later of the date of such Asset Sale and the receipt of such Net Cash Proceeds; and

(ii) second, to the extent of the balance of such Net Cash Proceeds after application in accordance with clause (i), to the extent the Parent or such Restricted Subsidiary elects, invest in Additional Assets within 12 months from (or enter into a binding commitment to invest in Additional Assets, provided that such commitment shall be subject only to customary conditions (other than financing) and such investment shall be consummated within 18 months from) the later of the date of such Asset Sale and receipt of such Net Cash Proceeds (such date, the “Application Date”).

Notwithstanding the foregoing provisions of this covenant, the Parent and its Restricted Subsidiaries will not be required to apply any Net Cash Proceeds in accordance with this covenant except to the extent that the aggregate Net Cash Proceeds from all Asset Sales that are not applied in accordance with this covenant exceeds $5.0 million. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during the periods set forth in this paragraph (b) and not applied as so required by the applicable Application Date shall constitute “Excess Proceeds” and shall be applied as provided in paragraph (c) below.

(c) If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $10.0 million (provided that any lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Excess Proceeds from any subsequent Asset Sale), we must commence, not later than the 15th Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of notes (and other Senior Subordinated Indebtedness of ours designated by us) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the notes, plus, in each case, accrued interest, if any, to the date of purchase. If the aggregate purchase price of the notes and other Senior Subordinated Indebtedness tendered pursuant to the Offer to Purchase is less than the Excess Proceeds, the Parent or the applicable Restricted Subsidiary may use the remaining Excess Proceeds in any manner not otherwise prohibited by the Indenture.

(d) For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(i) the assumption of Indebtedness of the Parent or any Restricted Subsidiary and the release of the Parent or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Sale; and

(ii) securities received by the Parent or any Restricted Subsidiary from the transferee that are promptly converted by the Parent or such Restricted Subsidiary into cash.

(e) We shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws and regulations conflict with provisions of this covenant, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under this clause by virtue thereof.

Merger and Consolidation

Neither the Parent nor the Company will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America or any jurisdiction thereof and the Successor Company, if not the Parent or the Company, shall expressly assume, by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Parent or the Company, as applicable, under the Indenture and the notes or the Guarantee, as applicable;

(ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii) immediately after giving effect to such transaction on a pro forma basis the Successor Company could Incur at least $1.00 of Indebtedness under paragraph (a) of the “Limitation on Indebtedness” covenant; and

(iv) the Parent or the Company, as applicable, delivers to the Trustee an officers’ certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided, however, that clause (iii) above will not be applicable to (A) a merger of the Parent or the Company with or into the Parent or a Restricted Subsidiary or (B) the Parent or the Company merging with an Affiliate if, in the good faith determination of the Board of Directors of the Parent, whose determination shall be evidenced by a board resolution, the principal purpose of such transaction is to change the state of incorporation of the Parent or the Company, as applicable; provided that any such transaction described in clause (B) shall not have as one of its purposes the evasion of the foregoing limitations.

The Successor Company will be the successor to the Parent or the Company, as the case may be, and shall succeed to, and be substituted for, and may exercise every right and power of, the Parent or the Company under the Indenture, and the predecessor Parent or Company, except in the case of a lease or other disposition of all or substantially all of its property and assets, shall be released from the obligations under the Indenture and the notes or the Guarantee, as applicable.

SEC Reports and Reports to Holders

Whether or not we are required to file reports with the SEC, for so long as any notes are outstanding, we shall file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if we were subject thereto; provided, however, that so long as the Parent is a Guarantor of the notes and is permitted by the provisions of the Exchange Act, the reports, information and other documents required to be filed and provided as described hereunder may, at our option, be filed by and be those of the Parent rather than ours; provided further, however, the Parent shall include in such report, information or other document the information required by Regulation S-X with respect to us. We shall supply to the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information as required by the TIA. We also shall comply with the other provisions of TIA Section 314(a).

Defaults

The following events will be defined as “Events of Default” in the Indenture:

(a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at Stated Maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) the failure of the Parent or the Company to comply with its obligations under the “Merger and Consolidation” covenant;

(d) (i) the failure by the Parent or the Company, as applicable, to comply for 30 consecutive days after notice with any of its obligations in the following covenants: “Repurchase at the Option of Holders” (other than a failure to purchase notes), “Limitation on Asset Sales” (other than a failure to purchase notes), “Limitation on Indebtedness”, “Limitation on Layering”, “Limitation on Restricted Payments”, “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”, “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries”, “Limitation on Transactions with Affiliates”, “Limitation on Liens” and “SEC Reports” or (ii) the failure by the Company or the Parent to comply for 60 consecutive days after notice with any of its other obligations contained in the Indenture;

(e) the occurrence with respect to any issue or issues of Indebtedness of the Parent, the Company or any Significant Subsidiary having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, of:

(i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f) any final judgment or order (not covered by insurance) for the payment of money in excess of $20.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Parent, us or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) a court having jurisdiction in the premises enters a decree or order for:

(i) relief in respect of the Parent, the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect;

(ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Parent, the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Parent, the Company or any Significant Subsidiary; or

(iii) the winding up or liquidation of the affairs of the Parent, the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h) the Parent, the Company or any Significant Subsidiary:

(i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law;

(ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Parent, the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Parent, the Company or any Significant Subsidiary; or

(iii) effects any general assignment for the benefit of creditors; or

(i) any Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture) or any Guarantor denies or disaffirms its obligations under its Guarantee.

However, a default under clauses (d) or (f) will not constitute an Event of Default until the Trustee or the Holders of 25% or more in aggregate principal amount of the notes then outstanding notify us in writing of the default and we do not cure such default within the time specified after receipt of such notice.

If payment of the notes is accelerated because of an Event of Default, we or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration. If any Designated Senior Indebtedness is outstanding at the time of such acceleration, neither we nor any Guarantor may pay the notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the Indenture otherwise permits payment at that time.

Acceleration, Waiver and Other Remedies

If an Event of Default (other than an Event of Default specified in clause (g) or (h) under the heading “Events of Default” above that occurs with respect to the Parent or us) occurs and is continuing under the Indenture,

(i)
the Trustee or the Holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to the Parent (and to the Trustee if such notice is given by the Holders), may, and

(ii)	the Trustee, at the request of such Holders, shall,

declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable.

Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) under the heading “Events of Default” has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Parent, the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) under the heading “Events of Default” occurs with respect to the Parent or us, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after such a declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding notes, by written notice to the Parent and to the Trustee, may waive all past Defaults and rescind and annul a declaration of acceleration and its consequences if (A) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (B) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “Modification” below.

The Holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(i)	the Holder gives the Trustee written notice of a continuing Event of Default;

(ii)	the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(iii)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(iv)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(v)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.

The Indenture requires certain officers of the Parent to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Parent and its Restricted Subsidiaries and the Parent’s and its Restricted Subsidiaries’ performance under the Indenture and, to their knowledge, that the Parent and we have fulfilled all obligations thereunder, or, if, to their knowledge, there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. We will also be obligated to notify the Trustee of certain defaults in the performance of any covenants or agreements under the Indenture.

Defeasance

Defeasance and Discharge.    The Indenture provides that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(i) the Parent or we have deposited with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest, premium, if any, and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes to redemption or maturity, as the case may be, in accordance with the terms of the Indenture and the notes;

(ii) the Parent or we have delivered to the Trustee:

(A) either

(1) an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required; or

(2) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel; and

(B) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(iii) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the Parent, the Company or any of its Subsidiaries is a party or by which the Parent, the Company or any of its Subsidiaries is bound; and

(iv) if at such time the notes are listed on a national securities exchange, we have delivered to the Trustee an opinion of counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default.    The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clause (iii) under the “Merger and Consolidation” covenant and all of the other covenants described herein under “Covenants,” clause (c) under “Events of Default” with respect to such clause (iii) under “Merger and Consolidation,” clause (d) under “Events of Default” with respect to such covenants, clauses (e), (f) and (i) under “Events of Default” and clauses (g) and (h) under “Events of Default” (with respect only to Significant Subsidiaries) upon, among other things, the deposit with the Trustee, in trust, of money or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes to redemption or maturity, as the case may be, in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (ii)(B), (iii), and (iv) of the preceding paragraph and the delivery by us to the Trustee of an opinion of counsel to the effect that, among other things, the Holders have a valid first-priority security interest in the trust funds and will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

If we exercise our legal defeasance option or our covenant defeasance option, the Parent and the Subsidiary Guarantors will be released from all their respective obligations with respect to their Guarantees. In the event we exercise our option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes to redemption or maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

Modification

Modifications and amendments of the Indenture may be made by us, the Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(i) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(ii) reduce the principal amount of, or premium, if any, or interest on, any note;

(iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

(iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any note;

(v) reduce the above-stated percentage of outstanding notes the consent of whose Holders is necessary to modify or amend the Indenture;

(vi) waive a Default in the payment of principal of, premium, if any, or interest on the notes;

(vii) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose Holders is required for any waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences provided for in the Indenture; or

(viii) adversely affect any right of repayment at the option of any Holder of any note.

Notwithstanding the preceding, without the consent of any Holder of the notes, we, the Guarantors and the Trustee may modify or amend the Indenture:

(i) to cure any ambiguity, defect, omission or inconsistency;

(ii) to provide for the assumption by a successor corporation of our obligations under the Indenture;

(iii) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(iv) to add guarantees with respect to the notes, or to secure the notes;

(v) to add to the covenants of the Parent or the Company for the benefit of the Holders of the notes or to surrender any right or power conferred upon the Parent or us;

(vi) to make any change that does not materially and adversely affect the rights of any holder of the notes; or

(vii) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of ours or a Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the Holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to each Holder of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Incorporators, Shareholders, Officers, Directors or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or the Guarantees or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours in the Indenture, or in any of the notes or the Guarantees, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of ours, of any Guarantor or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The certificates representing the notes initially were issued in fully registered form without interest coupons. Notes sold in offshore transactions in reliance on Regulation S under the Securities Act, if any, would be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Temporary Regulation S Global Note”) and would be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC for the accounts of Euroclear and Clearstream Banking. The Temporary Regulation S Global Note would be exchangeable for one or more permanent global notes (each a “Permanent Regulation S Global Note” and, together with the Temporary Regulation S Global Note, the “Regulation S Global Note”) on or after the 40th day following the Closing Date upon certification that the beneficial interests in such global note are owned by non-U.S. persons. Prior to the 40th day after the Closing Date, beneficial interests in the Temporary Regulation S Global Note may only be held through Euroclear or Clearstream Banking, and any resale or transfer of such interests to U.S. persons is not permitted during such period unless such resale or transfer is made pursuant to Rule 144A or Regulation S.

Notes sold in reliance on Rule 144A are represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Restricted Global Note” and, together with the Regulation S Global Note, the “Global Notes”) and are deposited with the relevant Trustee as custodian for, and registered in the name of, a nominee of DTC.

Unless exchanged for the new notes pursuant to this exchange offer, each Global Note is subject to certain restrictions on transfer and will bear a restrictive legend. Except in the limited circumstances described below under “Certificated Notes”, owners of beneficial interests in a Restricted Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

Notes transferred to institutional accredited investors who are not qualified institutional buyers (“Non-Global Purchasers”) will be in registered form without interest coupons (“Certificated Notes”). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser, to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note.

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Investors may hold their interests in a Regulation S Global Note directly through Clearstream Banking or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system. On or after the 40th day following the Closing Date, investors may also hold such interests through organizations other than Clearstream Banking or Euroclear that are participants in the DTC system. Clearstream Banking and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture and the notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may bear a restrictive legend.

We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 120 days, we will issue Certificated Notes, which may bear a restrictive legend, in exchange for the Global Notes. Holders of an interest in a Restricted Global Note may receive Certificated Notes, which may bear a restrictive legend, in accordance with the DTC’s rules and procedures in addition to those provided for under the Indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Please read the Indenture for the full definition of all terms as well as any other capitalized term used in this summary for which no definition is provided.

“Additional Assets” means:

(i) any property or other assets (other than Indebtedness and Capital Stock) used in a Related Business;

(ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Parent or another Restricted Subsidiary; or

(iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Parent and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(i) any net income of any Person (other than the Parent) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (iv) below, the Parent’s equity in the net income of any such Person for such period shall be included in such Adjusted Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Parent or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below); and

(B) the Parent’s equity in a net loss of any such Person to the extent accounted for pursuant to the equity method of accounting for such period shall be included in determining such Adjusted Consolidated Net Income;

(ii) any net income (or loss) of any Person acquired by the Parent or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(iii) any net income of any Restricted Subsidiary (other than the Company) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (or, in the case of a Restricted Subsidiary of the Parent that is not the Company or a Subsidiary of the Company, the Parent), except that:

(A) subject to the exclusion contained in clause (iv) below, the Company’s (or, in the case of a Restricted Subsidiary of the Parent that is not the Company or a Subsidiary of the Company, the Parent’s) equity in the net income of any such Restricted Subsidiary for such period shall be included in such Adjusted Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company (or, in the case of a Restricted Subsidiary of the Parent that is not the Company or a Subsidiary of the Company, the Parent) or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause (iii)); and

(B) the Company’s (or, in the case of a Restricted Subsidiary of the Parent that is not the Company or a Subsidiary of the Company, the Parent’s) equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Adjusted Consolidated Net Income;

(iv) any gain (or loss) realized upon the sale or other disposition of any assets of the Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(v) extraordinary gains or losses; and

(vi) the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for purposes of the “Limitation on Restricted Payments” covenant only, there shall be excluded from Adjusted Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Parent or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (C)(4) of paragraph (a) thereof.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of the definitions of “Equity Offering” and “Permitted Holders” and the “Limitation on Restricted Payments” and “Limitation on Transactions with Affiliates” covenants only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Parent or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to a note at any time, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such note at February 15, 2007 (such redemption price being described under “—Optional Redemption”) plus (2) all required interest payments due on such note through February 15, 2007, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Asset Sale” means any sale, lease, transfer or other disposition (including by way of merger, consolidation or similar transaction) in one transaction or a series of related transactions by the Parent or any of its Restricted Subsidiaries to any Person other than the Parent or any of its Restricted Subsidiaries of:

(i) all or any of the Capital Stock (other than directors’ or other legally required qualifying shares) of any Restricted Subsidiary (other than the Company);

(ii) all or substantially all of the property and assets of an operating unit or business of the Parent or any of its Restricted Subsidiaries; or

(iii) any other property and assets of the Parent or any of its Restricted Subsidiaries (other than the Capital Stock or assets of an Unrestricted Subsidiary) outside the ordinary course of business of the Parent or such Restricted Subsidiary;

provided that “Asset Sale” shall not include:

(A) a Permitted Investment or a Restricted Payment that is permitted by the “Limitation on Restricted Payments” covenant;

(B) a single transaction or a series of related transactions described in clauses (i), (ii) or (iii) above that have a fair market value of less than $1.0 million; or

(C) sales or other dispositions of equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Parent or its Restricted Subsidiaries;

provided, however, that (x) a disposition of Receivables and Related Assets shall not be deemed to constitute an Asset Sale and (y) a disposition of all or substantially all the assets of the Parent and its Restricted Subsidiaries taken as a whole or a sale of the Company’s Capital Stock will be governed by the provisions of the Indenture described under the caption “—Repurchase at the Option of Holders” and/or the provisions described under the “Merger and Consolidation” covenant and not by the provisions described under the “Limitation on Asset Sales” covenant.

“Average Life” means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing:

(i) the sum of the products of the number of years from such date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such principal payment by

(ii) the sum of all such principal payments.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including all common stock and preferred stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Change of Control” means such time as:

(i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) other than the Permitted Holders becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Parent, provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate, a lesser percentage of the total voting power of the Voting Stock of the Parent than such other person or group and do not have the right or ability to elect a majority of the Board of Directors of the Parent (for purposes of this clause (i), such other “person” or “group” shall be deemed to beneficially own any Voting Stock of any other Person (the “specified entity”) held by any other Person (the “parent entity”), if such other person is the beneficial owner (as defined above in this clause (i)), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

(ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Parent’s shareholders was approved by a vote of a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(iii) the Parent merges or consolidates with or into another Person or another Person merges or consolidates with or into the Parent, or all or substantially all of the assets of the Parent (determined on a consolidated basis) are sold to another Person (other than, in all such cases, a Person of which the Permitted Holders own more than 50% of the voting power of the Voting Stock), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Parent immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own, directly or indirectly, a majority of the aggregate voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes a Guarantor in respect of the notes and a Subsidiary of the transferor of such assets; or

(iv) the Parent ceases to own, directly or indirectly, all of the Capital Stock of the Company (other than in connection with a merger of the Parent into the Company permitted by the Indenture).

“Closing Date” means the date on which the notes were originally issued under the Indenture.

“Consolidated Cash Flow” means, for any period, the sum of the amounts for such period of

(i) Adjusted Consolidated Net Income,

(ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income,

(iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

(iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income,

(v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and

(vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made),

all as determined on a consolidated basis for the Parent and its Restricted Subsidiaries in conformity with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Adjusted Consolidated Net Income to compute

Consolidated Cash Flow only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Adjusted Consolidated Net Income.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Parent and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense and to the extent incurred by the Parent or its Restricted Subsidiaries, without duplication:

(i) interest expense attributable to Capitalized Lease Obligations and interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

(ii) amortization of debt discount;

(iii) capitalized interest;

(iv) non-cash interest expense;

(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(vi) net costs associated with Interest Rate Agreements;

(vii) interest incurred in connection with Investments in discontinued operations;

(viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Parent or any Restricted Subsidiary;

(ix) cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Parent) in connection with Indebtedness Incurred by such plan or trust; and

(x) any premiums, fees, discounts, expenses and losses on the sale of Receivables and Related Assets (and any amortization thereof) payable in connection with a Receivables Program, as determined on a consolidated basis in conformity with GAAP;

and less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Refinancing Transactions and (B) the amortization during such period of other capitalized financing costs; provided, however, that the aggregate amount of amortization relating to any such other capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 3.5% of the aggregate amount of the financing giving rise to such capitalized financing costs.

“Credit Agreement” means the Credit Agreement entered into among the Company, the lenders referred to therein, and Morgan Stanley Senior Funding, Inc. and Credit Suisse First Boston Corporation as Lead Arrangers, together with the related documents thereto (including the term loans and revolving loans thereunder and any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” means (i) the Bank Indebtedness; and (ii) any other Senior Indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Equity Offering” means any primary offering of common stock of the Parent (other than Redeemable Stock) to Persons who are not Affiliates of the Parent other than (i) public offerings with respect to the Parent’s common stock registered on Form S-8 and (ii) issuances upon exercise of options by employees of the Parent or any of its Restricted Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a board resolution.

“Fixed Charge Coverage Ratio” means the Interest Coverage Ratio; provided, however, that in calculating the Fixed Charge Coverage Ratio (i) Consolidated Interest Expense shall include and give pro forma effect to dividends paid on the Series B Convertible Preferred Stock and (ii) any such dividends on the Series B Convertible Preferred Stock shall be deducted from Adjusted Consolidated Net Income.

“Foreign Subsidiary” means any Restricted Subsidiary incorporated or organized in a jurisdiction other than the United States, any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC. Unless otherwise specified, all ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” when used as a verb shall have a correlative meaning.

“Guarantee” means a guarantee of the notes by the Parent or any Subsidiary Guarantor, as the context requires.

“Guarantor” means the Parent and any Subsidiary Guarantor, as the context requires.

“Hedging Obligations” means the Obligations of a Person under Interest Rate Agreements and Currency Agreements.

“Holder” or “noteholder” means the Person in whose name a note is registered on the registrar’s books.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Indebtedness by reason of a Person becoming a Restricted Subsidiary of the Parent. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with the “Limitation on Indebtedness” covenant, (i) amortization of debt discount or the accretion of principal with respect to a noninterest bearing or other discount security and (ii) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(i) the principal in respect of all indebtedness of such Person for borrowed money, including any premium on such indebtedness to the extent such premium has become due and payable;

(ii) the principal in respect of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than any non-negotiable notes issued to insurance carriers in lieu of maintenance of policy reserves in connection with workers’ compensation and liability insurance programs), including any premium on such indebtedness to the extent such premium has become due and payable;

(iii)
all obligations of such Person for the reimbursement of any obligor in respect of letters of credit or other similar credit instruments, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clauses (i) or (ii) above or clauses (iv) or (v) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement);

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(v) all Capitalized Lease Obligations of such Person;

(vi) all obligations of the type referred to in clauses (i) through (v) and (vii) of other Persons secured by a Lien on any asset of such Person, whether or not such obligation is assumed by such Person; provided that the amount of such obligation shall be deemed to be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such obligation so secured;

(vii) all obligations of the type referred to in clauses (i) through (v) of other Persons guaranteed by such Person to the extent such obligation is guaranteed by such Person; and

(viii) Hedging Obligations.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that:

(A) the principal amount of any noninterest bearing or other discount security at any date will be the principal amount thereof that would be shown on a balance sheet of such Person dated such date prepared in accordance with GAAP; and

(B) Indebtedness shall not include any liability for federal, state, local or other taxes.

Notwithstanding the foregoing, in connection with the purchase by the Parent or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of

(i) the aggregate amount of Consolidated Cash Flow for the then most recent four consecutive fiscal quarters ending prior to such Transaction Date for which internal financial statements are available (the “Four Quarter Period”) to

(ii) the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation:

(A) if the Parent or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Interest Coverage Ratio is an Incurrence of Indebtedness, or both, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(B) if the Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Interest Coverage Ratio, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Parent or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(C) if since the beginning of such period the Parent or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Cash Flow for such period shall be reduced by an amount equal to Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to Consolidated Cash Flow (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Parent and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital

Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(D) if since the beginning of such period the Parent or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(E) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale, Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Parent or a Restricted Subsidiary during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Parent and shall include, with respect to any period, the reduction in costs that were directly attributable to such acquisition and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the Closing Date, as if such reduction in costs had been effected as of the beginning of such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness).

“Interest Rate Agreement” means, in respect of a Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and shall include:

(i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(ii) the fair market value of the Capital Stock (or any other Investment), held by the Parent or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including by reason of any transaction permitted by clause (iii) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant;

provided, however, that appreciation in the value of an Investment previously permitted by the terms of the Indenture shall not of itself constitute an Investment.

For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant:

(A) “Investment” shall include the portion (proportionate to the Parent’s equity interest in such Subsidiary) of the fair market value of the assets (net of liabilities (other than liabilities to the Parent or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(B) the fair market value of the assets (net of liabilities (other than liabilities to the Parent or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

(C) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer;

in the case of each of (A), (B) and (C), as determined in good faith by the Board of Directors.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest to the extent that the obligation to do so has arisen).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(i) with respect to any Asset Sale, the cash proceeds of such Asset Sale, including any cash payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest, component thereof) when received (except to the extent such obligations are financed or sold with recourse to the Parent or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash, net of:

(A) all legal, accounting, investment banking and brokerage fees, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(B) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale;

(C) all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, in order to obtain a necessary consent to such Asset Sale or by applicable law be repaid out of the proceeds from such Asset Sale;

(D) appropriate amounts to be provided by the Parent or any Restricted Subsidiary of the Parent as a reserve against any liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(E) all payments made with respect to liabilities directly associated with the assets which are the subject of the Asset Sale, including Trade Payables and other accrued liabilities; and

(ii) with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offer to Purchase” means an offer to purchase notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(iii) that any note not tendered will continue to accrue interest pursuant to its terms;

(iv) that, unless the Company defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(v) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(vi) that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

(vii) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, the Company shall:

(A) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

(B) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

(C) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an officers’ certificate specifying the notes or portions thereof accepted for payment by the Company.

The paying agent shall promptly mail to the Holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the paying agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase notes pursuant to an Offer to Purchase.

“Parent” means Graphic Packaging International Corporation and any successor thereto.

“Permitted Holders” means any trust, the primary beneficiaries of which are descendants of Adolph Coors, Sr. or spouses of such descendants, or the trustees of any such trusts or any Affiliates of such trusts.

“Permitted Investment” means:

(i) an Investment in the Parent or a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Parent or a Restricted Subsidiary; provided that such person’s primary business is a Related Business on the date of such Investment;

(ii) cash and Temporary Cash Investments;

(iii) payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and are made in the ordinary course of business;

(iv) loans or advances to employees made in the ordinary course of business of the Parent or its Restricted Subsidiaries and that do not in the aggregate exceed $3.0 million at any time outstanding;

(v) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Parent or any Restricted Subsidiary or in satisfaction of judgments;

(vi) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was acquired pursuant to and in compliance with the “Limitation on Asset Sales” covenant;

(vii) receivables owing to the Parent or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

(viii) an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the Closing Date in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, that the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

(ix) an Investment in any Person where such Investment was acquired by the Parent or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Parent or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(x) Hedging Obligations entered into in the ordinary course of the Parent’s or any Restricted Subsidiary’s business and not for the purpose of speculation; and

(xi) an Investment in a trust, limited liability company, special purpose entity or other similar entity in connection with a Receivables Program; provided, however, that (A) such Investment is made by a Receivables Subsidiary and (B) the only assets transferred to such trust, limited liability company, special purpose entity or other similar entity consist of Receivables and Related Assets of such Receivables Subsidiary.

“Permitted Liens” means:

(i) Liens in favor of the Parent or a Restricted Subsidiary;

(ii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(iii) Liens on assets of Restricted Subsidiaries to secure Indebtedness of Restricted Subsidiaries that was permitted by the terms of the Indenture to be incurred;

(iv) Liens existing on the Closing Date;

(v) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(vi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect the Parent or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(vii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Parent or its Restricted Subsidiaries relating to such property or assets;

(viii) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Parent or any Restricted Subsidiary other than the property or assets acquired;

(ix) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xi) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Parent or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Parent and its Restricted Subsidiaries prior to the Closing Date;

(xii) Liens securing (A) Bank Indebtedness, (B) Hedging Obligations payable to a lender (or an Affiliate of such lender) under the Credit Agreement or to a Person that was a lender or an Affiliate thereof at the time the relevant Currency Agreement or Interest Rate Agreement was entered into to the extent such Obligations are secured by Liens on assets also securing such Bank Indebtedness and (C) all other Obligations under and in respect of the Credit Agreement;

(xiii) Liens securing Indebtedness which is Incurred to refinance Secured Indebtedness which is permitted to be Incurred under clause (v) of paragraph (b) of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to or cover any property or assets of the Parent or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(xiv) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (A) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (C) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(xv) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease;

(xvi) Liens arising from filing Uniform Commercial Code financing statements regarding leases; and

(xvii) Liens on Receivables and Related Assets to reflect sales of receivables pursuant to a Receivables Program.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political organization.

“Receivables and Related Assets” means accounts receivable, instruments, chattel paper, obligations, general intangibles and other similar assets, including interests in merchandise or goods, the sale or lease of which give rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all the foregoing.

“Receivables Program” means, with respect to any Person, any accounts receivable securitization program pursuant to which such Person pledges, sells or otherwise transfers or encumbers its accounts receivable, including a trust, limited liability company, special purpose entity or other similar entity.

“Receivables Subsidiary” means a Wholly Owned Subsidiary (i) created for the purpose of financing receivables created in the ordinary course of business of the Parent and its Subsidiaries and (ii) the sole assets of which consist of Receivables and Related Assets of the Parent and its Subsidiaries and related Permitted Investments.

“Redeemable Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise:

(i) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person that is not itself Redeemable Stock) pursuant to a sinking fund or otherwise;

(ii) is convertible or exchangeable at the option of the holder for Indebtedness or Redeemable Stock; or

(iii) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case prior to the Stated Maturity of the notes; provided, however, that if such Capital Stock is issued to any employee, consultant or director or to any plan for the benefit of employees, directors and/or consultants of the Parent or its Subsidiaries or by any such plan to such employees, directors and/or consultants, such Capital Stock shall not constitute Redeemable Stock solely because it may be required to be repurchased by the Parent in order to satisfy obligations as a result of such employee’s, director’s or consultant’s death or disability; and provided further, however, that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes shall not constitute Redeemable Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions applicable to the notes contained in the “Limitation on Asset Sales” and “Repurchase at the Option of Holders” covenants and such Capital Stock specifically provides that such Person will not be required to repurchase or redeem any such stock pursuant to such provision prior to the repurchase of notes required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes at the Option of Holders” covenants.

The amount of any Redeemable Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were redeemed, repaid or repurchased on any date on which the amount of such Redeemable Stock is to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Redeemable Stock as reflected in the most recent financial statements of such Person.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Parent or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

(iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include Indebtedness of (A) a Restricted Subsidiary (other than the Company) that Refinances Indebtedness of the Company or the Parent or (B) the Parent or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Refinancing Transactions” means the issuance of the old notes and the refinancing and replacement of our old senior credit facility with a new senior credit facility, with Morgan Stanley Senior Funding, Inc. and Credit Suisse First Boston as the co-lead arrangers, and the application of the proceeds therefrom as described in this prospectus.

“Related Business” means any business in which the Parent or any of its Restricted Subsidiaries was engaged on the Closing Date and any business reasonably related, ancillary or complementary to the business of the Parent or any of its Restricted Subsidiaries on the Closing Date.

“Representative” means any trustee, agent or representative, if any, of an issue of Senior Indebtedness.

“Restricted Subsidiary” means any Subsidiary of the Parent (including the Company) other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an agreement relating to property now owned or hereafter acquired whereby the Parent or a Restricted Subsidiary transfers such property to a Person and the Parent or a Restricted Subsidiary leases it back from such Person.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means, with respect to a Person, any Indebtedness of such Person that is secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Indebtedness” means, with respect to a Person:

(i) Indebtedness of such Person, whether outstanding on the Closing Date or thereafter Incurred; and

(ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization or any similar proceeding relating to such Person whether or not post-filing interest is allowed in such proceeding), premiums, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable in respect of (A) Indebtedness of such Person for money borrowed (including Bank Indebtedness), (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and (C) all Hedging Obligations payable to a Person that was a lender under the Credit Agreement (or an Affiliate of such lender) at the time such Currency Agreement or Interest Rate Agreement pursuant to which such Obligations are payable was entered into, unless, in the case of clauses (i) and (ii) in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate or pari passu in right of payment to the notes; provided, however, that Senior Indebtedness shall not include:

(A) any obligation of such Person to any Subsidiary;

(B) any liability for Federal, state, local or other taxes owed or owing by such Person;

(C) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(D) any Indebtedness of a Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(E) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture, unless the Indebtedness is Bank Indebtedness and was extended by the lenders in reliance on a certificate executed and delivered by the president, chief executive officer or chief financial or accounting officer of the Company or the applicable Guarantor, in which certificate, such officer certified that the Incurrence of such Indebtedness was permitted under the “Limitation on Indebtedness” covenant.

“Senior Subordinated Indebtedness” means, with respect to a Person, the notes (in the case of the Company), a Guarantee (in the case of a Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person that is not Senior Indebtedness of such Person.

“Series B Convertible Preferred Stock” means the 10% Series B Convertible Preferred Stock of the Parent issued at a stated value of $100.0 million which has such terms as are contained in the certificate of incorporation with respect to such preferred stock on the Closing Date.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that would be a “Significant Subsidiary” of the Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“S&P” means Standard & Poor’s Ratings Service, a division of The McGraw Hill Companies, and its successors.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final installment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such securities at the option of the Holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Closing Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the notes or, in the case of a Guarantor, its Guarantee, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Parent.

“Subsidiary Guarantor” means each domestic Subsidiary of the Parent (other than the Company) in existence on the Closing Date and any domestic Restricted Subsidiary created or acquired by the Parent after the Closing Date.

“Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the notes.

“Temporary Cash Investment” means any of the following:

(i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(ii) time deposit accounts, bankers’ acceptances, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above;

(iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Parent) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; and

(v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by the Parent or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date of the notes (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2007; provided, however, that if the period from the redemption date to February 15, 2007 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2007, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Unrestricted Subsidiary” means:

(i) Golden Properties Limited and Kalamazoo Valley Partnership and their respective successors; provided in the case of any such successor that the property and assets of such successor at the time it becomes an Unrestricted Subsidiary do not include any property or assets of the Parent or any of its Restricted Subsidiaries;

(ii) any Subsidiary of the Parent that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(iii) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Restricted Subsidiary (other than the Company, but including any newly acquired or newly formed Subsidiary of the Parent) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Parent or any Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(A) any guarantee by the Parent or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness by the Parent or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(B) either (1) the Subsidiary to be so designated has total assets of $1,000 or less or (2) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant; and

(C) if applicable, the Incurrence of Indebtedness referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” covenant.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation

(x) the Parent could Incur $1.00 of additional Indebtedness under paragraph (a) of the “Limitation on Indebtedness” covenant and

(y) no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences expected to result from the exchange offer and the ownership and disposition of the new notes by U.S. holders and non-U.S. holders (as defined below).

The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”) current, temporary and proposed Treasury regulations promulgated under the Code, and current administrative and judicial interpretations of the Code, all of which could change. Any changes could be applied retroactively and could affect the tax consequences to an investor of the exchange offer and the ownership and disposition of the new notes. There can be no assurance that the Internal Revenue Service, referred to as the “IRS,” will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences described below.

This discussion is not a substitute for professional tax advice that takes into account the specific facts and circumstances that may be relevant to a particular investor’s tax position. We have not addressed foreign, state or local tax consequences. The discussion does not apply to investors that may be subject to special U.S. federal income tax rules, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors who hold the notes as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar. In addition, we have limited this discussion to persons who hold the notes as “capital assets” (generally property held for investment) within the meaning of section 1221 of the Code.

This summary applies only to U.S. holders and non-U.S. holders that receive the new notes in the exchange offer in exchange for old notes that were purchased for cash on original issue for their issue price of 100% of their face amount. Investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax considerations of the exchange offer and the ownership and disposition of the new notes.

For purposes of this summary, a U.S. holder is a beneficial owner of a new note that is any one of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to United States federal income taxation without regard to the source of its income; or

•
a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A non-U.S. holder is a beneficial owner of a new note that is not a U.S. holder.

If a partnership holds the new notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the new notes is urged to consult its own tax advisor.

Exchange Offer

The exchange of an old note for a new note in the exchange offer described in “The Exchange Offer” will not constitute a taxable exchange of the old note. Consequently, no gain or loss will be recognized by a holder upon receipt of a new note, the holding period of the new note will include the holding period of the old note and the basis of the new note will be the same as the basis of the old note immediately before the exchange. The old note and the new note will be treated as the same security for federal income tax purposes.

U.S. Holders

Payment of Interest

Interest on a new note will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s method of accounting for tax purposes.

Amortizable Bond Premium

A U.S. holder that purchases a note for an amount in excess of the stated redemption price at maturity will be considered to have purchased the note with “amortizable bond premium.” Such holder may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the note. Such election, once made, generally applies to all debt instruments held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. A U.S. holder that elects to amortize such premium must reduce its tax basis in the note by the amount of the premium amortized during its holding period. With respect to a U.S. holder that does not elect to amortize bond premium, the amount of such premium will be included in the U.S. holder’s tax basis for purposes of computing gain or loss in connection with taxable disposition of the note.

Market Discount on Resale of the Notes

        If a U.S. holder acquires a note (generally other than in an original issue) at a market discount that exceeds a statutorily defined de minimis amount and thereafter recognizes gain upon a disposition, or makes a gift, of the note, the lesser of (1) such gain, or appreciation, in the case of a gift or (2) the portion of the market discount that accrued while the note was held by such U.S. holder will be treated as ordinary income at the time of the disposition. For these purposes, market discount equals the excess of the stated redemption price at maturity (or, if the note is issued with original issue discount, its “revised issued price” as defined in the Code) over the basis of the note in the hands of such U.S. holder immediately after its acquisition. A U.S. holder of a note may elect to include any market discount in income currently as it accrues, either ratably or on a constant yield basis, rather than upon disposition of the note. This election is revocable only with the consent of the IRS and applies to all market discount bonds acquired by the U.S. holder on or after the first day of the taxable year in which the holder makes the election. A U.S. holder of a note who acquired it at a market discount may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note until the market discount is realized. Such a deferral is not required, however, if the U.S. holder elects to include accrued market discount in income currently.

Disposition

Upon the sale, exchange, redemption or other disposition of a new note, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (less an amount equal to any accrued interest not previously included in income, which will be taxable as interest income) and the adjusted tax basis of the note. A U.S. holder’s tax basis in a new note will, in general, be the U.S. holder’s original purchase price for the old note in exchange for which the U.S. holder received the new note. Such gain or loss recognized will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on new notes and to certain proceeds upon the sale of a new note made to U.S. holders other than exempt residents, such as corporations. Backup withholding will apply to such payments, at a rate of 30% for payments made in 2002 or 2003, if the U.S. holder fails to provide a taxpayer identification number or otherwise fails to comply with applicable information reporting or certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. holders

Payment of Interest

Except as described below, any interest we pay to non-U.S. holders will not be subject to United States federal income or withholding tax provided that:

•
the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading “Owner Statement Requirement.”

If a non-U.S. holder cannot satisfy the requirements described below under “Owner Statement Requirement,” payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN, or successor form, claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty, or (2) IRS Form W-8ECI, or successor form, stating that interest paid on a note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

A non-U.S. holder that is engaged in the conduct of a United States trade or business will be subject to United States federal income tax on interest that is effectively connected with the conduct of such trade or business on a net income basis in the same manner as if such holder were a United States person.

In addition, if the non-U.S. holder is a corporation, the corporation will be subject to a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, subject to any lower rate or exemption provided by an applicable income tax treaty.

Disposition

A non-U.S. holder will generally not be subject to United States federal income tax on gain recognized on sale, exchange, redemption, or other disposition of a new note unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder; or

•	the non-U.S. holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met.

Any such gain that is effectively connected with the conduct of a United States trade or business by a non-U.S. holder will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a United States person and, if such non-U.S. holder is a corporation, such gain will also be subject to the 30% United States branch profits tax described above, subject to any lower rate or exemption provided by an applicable income tax treaty.

Federal Estate Taxes

A new note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death, provided that:

•
the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations; and

•	the interest accrued on the new note was not effectively connected with a United States trade or business of the individual at the individual’s death.

Owner Statement Requirement

Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a new note or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and that holds a new note on behalf of such non-U.S. holder file a statement with us or our agent to the effect that the non-U.S. holder is not a United States person in order to avoid withholding of United States federal income tax. Under current U.S. Treasury regulations, this requirement will be satisfied if we or our agent receives:

•
IRS Form W-8BEN, or successor form, which includes a statement from the non-U.S. holder certifying under penalty of perjury that such holder is not a United States person and that provides such holder’s name and address; or

•	a statement from the financial institution holding the new note on behalf of the non-U.S. holder which satisfies applicable certification requirements.

The non-U.S. holder must inform us or our agent, as applicable, or the financial institution, as applicable, within 30 days of any change in information on the holder’s statement.

Information Reporting and Backup Withholding

Payments made on a new note will generally not be subject to information reporting or backup withholding, at a rate of 30% for payments made in 2002 or 2003, provided that we do not have actual knowledge that the holder is a United States person and the holder furnishes to the paying agent or broker the statement described above under “Owner Statement Requirement” or otherwise establishes an exemption. In addition, proceeds from the sale of a new note made within the United States or conducted through certain United States related financial intermediaries will generally not be subject to information reporting or backup withholding, provided that the payor does not have actual knowledge that the holder is a United States person and the payor receives the statement described above under “Owner Statement Requirement” or the holder otherwise establishes an exemption. Any withheld amounts will generally be allowed as a refund or a credit against a holder’s U.S. federal income tax, provided the required information is timely filed with the IRS.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders of the notes should consult tax advisors with respect to the tax consequences to them of the exchange offer and the ownership and disposition of the new notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

PLAN OF DISTRIBUTION

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that new notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring new notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the new notes.

If you tender old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	you cannot rely on those interpretations of the SEC; and

•
you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days following the consummation of this exchange offer or such shorter period during which participating broker-dealers are required by law to deliver a prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of new notes. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sales of the new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold form time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days following the consummation of this exchange offer or such shorter period during which participating broker-dealers are required by law to deliver a prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer and other persons, if any, with similar prospectus delivery requirements, that requests such documents in the letter of transmittal. We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the Holders of the securities) other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Jill B.W. Sisson, Esq., our General Counsel.

EXPERTS

The financial statements of Graphic Packaging International Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

GPIC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document GPIC files at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GPIC’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Reports and other information concerning GPIC can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. GPIC’s common stock is listed and traded on the New York Stock Exchange under the trading symbol “GPK”.

GPC has agreed that if neither it nor GPIC is subject to the informational requirements of Sections 13 or 15(d) of the Exchange Act at any time while the notes constitute “restricted securities” within the meaning of the Securities Act, it will furnish to holders and beneficial owners of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Graphic Packaging International Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Graphic Packaging International Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
February 12, 2002
Except as to Note 6, which is as of February 28, 2002, and
except as to Note 19, which is as of April 8, 2002

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED INCOME STATEMENT
(in thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999
Sales to unrelated parties	$989,716	$990,390	$742,510
Sales to Coors Brewing Company	122,819	112,200	107,645

Total net sales	1,112,535	1,102,590	850,155
Cost of goods sold	960,258	963,979	721,350

Gross profit	152,277	138,611	128,805
Selling, general and administrative expense	62,874	61,134	73,357
Goodwill amortization	20,649	20,634	13,276
Asset impairment and restructuring charges	8,900	5,620	7,813

Operating income	59,854	51,223	34,359
Gain from sale of businesses and other assets	3,650	19,172	30,236
Interest expense	(52,811)	(82,071)	(34,240)

Income (loss) from continuing operations before income taxes and extraordinary item	10,693	(11,676)	30,355
Income tax (expense) benefit	(4,257)	4,678	(11,945)

Income (loss) from continuing operations before extraordinary item	6,436	(6,998)	18,410
Discontinued operations, net of tax
Income from discontinued operations of CoorsTek	—	—	15,637
Loss on disposal of Golden Aluminum	—	—	6,456

	—	—	9,181

Income (loss) before extraordinary item	6,436	(6,998)	27,591
Extraordinary loss on early extinguishment of debt, net of tax of $1,312	—	—	2,332

Net income (loss)	6,436	(6,998)	25,259
Preferred stock dividends declared	(10,000)	(3,806)	—

Net income (loss) attributable to common shareholders	$(3,564)	$(10,804)	$25,259

(Continued)
See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED INCOME STATEMENT
(in thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999
Net income (loss) attributable to common shareholders per basic share of common stock:
Continuing operations	($0.11)	($0.37)	$0.65
Discontinued operations	—	—	0.32
Extraordinary loss	—	—	(0.08)

Net income (loss) attributable to common shareholders per basic share	($0.11)	($0.37)	$0.89

Weighted average shares outstanding—basic	31,620	29,337	28,475

Net income (loss) attributable to common shareholders per diluted share of common stock:
Continuing operations	($0.11)	($0.37)	$0.64
Discontinued operations	—	—	0.32
Extraordinary loss	—	—	(0.08)

Net income (loss) attributable to common shareholders per diluted share	($0.11)	($0.37)	$0.88

Weighted average shares outstanding—diluted	31,620	29,337	28,767

See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Net income (loss)	$6,436	$(6,998)	$25,259

Other comprehensive income:
Foreign currency translation adjustments:
Adjustments arising during the period	(905)	(355)	1,686
Reclassifications for amounts already included in net income	—	—	3,362
Interest rate swap agreements:
Cumulative effect of change in accounting principle, net of tax of $2,012	(3,217)	—	—
Recognition of hedge results to interest expense during the period, net of tax of $1,861	2,973	—	—
Change in fair value of cash flow hedges during the period, net of tax of $2,753	(4,397)	—	—
Change in minimum pension liability, net of tax of $9,103 in 2001, $178 in 2000, and ($354) in 1999	(13,832)	(267)	531

Other comprehensive income (loss)	(19,378)	(622)	5,579

Comprehensive income (loss)	$(12,942)	$(7,620)	$30,838

See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	At December 31,
	2001	2000
ASSETS
Current assets
Cash and cash equivalents	$6,766	$4,012
Accounts receivable, less allowance for doubtful accounts of $1,769 in 2001 and $2,970 in 2000	57,679	73,871
Accounts receivable from Coors Brewing Company	1,795	1,316
Inventories	92,408	105,228
Deferred income taxes	17,378	14,305
Other assets	15,778	14,656

Total current assets	191,804	213,388
Properties, net	443,712	480,395
Goodwill, net	559,696	580,299
Other assets	34,123	58,436

Total assets	$1,229,335	$1,332,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$37,373	$58,642
Accounts payable	59,002	38,902
Income taxes payable	9,533	9,566
Accrued compensation	20,431	11,624
Other accrued expenses and liabilities	43,062	58,014

Total current liabilities	169,401	176,748
Long-term debt	488,386	582,030
Other long-term liabilities	69,544	54,233

Total liabilities	727,331	813,011
Minority interest	4,356	4,356
Commitments and contingencies (Note 16)	—	—
Shareholders’ equity
Preferred stock, 20,000,000 shares authorized:
Series A, $0.01 par value, no shares issued or outstanding	—	—
Series B, $0.01 par value, 1,000,000 shares issued and outstanding at stated value and liquidation preference of $100 per share	100,000	100,000
Common stock, $0.01 par value 100,000,000 shares authorized; 32,188,941 and 30,544,449 issued and outstanding at December 31, 2001 and 2000	322	305
Paid-in capital	417,749	422,327
Retained deficit	(562)	(6,998)
Accumulated other comprehensive loss	(19,861)	(483)

Total shareholders’ equity	497,648	515,151

Total liabilities and shareholders’ equity	$1,229,335	$1,332,518

See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$6,436	$(6,998)	$25,259
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Asset impairment and restructuring charges	8,900	5,620	7,813
Gain from sale of businesses and other assets	(3,650)	(19,172)	(30,236)
Loss on disposal of Golden Aluminum	—	—	10,000
Depreciation	58,757	62,460	63,602
Amortization of goodwill	20,649	20,634	15,393
Amortization of debt issuance costs	7,795	8,865	2,448
Change in net deferred income taxes	(3,590)	11,676	(908)
Change in current assets and current liabilities, net of effects from acquisitions
Accounts receivable	15,713	(3,271)	3,757
Inventories	12,820	23,137	5,664
Other assets	(1,122)	(3,592)	(6,866)
Accounts payable	20,100	(4,935)	29,237
Accrued expenses and other liabilities	(6,178)	(31,954)	20,392
Change in deferred items and other	15,069	409	(7,533)

Net cash provided by operating activities	151,699	62,879	138,022
Cash flows from investing activities:
Additions to properties	(31,884)	(30,931)	(91,455)
Proceeds from sale of assets	8,950	43,580	170,526
Collection of note receivable	—	200,000	—
Acquisitions, net of cash acquired	—	—	(905,069)
Other	—	—	13,812

Net cash provided by (used in) investing activities	(22,934)	212,649	(812,186)
Cash flows from financing activities:
Proceeds from borrowings	206,750	52,015	1,643,116
Repayment of debt	(320,965)	(431,996)	(960,084)
Debt issuance costs	—	(6,312)	(29,716)
Proceeds from issuance of preferred stock, net of stock issuance costs	—	98,558	—
Preferred stock dividends paid	(12,083)	(1,306)	—
Common stock issuance and other	287	1,656	10,521

Net cash provided by (used in) financing activities	(126,011)	(287,385)	663,837
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	2,754	(11,857)	(10,327)
Balance at beginning of year	4,012	15,869	26,196

Balance at end of year	$6,766	$4,012	$15,869

Cash flows from discontinued operations of CoorsTek for 1999 have been included in the Consolidated Statement of Cash Flows.

See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(in thousands)

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	$—	$284	$451,401	$1,710	$(5,440)	$447,955
Issuance of common stock	—	2	3,816	—	—	3,818
Net income	—	—	—	25,259	—	25,259
CoorsTek dividend	—	—	(32,332)	(26,969)	—	(59,301)
Change in minimum pension liability, net of tax	—	—	—	—	531	531
Cumulative translation adjustment	—	—	—	—	5,048	5,048

Balance at December 31, 1999	—	286	422,885	—	139	423,310
Issuance of common stock	—	19	4,690	—	—	4,709
Issuance of preferred stock, net of issuance costs	100,000	—	(1,442)	—	—	98,558
Net loss	—	—	—	(6,998)	—	(6,998)
Preferred stock dividends declared	—	—	(3,806)	—	—	(3,806)
Change in minimum pension liability, net of tax	—	—	—	—	(267)	(267)
Cumulative translation adjustment	—	—	—	—	(355)	(355)

Balance at December 31, 2000	100,000	305	422,327	(6,998)	(483)	515,151
Issuance of common stock	—	17	5,422	—	—	5,439
Net income	—	—	—	6,436	—	6,436
Preferred stock dividends declared	—	—	(10,000)	—	—	(10,000)
Change in minimum pension liability, net of tax	—	—	—	—	(13,832)	(13,832)
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(3,217)	(3,217)
Recognition of hedge results to interest expense during the period, net of tax	—	—	—	—	2,973	2,973
Change in fair value of cash flow hedges during the period, net of tax	—	—	—	—	(4,397)	(4,397)
Cumulative translation adjustment	—	—	—	—	(905)	(905)

Balance at December 31, 2001	$100,000	$322	$417,749	$(562)	$(19,861)	$497,648

See Notes to Consolidated Financial Statements.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

Nature of Operations:    Graphic Packaging International Corporation (the “Company” or “GPIC”) is a manufacturer of packaging products used by consumer product companies as primary packaging for their end-use products. The Company’s strategy is to maximize its competitive position and growth opportunities in its core business, folding cartons. Toward this end, over the past several years the Company has acquired two significant folding carton businesses and has disposed of several noncore businesses and under-performing assets.

CoorsTek, Inc. (formerly known as Coors Ceramics Company) develops, manufactures and sells advanced technical products across a wide range of product lines for a variety of applications. On December 31, 1999, the Company distributed 100% of CoorsTek’s shares of common stock to the GPIC shareholders in a tax-free transaction. Shareholders received one share of CoorsTek stock for every four shares of GPIC common stock held. The results of operations for CoorsTek have been presented as a discontinued operation in the accompanying 1999 consolidated financial statements. CoorsTek issued a promissory note to GPIC on December 31, 1999 totaling $200.0 million in satisfaction of outstanding intercompany obligations at the time of the spin-off and as a one-time, special dividend. The note was paid in full on January 4, 2000. No gain or loss was recognized by GPIC as a result of the spin-off transaction.

Amounts included in the notes to the consolidated financial statements pertain to continuing operations only, except where otherwise noted.

Consolidation:    The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All material intercompany transactions have been eliminated.

Use of Estimates:    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, using management’s best estimates and judgments where appropriate. Management has made significant estimates with respect to asset impairment and restructuring charges, allowances for accounts receivable collectibility, self-insurance reserves, minimum pension liabilities and goodwill valuation. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur in the near term.

Reclassifications:    Certain prior period amounts have been reclassified to conform to the current year presentation.

Revenue Recognition:    Revenue is recognized when goods are shipped. Shipping and handling costs invoiced to customers are included in revenue and associated costs are recognized as costs of sales.

Concentration of Credit Risk:    A significant portion of the Company’s net sales consist of sales to Kraft Foods, Inc. and affiliates, Coors Brewing Company and General Mills, Inc. and affiliates. For the year ended December 31, 2001, sales to Kraft Foods Inc./Philip Morris USA Inc. accounted for approximately 19% of the Company’s gross sales, sales to Coors Brewing Company accounted for approximately 11% of gross sales and sales to General Mills Inc./The Pillsbury Company accounted for approximately 11% of gross sales. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. Credit risk with respect to accounts receivable is concentrated primarily in the food and beverage industries.

Inventories:    Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

The classification of inventories, in thousands, was as follows:

	At December 31,
	2001	2000
Finished goods	$55,057	$61,038
In process	15,258	13,301
Raw materials	22,093	30,889

Total inventories	$92,408	$105,228

Properties:    Land, buildings, equipment and purchased software are stated at cost. The costs of developing an enterprise resource planning software system are capitalized and amortized when placed in service over the expected useful life of the software. Real estate properties are non-operating properties held for sale. For financial reporting purposes, depreciation is recorded principally on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 years
Machinery and equipment	3 to 15 years
Building and leasehold improvements	The shorter of the useful life or lease term
Internal-use software	8 years

The cost of properties and related accumulated depreciation, in thousands, was as follows:

	At December 31,
	2001	2000
Land and improvements	$16,687	$17,863
Buildings and improvements	119,439	122,820
Machinery and equipment	508,814	505,494
Internal-use software	1,781	1,490
Real estate properties	5,359	5,342
Construction in progress	42,101	23,926

	694,181	676,935
Less accumulated depreciation	250,469	196,540

Net properties	$443,712	$480,395

Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gains or losses are reflected in operations.

Impairment of Long-Lived Assets and Identifiable Intangibles:    The Company periodically reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business circumstances, such as the closure of a plant, indicate the carrying amount of the assets may not be fully recoverable by undiscounted cash flows. Measurement of the impairment loss, if any, is based on the fair value of the asset, which is generally determined by the discounting of future estimated cash flows.

Goodwill:    Goodwill is amortized on a straight-line basis over the estimated future periods to be benefited, generally 30 years. Goodwill was $617.6 million at December 31, 2001 and 2000, less accumulated amortization of $57.9 million and $37.3 million, respectively.

Share Repurchase Program:    In 1998, the Board of Directors authorized the repurchase of up to 5% of the Company’s outstanding common shares on the open market. Terms of the Credit Agreement entered into in 1999 currently prohibit additional share repurchases.

Derivatives and Hedging Activities:    In accordance with the Company’s interest rate risk-management strategy, the Company has contracts in place to hedge the interest rates on all of its variable rate borrowings. Interest rate swap agreements are in place on $225.0 million of borrowings and interest rate cap agreements are in place to hedge the remaining $244.8 million of variable rate debt at December 31, 2001. The swap agreements lock in an average LIBOR rate of 6.5%, $150.0 million of the caps provide upside protection to the Company if LIBOR moves above 6.75% and the remaining caps provide upside protection to the Company if LIBOR moves above 8.13%. All of the swaps and caps expire in 2002. The fair value of the interest rate swap agreements at December 31, 2001 was a liability of $7.5 million, which has been recorded in other accrued expenses on the accompanying balance sheet. The interest rate caps have no market value at December 31, 2001.

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, as of January 1, 2001 the Company recorded a net-of-tax cumulative loss adjustment to other comprehensive income totaling $3.2 million which relates to the fair value of previously designated cash flow hedging relationships. All $7.5 million of the interest rate hedging pre-tax loss currently in other comprehensive income is expected to flow through interest expense during the next twelve months.

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a fair value hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a cash flow hedge); or (3) a foreign-currency fair-value or cash flow hedge (a foreign currency hedge). The Company does not enter into derivative contracts for trading or non-hedging purposes. The Company’s current interest rate derivatives are designated as cash flow hedges and are recognized on the balance sheet at their fair value. Changes in the fair value of the Company’s cash flow hedges, to the extent that the hedges are highly effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction through interest expense. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows being hedged) is recorded in current period earnings. Hedge ineffectiveness during the year ended December 31, 2001 was immaterial.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued due to the Company’s determination that the derivative no longer qualifies as an effective fair value hedge, the Company will continue to carry the derivative on the balance sheet at its fair value but cease to adjust the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company will continue to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings. When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current period earnings.

Self-insurance:    The Company is self-insured for certain losses relating to workers’ compensation claims and employee medical and dental benefits. The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims. Self-insured losses are accrued based upon the Company’s estimates of the aggregate uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company’s historical experiences.

Environmental Expenditures and Remediation Liabilities:    Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Foreign Currency Translation:    The functional currencies for the Company’s United Kingdom and Canadian subsidiaries are the British pound and the Canadian dollar, respectively. Translation into U.S. dollars is performed for assets and liabilities at the exchange rates as of the balance sheet date. Income and expense accounts are translated at average exchange rates for the year. Adjustments resulting from the translation are reflected as a separate component of other comprehensive income.

Debt Issuance Costs:    Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the period the debt is outstanding.

Earnings per Share:    Following is a reconciliation between basic and diluted earnings per common share from continuing operations attributable to common shareholders (in thousands, except per share information):

	Year Ended December 31,
		2001			2000			1999
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Income (loss) from continuing operations attributable to common shareholders—basic EPS	($3,564)	31,620	($0.11)	($10,804)	29,337	($0.37)	$18,410	28,475	$0.65
Other dilutive equity instruments	—	—		—	—		—	292

Income (loss) from continuing operations attributable to common shareholders—diluted EPS	($3,564)	31,620	($0.11)	($10,804)	29,337	($0.37)	$18,410	28,767	$0.64

The Company’s outstanding preferred stock of $100.0 million is convertible into 48,484,848 shares of common stock. The conversion of the preferred stock into common stock is not reflected in the diluted earnings per share calculation as conversion would be anti-dilutive for 2001 and 2000. Additional potentially dilutive securities, in thousands, totaling 6,338, 6,627 and 4,262, were excluded from the historical diluted income or loss per common share calculations because of their anti-dilutive effect for 2001, 2000 and 1999, respectively. The additional potentially dilutive securities are primarily stock options.

Statement of Cash Flows:    The Company defines cash equivalents as highly liquid investments with original maturities of 90 days or less. Book overdrafts totaling $1.3 million and $20.0 million at December 31, 2001 and 2000, respectively, have been included as a liability on the accompanying balance sheet. The Company received a net income tax refund of $7.5 million in 2001 and $7.1 million in 2000 and paid income taxes totaling $2.8 million in 1999.

Total interest paid was $53.9 million, $80.9 million and $36.0 million in 2001, 2000 and 1999, respectively. Capitalized interest was $1.8 million, $1.1 million and $2.0 million in 2001, 2000 and 1999, respectively.

Non-cash investing and financing activities in 1999 include the receipt of a $200.0 million short-term note in connection with the CoorsTek spin-off, cancellation of a $60.0 million note receivable when Golden Aluminum was returned to the Company, and the issuance of shares of common stock valued at $3.2 million in exchange for compensation and other services. Non-cash investing and financing activities in 2001 and 2000 include the issuance of shares of common stock valued at $5.1 million and $4.2 million, respectively, relating to the 401(k) employer match.

New Accounting Standards:    SFAS No. 141, Business Combinations, was issued in 2001. This statement establishes new accounting and reporting standards that will, among other things, eliminate the pooling-of-interest method of accounting for business combinations and require that the purchase method of accounting be used. This statement is effective for the Company for all future business combinations.

SFAS No. 142, Goodwill and Other Intangible Assets, was issued in 2001. This statement establishes new accounting and reporting standards that will, among other things, eliminate amortization of goodwill and certain intangible assets with an indefinite useful life. This statement is effective for the Company’s financial statements for the year beginning January 1, 2002. The Company does not currently have any intangible assets with indefinite lives and does not expect any impact from this element of the new statement.

Upon adoption of SFAS No. 142, the Company will stop amortizing its goodwill. Based upon current goodwill levels, the annual reduction in amortization expense will be $20.6 million before taxes. Because some of the Company’s goodwill amortization is nondeductible for tax purposes, the Company’s effective tax rate may be lower as a result of implementing the new accounting standard. The Company currently follows the guidance in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which permits the use of an undiscounted cash flow model, to evaluate its goodwill for impairment. As required by the new standard, SFAS No. 142, the Company’s goodwill will be evaluated annually for impairment using a fair-value based approach and, if there is impairment, the carrying amount of goodwill will be written down to the implied fair value. Any impairment loss as a result of the initial adoption of the new accounting standard will be recognized as a cumulative effect of a change in accounting principle. Any impairment losses incurred subsequent to initial adoption of the new accounting standard will be recorded as a charge to operating income. Although management is still evaluating the impact of SFAS No. 142, including the most appropriate method to use in valuing the Company’s goodwill, initial estimates using current market data and discounted cash flow valuations indicate a significant goodwill impairment could exist upon adoption, potentially up to $200 million.

In 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of a liability and offsetting asset for any legal obligation associated with the retirement of long-lived assets. The asset retirement cost is depreciated over the life of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on the Company.

In 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Under SFAS No. 144, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The Company has adopted this statement as of January 1, 2002. Management does not believe SFAS No. 144 will have a significant effect on the Company.

Note 2.    Discontinued Operations

The historical operating results and losses on the sale of the following business segments have been segregated as discontinued operations on the accompanying Consolidated Income Statement for the year ended December 31,

1999. Discontinued operations have not been segregated on the Consolidated Statement of Cash Flows. Asset and business dispositions which do not constitute the discontinuation of a business segment are discussed in Note 4.

CoorsTek Spin-off

On December 31, 1999, the Company distributed 100% of CoorsTek’s shares of common stock to the GPIC shareholders in a tax-free transaction. Shareholders received one share of CoorsTek stock for every four shares of GPIC stock held. CoorsTek issued a promissory note to GPIC on December 31, 1999 totaling $200.0 million in satisfaction of outstanding intercompany obligations at the time of the spin-off and as a one-time, special dividend. The note was paid in full on January 4, 2000. No gain or loss was recognized by GPIC as a result of the spin-off transaction. Interest expense of $16.0 million was allocated to the discontinued operations of CoorsTek in 1999, based upon intercompany debt plus CoorsTek’s allocation of total consolidated debt at the time of the spin-off in 1999.

Golden Aluminum

In 1996, the Board of Directors adopted a plan to dispose of the Company’s aluminum rigid-container sheet business operated by Golden Aluminum. In March 1997, Golden Aluminum was sold for $70.0 million, of which $10.0 million was paid at closing and $60.0 million was due within two years. In December of 1998, the Company extended the due date on the $60.0 million payment until September 1, 1999. In accordance with the purchase agreement, the purchaser exercised its right to return Golden Aluminum to the Company on August 23, 1999 in discharge of the $60.0 million obligation. The initial payment of $10.0 million was nonrefundable. The Company subsequently sold the assets of Golden Aluminum to another buyer for approximately $41 million on November 5, 1999. An additional pre-tax charge of $10.0 million was recorded in 1999 relating to the ultimate disposition of Golden Aluminum’s assets.

Financial Data—Discontinued Operations

Financial data for CoorsTek and Golden Aluminum for the year ended December 31, 1999, in thousands, are summarized as follows:

	CoorsTek	Golden Aluminum	Total
Net sales	$365,061	$—	$365,061

Income from operations before income taxes	$25,117	$—	$25,117
Income tax expense	9,480	—	9,480

Income from operations	15,637	—	15,637
Loss from disposal before taxes	—	(10,000)	(10,000)
Income tax benefit	—	3,544	3,544

Net income (loss)	$15,637	$(6,456)	$9,181

Net income per basic share of common stock:
Income from operations	$0.55	$—	$0.55
Loss on disposal	—	(0.23)	(0.23)

Net income (loss) per basic share	$0.55	$(0.23)	$0.32

Net income per diluted share of common stock:
Income from operations	$0.54	$—	$0.54
Loss on disposal	—	(0.22)	(0.22)

Net income (loss) per diluted share	$0.54	$(0.22)	$0.32

Note 3.    Acquisitions

Fort James Packaging Business

On August 2, 1999, the Company acquired the assets and liabilities of the Fort James Corporation’s folding carton operations for cash consideration of approximately $849 million. The Fort James acquisition, which included 13 operations located throughout North America, has been accounted for under the purchase method. Accordingly, the excess of the purchase price over the fair value of the assets and liabilities acquired of approximately $454 million is being amortized using the straight-line method over 30 years. The folding carton business of Fort James was a major supplier of folding cartons to leading consumer product companies for packaging food. The folding carton business of Fort James has been included in the Company’s results since August 2, 1999.

On May 12, 2000, the Company announced the planned closure of the Perrysburg, Ohio folding carton plant. Costs totaling $7.85 million to shut down the Perrysburg facility, which was part of the acquisition of the Fort James Corporation’s folding carton operations, have been accounted for as a cost of the acquisition. The Company completed the closure of the plant and the transition of the plant’s business to other Company facilities as of December 31, 2000. The Company sold the Perrysburg, Ohio building and land in July 2001 for cash proceeds of $1.9 million. No gain or loss was recognized on the sale.

The following unaudited pro forma information for GPIC has been prepared assuming that the acquisition of the Fort James folding carton operations had occurred on January 1, 1999. The pro forma information includes adjustments for (1) amortization of goodwill, (2) increased interest expense related to new borrowings at applicable rates for the purchase, and (3) the net tax effect of pro forma adjustments at the statutory rate. CoorsTek and Golden Aluminum are reflected as discontinued operations in the unaudited pro forma financial information. The unaudited pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been had the transaction actually occurred on January 1, 1999 nor is it necessarily indicative of the results of operations which may occur in the future.

Pro Forma Year Ended December 31, 1999 (Unaudited)
(in thousands, except per share data)
Net sales	$1,187,781
Loss from continuing operations, before extraordinary loss	(2,867)
Net income	3,982
Loss from continuing operations, before extraordinary loss per basic share of common stock	(0.10)
Loss from continuing operations, before extraordinary loss per diluted share of common stock	(0.10)
Net income per basic share of common stock	0.14
Net income per diluted share of common stock	0.14

Edwards Enterprises

On March 1, 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18 million. The acquisition has been accounted for under the purchase method. Accordingly, the excess of the purchase price over the fair value of net assets acquired of $4.2 million is being amortized using the straight-line method over 20 years. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry. The results of Edwards Enterprises since March 1, 1999 are included in the 1999 discontinued operations of CoorsTek.

Precision Technologies

On March 12, 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22 million in cash and warrants to purchase 300,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the common stock on the date of closing. These warrants were converted into warrants to purchase shares of CoorsTek stock following the spin-off. The warrants were recorded as an increase in the purchase price at their estimated fair value on the date of acquisition using the Black-Scholes pricing model. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of net assets acquired of $20.2 million is being amortized using the straight-line method over 20 years. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical and aircraft industries. The results of Precision Technologies since March 12, 1999 are included in the 1999 discontinued operations of CoorsTek.

Doo Young Semitek

In December 1999, CoorsTek acquired all of the outstanding shares of Doo Young Semitek for $3.6 million. The name of Doo Young Semitek was subsequently changed to CoorsTek-Korea. The acquisition has been accounted for under the purchase method of accounting and goodwill of $2.5 million is being amortized over 15 years. CoorsTek-Korea, located in Kyungbook, South Korea, manufactures technical ceramic parts for the semiconductor industry. The results of CoorsTek-Korea since December 1999 are included in the 1999 discontinued operations of CoorsTek.

Note 4.    Dispositions

2000 Dispositions

Malvern Packaging Plant

On October 31, 2000, the Company sold the net assets of its Malvern, Pennsylvania packaging plant to Huhtamaki Van Leer for approximately $35 million in cash. The proceeds from the sale were used to reduce debt. The Company recorded a pre-tax gain of $11.4 million on the sale. The after-tax gain on sale was $6.8 million, or $0.23 per basic and diluted share.

Other Assets

The Company sold patents and various other assets of its former developmental businesses and an airplane for cash consideration of approximately $8.2 million. A pre-tax gain of $7.8 million was recognized in 2000 relating to these asset sales. The after-tax gain on sale was $4.7 million, or $0.16 per basic and diluted share. In 2001, a pre-tax gain of approximately $3.6 million was recognized upon receipt of additional consideration for assets of the Company’s former developmental businesses.

1999 Dispositions

Flexible Packaging Plants

On September 2, 1999, the Company sold its flexible packaging plants to Sonoco Products Company for approximately $105 million in cash. The Company used the proceeds from the sale, less transaction costs, to reduce debt associated with its acquisition of the Fort James Corporation’s folding carton operations. The Company recorded a pre-tax gain of $22.7 million. The after-tax gain on sale was $13.6 million, or $0.48 per basic share and $0.47 per diluted share.

Solar Electric Business

On August 3, 1999, the Company sold its majority interest in a group of solar electric distribution companies to Kyocera International, Inc., a wholly owned subsidiary of Kyocera Corporation. The Company realized $30.8 million in cash of which $20.8 million was consideration for the Company’s equity position and $10.0 million was for the repayment of certain debt owed to the Company. The Company used the proceeds from the sale, less transaction costs, to reduce debt associated with its recent acquisition of the packaging business of Fort James. The pre-tax gain recorded in conjunction with this transaction totaled $7.5 million while the after-tax gain was $4.5 million. Earnings per share on a basic and diluted basis for the gain on this sale were $0.16.

Note 5.    Asset Impairment and Restructuring Charges

The Company has recorded asset impairment and restructuring charges totaling $8.9 million, $5.6 million and $7.8 million in 2001, 2000, and 1999, respectively. Management reviews the relative cost effectiveness of the Company’s assets, including plant facilities and equipment, while integrating acquisitions and in response to pressures on margins from industry conditions. As a result, the Company has closed several plants and downsized its workforce with the goal of maximizing the Company’s profits and optimizing its manufacturing resources.

Asset Impairment Charges

2001:    The Company recorded an asset impairment charge of $3.5 million in the fourth quarter of 2001 in conjunction with the announcement of the planned closure of the Newnan, Georgia plant. The Company expects to complete the shut down of the plant’s operations during 2002 and sell the plant’s building and land. The net book value of the Newnan building and land was approximately $2.1 million at December 31, 2001. The plant’s business will be transferred to other plants in the Company’s system.

The Company recorded an asset impairment charge of $1.5 million in the quarter ended March 31, 2001 related to its Saratoga Springs, New York building. This is in addition to a $3.0 million asset impairment charge taken in 1999 related to Saratoga Springs’ assets. Operations of the Saratoga Springs plant were transferred to other Company manufacturing locations and the building and real property were sold in June 2001 for cash proceeds of $3.4 million. No gain or loss was recognized on the June 2001 sale.

2000:    The Company announced the planned closure of its Perrysburg, Ohio folding carton plant in the second quarter of 2000. The Perrysburg plant was part of the Fort James folding carton operations and was eliminated due to excess capacity. The shutdown and restructuring plan for the Perrysburg facility included asset impairments totaling $6.5 million, which were recorded in the second quarter of 2000 as a cost of the acquisition, with a resultant adjustment to goodwill. The Company completed the closure of the plant and transition of the plant’s business to other Company facilities by the end of 2000. On July 11, 2001, the remaining real estate was sold for cash proceeds of approximately $1.9 million. No gain or loss was recognized on the sale.

1999:    The Company recorded $5.9 million of asset impairment charges in 1999 due to decisions to close its Boulder, Colorado and Saratoga Springs, New York plants. The Boulder plant has been replaced by a new manufacturing facility in Golden, Colorado, which uses advanced equipment to improve the production process. Due to certain delays in production transition to Golden, the Boulder facility remains partially operational. The Saratoga Springs plant operated at higher overhead levels than other plants and used gravure press technology. Therefore, the decision was made to sell the Saratoga Springs property, move the business to other folding carton plants, and dispose of the gravure presses at Saratoga Springs. Boulder writedowns totaled $2.9 million and Saratoga Springs writedowns totaled $3.0 million. The Saratoga Springs facility shutdown was complete at December 31, 2000, and the real estate was sold in June 2001 for cash proceeds of approximately $3.4 million. No gain or loss was recognized on the sale.

Restructuring Charges

2001:    In connection with the announced closure of the Newnan, Georgia plant discussed above, the Company recorded restructuring charges totaling $2.4 million in the fourth quarter of 2001. The charges relate to severance packages for 105 plant personnel which were communicated to employees in December 2001. The Company expects to complete the Newnan restructuring plan by the end of 2002.

2000:    In December 2000 the Company announced a restructuring plan to reduce fixed-cost personnel. The plan includes the elimination of approximately 200 non-production positions across the Company, including the closure of the Company’s folding carton plant in Portland, Oregon, and offers severance packages in accordance with the Company’s policies. The total cost of the reduction in force is $5.0 million, of which $3.0 million was recognized in the fourth quarter 2000 results. The remaining cost of approximately $2.0 million was recognized in the first half of 2001 when severance packages were communicated to employees. The restructuring plan is essentially complete at December 31, 2001 with approximately $0.2 million remaining to be paid in 2002. No additional charges related to this restructuring plan are expected.

In connection with the announced closure of the Perrysburg, Ohio plant, restructuring reserves were recorded totaling approximately $1.3 million in the second quarter of 2000. The reserves relate to severance of approximately 100 production positions and other plant closing costs. Consistent with the asset impairments related to the Perrysburg closure, the restructuring costs have been accounted for as a cost of the Fort James packaging business acquisition, with a resultant adjustment to goodwill. As of December 31, 2001, all the restructuring charges have been paid relating to the Perrysburg closure.

The Company recorded a restructuring charge of $3.4 million in the first quarter of 2000 for severance costs for 172 plant personnel as a result of the announced closure of the Saratoga Springs, New York plant. The Saratoga Springs plant was closed pursuant to a plant rationalization plan approved by the Company’s Board of Directors in the fourth quarter of 1999. The Company has completed the closure of the Saratoga Springs plant and the transition of the plant’s business to other Company facilities. In the first quarter of 2001, the Company reversed approximately $0.5 million of severance accruals which were unneeded to complete the Saratoga Springs restructuring plan.

Essentially all of the remaining restructuring charges have been paid through December 31, 2001 related to the Saratoga Springs facility shutdown.

1999:    The Company recorded a $1.9 million restructuring charge pursuant to a plant rationalization plan approved by the Company’s Board of Directors in the fourth quarter of 1999. The Company instituted this plan to further its goal of refining its focus on folding carton packaging and to reduce headcount. The Company initially planned to complete this restructuring plan by the end of 2000. However, customer needs in both Boulder, Colorado and Lawrenceburg, Tennessee impacted the completion of the restructuring and resulted in the savings of approximately $0.8 million of anticipated restructuring costs related to severance at the Lawrenceburg facility. The 2000 restructuring expense is net of this $0.8 million benefit. At December 31, 2001, no further restructuring accruals remain relating to this rationalization plan.

1998:    During 1998, the Company instituted a restructuring plan related to certain of its operations and recorded $2.8 million in restructuring charges. This plan included the consolidation and realignment of certain administrative functions and the downsizing of its Franklin, Ohio operation. This plan resulted in the elimination of approximately 20 administrative and 65 manufacturing positions with related severance costs of approximately $2.5 million. This plan also included approximately $0.3 million in other exit costs relating to the closure of a divisional office in North Carolina. The Company completed this restructuring in 1999.

The following table summarizes accruals related to the Company’s restructurings (in millions):

	1999 Plant Rationalization Plan	2000 S/Springs Plant Closure	2000 Perrysburg Plant Closure	2000/200 Reduction in Force	2001 Newnan Plant Closure	Totals
Balance, December 31, 1998	$1.8	$—	$—	$—	$—	$1.8
1999 restructuring charges	1.9	—	—	—	—	1.9
Cash paid	(1.8)	—	—	—	—	(1.8)

Balance, December 31, 1999	1.9	—	—	—	—	1.9
2000 restructuring charges, net of reversals	(0.8)	3.4	—	3.0	—	5.6
2000 restructuring—Perrysburg	—	—	1.3	—	—	1.3
Cash paid	(1.0)	(2.0)	(0.7)	(0.1)	—	(3.8)

Balance, December 31, 2000	0.1	1.4	0.6	2.9	—	5.0
2001 restructuring charges, net of reversals	—	(0.5)	—	2.0	2.4	3.9
Transfer of enhanced benefits to pension liabilities	—	—	—	(2.2)	—	(2.2)
Cash paid	(0.1)	(0.8)	(0.6)	(2.5)	—	(4.0)

Balance, December 31, 2001	$—	$0.1	$—	$0.2	$2.4	$2.7

Note 6.    Indebtedness

The following table summarizes the Company’s outstanding debt, in thousands.

	At December 31,
	2001	2000
Senior Credit Facilities
Term loan due August 15, 2001	$—	$33,500
Five-year term loan due August 2, 2004	247,035	312,500
Revolving credit facility due August 2, 2004	222,750	289,100

	469,785	635,100
10% Subordinated notes due August 15, 2008	50,000	—
Various notes payable	5,974	5,572

Total debt	525,759	640,672
Less current maturities	37,373	58,642

Total long-term debt	$488,386	$582,030

Senior Credit Facilities

The Company has a revolving credit and term loan agreement (the “Credit Agreement”) with a group of lenders, with Bank of America, N.A. as agent. Currently, the Credit Agreement is comprised of two senior credit facilities (the “Senior Credit Facilities”) including a $325.0 million five-year term loan facility and a $400.0 million five-year revolving credit facility. Proceeds from the existing Senior Credit Facilities were used to finance the August 2, 1999 acquisition of the Fort James Corporation’s folding carton operations and to repay the Company’s other outstanding borrowings. At December 31, 2001, the Company’s borrowings under the Senior Credit Facilities totaled $469.8 million and bore interest based on LIBOR plus 2.25%. The Company also had $4.1 million of letters of credit outstanding at December 31, 2001. Available borrowings under the line of credit were $173.2 million at December 31, 2001.

Amounts borrowed under the Credit Agreement bear interest under various pricing alternatives plus a spread depending on the Company’s leverage ratio. The various pricing alternatives include (i) LIBOR, or (ii) the higher of the Federal Funds Rate plus 0.5% or the prime rate. In addition, the Company pays a commitment fee that varies based upon the Company’s leverage ratio and the unused portion of the revolving credit facility. Mandatory prepayments under the Credit Agreement are required from the proceeds of any significant asset sale or from the issuance of any debt or equity securities. In addition, the five-year term loan is due in quarterly installments. Total installments for 2002 through 2004, respectively, are $35.0 million, $40.0 million and $25.0 million, with the remaining balance due on August 2, 2004.

The Credit Agreement is collateralized by first priority liens on all material assets of the Company and all of its domestic subsidiaries. The Credit Agreement currently limits the Company’s ability to pay dividends other than permitted dividends on the preferred stock, and imposes limitations on the incurrence of additional debt, acquisitions, capital expenditures and the sale of assets.

Interest expense of $16.0 million was allocated to the discontinued operations of CoorsTek in 1999, based upon CoorsTek’s $200.0 million allocation of total consolidated debt at the time of the spin-off for 1999.

The Company incurred debt extinguishment costs in August 1999 of $3.6 million when existing debt instruments were repaid in connection with the purchase of the Fort James Corporation’s folding carton operations through the issuance of new credit facilities.

Subordinated Debt

Pursuant to terms in the Credit Agreement, the Company completed a $50.0 million private placement of subordinated unsecured debt on August 15, 2001. The purchaser of the notes was Golden Heritage, LLC, a company owned by several Coors family trusts and a related party. The notes accrue interest at 10% per annum, payable quarterly, beginning September 15, 2001. The notes mature August 15, 2008, but are redeemable, subject to the terms of the Credit Agreement, at a premium of 3% in the first year, 1.5% in the second year and at par thereafter. Proceeds were used to repay the remaining balance on the one-year term note due August 15, 2001 and the balance was applied against the five-year senior credit facilities.

Other Notes Payable

The Company had various notes payable totaling $6.0 million and $5.6 million at December 31, 2001 and 2000, respectively. The notes bear interest at rates ranging from 5.25% to 13.06% and mature in 2002 through 2008. The notes are generally collateralized by equipment purchased with the proceeds from the notes.

The maturities of long-term debt are as follows (in thousands):

2002	$37,373
2003	40,177
2004	394,958
2005	191
Thereafter	53,060

$525,759

Subsequent Refinancing Transactions

The Company completed certain refinancing transactions on February 28, 2002 consisting of the following:

•	$300 million 8-5/8% senior subordinated notes due in 2012;

•	a secured $175 million seven-year term loan; and

•	a secured $275 million five-year revolving credit facility that was partially funded at the closing of the refinancing transactions.

The Company used the proceeds from the refinancing transactions to retire the Senior Credit Facilities, to repurchase the $50 million of existing subordinated notes at par, to pay interest and expenses and for general corporate purposes.

In connection with the refinancing transactions, the Company incurred a non-cash charge in 2002 to write off its remaining unamortized debt issuance costs of $15.8 million. If the Company continues to reduce LIBOR-based borrowings through increased cash flows, it may also incur a charge related to its existing interest rate swap agreements if they no longer qualify as a hedge of interest rate risk. At December 31, 2001, the Company had $225 million notional value of interest rate swap agreements, which had a negative fair value of $7.5 million. On February 28, 2002, we terminated a $35 million notional value interest rate swap contract for $830,000 which will be amortized over the remaining life of the contract.

Note 7.    Fair Value of Financial Instruments

The fair value of cash and cash equivalents and current maturities of long-term debt approximates carrying value because of the short maturity of these instruments. The fair value of the Company’s long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturity and credit quality. Because the interest rates on the long-term debt are reset monthly, the carrying value approximates the fair value of long-term debt.

The Company has entered into interest rate swap agreements to hedge the underlying interest rates on $100 million of borrowings at an average fixed interest rate of 5.94% and an average risk-free rate of 6.98% on $125 million of its borrowings. In addition, the Company has interest rate contracts that provide interest rate cap protection on $350 million of floating rate debt.

The Company is exposed to credit loss in the event of nonperformance by the commercial banks that issued the interest rate contracts. However, the Company does not anticipate nonperformance by these banks. The fair value of the Company’s interest rate derivatives at December 31, 2001, in thousands, is as follows:

Interest rate swaps	$(7,545)

Interest rate caps	$—

Note 8.    Operating Leases

The Company leases a variety of facilities, warehouses, offices, equipment and vehicles under operating lease agreements that expire in various years. Future minimum lease payments, in thousands, required as of December 31, 2001, under non-cancelable operating leases with terms exceeding one year, are as follows:

2002	$2,772
2003	1,958
2004	1,258
2005	423
2006 and thereafter	215

Total	$6,626

Operating lease rentals for warehouse, production, office facilities and equipment amounted to $3.3 million in 2001, $3.1 million in 2000 and $4.3 million in 1999.

Note 9.    Income Taxes

The sources of income (loss), in thousands, from continuing operations before income taxes and extraordinary item were:

	Year Ended December 31,
	2001	2000	1999
Domestic	$10,689	$(11,228)	$25,260
Foreign	4	(448)	5,095

Income (loss) from continuing operations before income taxes and extraordinary loss	$10,693	$(11,676)	$30,355

The total provision for income taxes, in thousands, included the following:

	Year Ended December 31
	2001	2000	1999
Current provision:
Federal	$(4,345)	$(15,011)	$13,940
State	185	321	1,741
Foreign	—	—	4,347

Total current tax expense (benefit)	$(4,160)	$(14,690)	$20,028

Deferred provision:
Federal	$9,250	$11,229	$800
State	(833)	(1,217)	704
Foreign	—	—	(4,963)

Total deferred tax expense (benefit)	8,417	10,012	(3,459)

Total income tax expense (benefit)	$4,257	$(4,678)	$16,569

The total provision for income taxes, in thousands, is included in the consolidated income statement as follows:

	Year Ended December 31,
	2001	2000	1999
Continuing operations	$4,257	$(4,678)	$11,945
Discontinued operations	—	—	5,936
Extraordinary item	—	—	(1,312)

Total income tax expense (benefit)	$4,257	$(4,678)	$16,569

Temporary differences that gave rise to a significant portion of deferred tax assets (liabilities), in thousands, were as follows:

	At December 31,
	2001	2000
Depreciation and other property related	$(43,570)	$(37,500)
Amortization of intangibles	(12,306)	(7,965)

Gross deferred tax liability	(55,876)	(45,465)

Pension and employee benefits	20,551	11,854
Tax credit carryforwards	13,719	8,251
Interest	3,414	156
Inventory	2,195	3,061
Accruals	7,557	7,075
Net operating loss and contribution carryovers	6,814	10,102
All other	279	111

Gross deferred tax asset	54,529	40,610
Less valuation allowance	(256)	(338)

Net deferred tax asset (liability)	$(1,603)	$(5,193)

Financial statement classification:
Current deferred tax asset	$17,378	$14,305
Long-term deferred tax liability	(18,981)	(19,498)

Net deferred tax liability	$(1,603)	$(5,193)

The valuation allowance for deferred tax assets was decreased by $82,000 in 2001 and increased by $215,000 in 2000. The changes in the valuation allowance relate to uncertainty surrounding the ultimate deductibility of a foreign net operating loss carryforward.

At December 31, 2001 the Company had federal net operating loss carryforwards of approximately $7.9 million which will begin to expire in years after 2021. The Company also has approximately $11.3 million of alternative minimum tax credits which have an indefinite carryforward period and $2.5 million in research and development credits which will begin to expire in years after 2017.

The principal differences between the effective income tax rate, attributable to continuing operations, and the U.S. statutory federal income tax rate, were as follows:

	Year Ended December 31,
	2001	2000	1999
Expected tax rate	35.0%	(35.0)%	35.0%
State income taxes (net of federal benefit)	3.4	(3.2)	3.2
Nondeductible expenses and losses	19.7	26.7	2.4
Effect of foreign investments	—	(0.1)	(3.3)
Change in deferred tax asset valuation allowance	(.8)	1.8	0.4
Research and development and other tax credits	(14.4)	(28.3)	—
Other—net	(3.1)	(2.0)	1.7

Effective tax rate	39.8%	(40.1)%	39.4%

The Internal Revenue Service (“IRS”) is examining the Company’s Federal income tax returns for the years 1999 and 2000. In the opinion of management, adequate accruals have been provided for all income tax matters and related interest.

As a result of certain restructuring actions, the undistributed earnings of foreign subsidiaries previously considered as being permanently reinvested have been distributed to the U.S. as a dividend. Foreign tax credits eliminated the resulting U.S. income tax liability on the dividend. The Company no longer provides for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries, since all foreign subsidiaries’ income is included in the U.S. return.

The Company and CoorsTek have executed a tax sharing agreement that defines the parties’ rights and obligations with respect to deficiencies and refunds of Federal, state and other taxes relating to the CoorsTek business for tax years prior to the spin-off and with respect to certain tax attributes of CoorsTek after the spin-off. In general, the Company is responsible for filing consolidated Federal and combined or consolidated state tax returns and paying the associated taxes for periods through December 31, 1999. CoorsTek will reimburse the Company for the portion of such taxes relating to the CoorsTek business. CoorsTek is responsible for filing returns and paying taxes related to the CoorsTek business for periods after December 31, 1999.

The tax sharing agreement is designed to preserve the status of the spin-off as a tax-free distribution. CoorsTek has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides the Company with a ruling from the IRS or an opinion of tax counsel acceptable to the Company that the transaction will not adversely affect the tax-free nature of the spin-off. In addition, CoorsTek has indemnified the Company against any tax liability or other expense it may incur if the spin-off is determined to be taxable as a result of CoorsTek’s breach of any covenant or representation contained in the tax sharing agreement or CoorsTek’s action in effecting such transactions. By its terms, the tax sharing agreement will terminate when the statutes of limitations under applicable tax laws expire.

Note 10.    Stock Compensation

The Company has an equity incentive plan that provides for the granting of nonqualified stock options and incentive stock options to certain key employees. The equity incentive plan also provides for the granting of restricted stock, bonus shares, stock units and offers to officers of the Company to purchase stock. The number of shares made available for award under the plan was equal to 4.8 million shares and is being increased annually by 2% of the Company’s outstanding shares on each preceding December 31 beginning with 1997. Generally, options outstanding under the Company’s equity incentive plan are subject to the following terms: (1) grant price equal to 100% of the fair value of the stock on the date of grant; (2) ratable vesting over either a three-year or four-year service period; and (3) maximum term of ten years from the date of grant. Officers’ options granted after 1998 generally provide for accelerated vesting upon attainment of certain stock prices or debt to EBITDA ratios, as defined by the equity incentive plan, but vest completely after five years.

In conjunction with the spin-off of CoorsTek at December 31, 1999, the Company cancelled options held by CoorsTek employees and adjusted the remaining options outstanding to reflect the new ratio of exercise price to market price of the Company’s stock immediately prior and subsequent to the spin-off. The changes consisted of reducing the exercise price relative to the new market price and increasing the number of shares underlying the outstanding options, so as to restore the option holder to the economic position that existed immediately prior to the spin-off.

Stock option activity was as follows (shares in thousands):

	Year Ended December 31,
	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at January 1	6,262	$6.04	4,281	$8.86	2,672	$17.80
Granted	251	$4.62	2,523	$1.66	1,912	$13.43
Exercised	—	—	—	—	—	—
Expired or forfeited	(490)	$6.27	(542)	$7.88	(177)	$17.62
Cancellation of CoorsTek employee options	—	—	—	—	(2,036)	$15.63
GPIC employee options conversion	—	—	—	—	1,910	—

Options outstanding at December 31	6,023	$5.96	6,262	$6.04	4,281	$8.86

Exercisable	2,336	$9.64	2,302	$9.73	2,262	$9.41

Available for future grant	2,315		1,458		664

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted AverageExercise Price	Options Exercisable	Weighted Average Exercise Price
$1.56 to $7.52	3,189	7.92 years	$2.86	501	$6.58
$7.56 to $10.17	2,326	4.61 years	$8.81	1,326	$9.75
$10.48 to $13.74	508	5.39 years	$12.36	509	$12.36

$1.56 to $13.74	6,023	6.43 years	$5.96	2,336	$9.64

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its equity incentive plan and employee stock purchase plan. If the Company had elected to recognize compensation cost based on the fair value of the stock options at grant date as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, pre-tax compensation expense of $1.7 million, $1.2 million and $3.5 million would have been recorded for 2001, 2000 and 1999, respectively. Net income (loss) attributable to common shareholders and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	2001	2000	1999
Net income (loss) attributable to common shareholders, in thousands:
As reported	($3,564)	($10,804)	$25,259
Pro forma	($4,584)	($11,524)	$23,159
Earnings per share—basic:
As reported	($0.11)	($0.37)	$0.89
Pro forma	($0.15)	($0.39)	$0.81
Earnings per share—diluted:
As reported	($0.11)	($0.37)	$0.88
Pro forma	($0.15)	($0.39)	$0.81

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 70% in 2001, 56.3% in 2000 and 30.8% in 1999; (3) risk-free interest rate ranging from 3.7% to 5.5% in 2001, 4.2% to 6.4% in 2000 and

5.7% to 6.7% in 1999; and (4) expected life of 4.5 to 9.0 years in 2001, 3 to 9.91 years in 2000 and 3 to 6.36 years in 1999. The weighted average per-share fair value of options granted during 2001, 2000 and 1999 was $3.52, $1.09 and $6.82, respectively.

Note 11.    Defined Benefit Plans

The Company maintains a defined benefit pension plan for the majority of employees. Benefits are based on years of service and average base compensation levels over a period of years. Plan assets consist primarily of equity and interest-bearing investments. The Company’s funding policy is to contribute annually not less than the minimum funding required by the internal revenue code nor more than the maximum amount that can be deducted for federal income tax purposes.

Non-union retirement health care and life insurance benefits are provided to certain employees hired prior to June 1999 and eligible dependents. Eligible employees may receive these benefits after reaching age 55 with 10 years of service. Prior to reaching age 65, eligible retirees may receive certain health care benefits identical to those available to active employees. The amount the retiree pays is based on age and service at the time of retirement. These plans are not funded.

The following assets (liabilities), in thousands, were recognized for the combined defined benefit plans of the Company at December 31:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
Change in benefit obligation
Benefit obligation at beginning of year	$121,486	$103,110	$18,241	$16,778
Service cost	4,447	5,094	431	633
Interest cost	9,400	8,434	1,286	1,257
Plan amendments	4,517	—	(1,832)	—
Actuarial loss (gain)	(2,475)	6,755	—	—
Change in actuarial assumptions	8,906	—	678	—
Benefits paid	(3,078)	(1,907)	(1,172)	(427)

Benefit obligation at end of year	143,203	121,486	17,632	18,241

Change in plan assets
Fair value of plan assets at beginning of year	118,344	112,273	—	—
Actual return on plan assets	(5,794)	6,534	—	—
Company contributions	2,306	1,444	—	—
Benefits paid	(3,078)	(1,907)	—	—

Fair value of plan assets at end of year	111,778	118,344	—	—

Funded status	(31,425)	(3,142)	(17,632)	(18,241)
Unrecognized actuarial loss (gain)	30,208	6,181	(2,156)	(2,959)
Unrecognized prior service cost/intangible asset	7,640	6,254	(3,187)	(1,688)
Unrecognized transition asset	—	(72)	—	—

Net prepaid (accrued) benefit cost	$6,423	$9,221	$(22,975)	$(22,888)

Weighted average assumptions at year end
Discount rate	7.25%	7.75%	7.25%	7.75%
Expected long-term return on plan assets	9.75%	9.75%	—	—
Rate of compensation increase	4.75%	5.25%	—	—

The Company had accumulated benefit obligations in excess of the fair value of its plan assets totaling $24.9 million and $0.7 million at December 31, 2001 and 2000, respectively, which are reflected as a minimum pension liability in other long term liabilities in the accompanying balance sheet.

It is the Company’s policy to amortize unrecognized gains and losses in excess of 10% of the larger of plan assets and the projected benefit obligation (“PBO”) over the expected service of active employees (12-15 years). However, in cases where the accrued benefit liability exceeds the actual unfunded liability by more than 20% of the PBO, the amortization period is reduced to 5 years.

For measurement purposes, a 6.5%, 6.5% and 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001, 2000 and 1999, respectively. The rate is assumed to decrease by 0.5% per annum to 4.75% and remain at that level thereafter.

The following, in thousands, represents the Company’s net periodic benefit cost.

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost
Service cost	$4,447	$5,094	$3,707	$431	$633	$423
Interest cost	9,400	8,434	5,466	1,286	1,257	831
Actual return on plan assets	5,794	(6,534)	(1,805)	—	—	—
Deferred investment loss	(17,662)	(4,939)	(5,475)	—	—	—
Amortization of prior service cost	755	552	262	(334)	(422)	(703)
Recognized actuarial loss (gain)	67	136	517	(125)	(448)	(385)
Transition asset amortization	(72)	(69)	(69)	—	—	—

Net periodic benefit cost	$2,729	$2,674	$2,603	$1,258	$1,020	$166

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects, in thousands:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$290	$(240)
Effect on postretirement benefit obligation	$1,475	$(1,265)

Note 12.    Defined Contribution Plan

The Company provides a defined contribution profit sharing plan for the benefit of its employees, (the “Plan”). The Plan and its associated trust are intended to comply with the provisions of the Internal Revenue Code and ERISA, to qualify as a profit sharing plan for all purposes of the Code, and to provide a cash or deferred arrangement that is qualified under Code Section 401(k). Generally, employees expected to complete at least 1,000 hours of service per year are immediately eligible to participate in the Plan upon employment. Effective January 1, 2000, Company matching was increased to 60% of participant contributions up to 3.6% of participant annual compensation and was denominated in the Company’s common stock. Prior to 2000, the Plan generally provided for Company matching of 50% of participant contributions, up to 2.5% of participant annual compensation. Company expenses related to the matching provisions of the Plan totaled approximately $4.3 million, $4.2 million and $2.4 million in 2001, 2000 and 1999, respectively. The Plan also provides for discretionary matching. The Company did not elect to provide discretionary matching under this provision in 2001, 2000 or 1999.

Note 13.    Shareholders’ Rights Plan

On June 1, 2000, the Company effected a dividend distribution of shareholder rights (the “Rights”) that carry certain conversion rights in the event of a significant change in beneficial ownership of the Company. One right is attached to each share of the Company’s common stock outstanding and is not detachable until such time as beneficial ownership of 15% or more of the Company’s outstanding common stock has occurred (a “Triggering

Event”) by a person or group of affiliated or associated persons (an Acquiring Person). Each Right entitles each registered holder (excluding the Acquiring Person) to purchase from the Company one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $42.00. Registered holders receive shares of the Company’s common stock valued at twice the exercise price of the Right upon exercise. Upon a Triggering Event, the Company is entitled to exchange one share of the Company’s common stock for each right outstanding or to redeem the Rights at a price of $.001 per Right. The Rights will expire on June 1, 2010.

Note 14.    Preferred Stock

On August 15, 2000 the Company issued one million shares of 10% Series B Convertible Preferred Stock (the “Preferred Stock”) at $100 per share to the Grover C. Coors Trust (the “Trust”). At the time of the issuance of the Preferred Stock, the Trust owned 9% of the Company’s outstanding common stock. The Trust’s beneficiaries are members of the Coors family. Individual members of the Coors family and other Coors family trusts held a controlling interest in the Company at the time of issuance of the Preferred Stock. As a condition to the issuance of the Preferred Stock, a fairness opinion was obtained as to the consideration received and the value of the Preferred Stock at issuance was consistent with open market conditions and values for similar securities.

The Trust, as holder of the Preferred Stock, has the following rights and preferences:

Conversion Feature

Each share of Preferred Stock is convertible into shares of the Company’s common stock at $2.0625 per share of common stock. The conversion price of $2.0625 was 125% of the average NYSE closing price per share of the Company’s common stock for the five trading days prior to August 15, 2000—which was $1.65. The Preferred Stock was issued at $100 per share; therefore, a complete conversion would result in the issuance of 48,484,848 additional shares of the Company’s common stock.

The Trust held 2,727,016 shares of the Company’s common stock on December 31, 2001 which represents approximately 8% of all common shares outstanding (32,188,941). On an as-converted basis, the Trust would hold 51,211,864 shares of the Company’s common stock on December 31, 2001, which would be approximately 63.5% of all shares outstanding (80,673,789).

Redemption Feature

The Company can redeem the Preferred Stock at $105 per share beginning on August 15, 2005, reduced by $1 per share each year until August 15, 2010.

Dividends

Dividends are payable quarterly at an annual rate of 10%. Dividends are cumulative and hold a preference to any dividends paid to other shareholders. The Preferred Stock participates in any common stock dividends on an as-converted basis. If dividends are not paid for two consecutive quarters, the Trust may elect one director to the Company’s Board. If dividends are not paid for four consecutive quarters, the Trust may elect a majority of the directors to the Company’s Board and effectively control the Company.

Liquidation Preference

The Preferred Stock has a liquidation preference over the Company’s common stock at $100 per share, plus unpaid dividends. The Preferred Stock also participates in any liquidation distributions to the common shareholders on an as-converted basis.

Voting and Registration Rights

Every two shares of common stock underlying the Preferred Stock on an as-converted basis receive one vote. Therefore, the Trust currently votes 24,242,424 shares, in addition to the 2,727,016 shares of common stock held.

The Trust may require the Company, with certain limitations, to register under the Securities Act of 1933 the common shares into which the Preferred Stock may be converted.

Note 15.    Related Party Transactions

On December 28, 1992, the Company was spun off from Adolph Coors Company (“ACCo”) and since that time ACCo has had no ownership interest in the Company. However, certain Coors family trusts have significant interests in both the Company and ACCo. At the time of spin-off from ACCo, the Company entered into agreements with Coors Brewing Company, a subsidiary of ACCo, for the sale of packaging and other products. The initial agreements had a stated term of five years and have resulted in substantial revenues to the Company. The Company continues to sell packaging products to Coors Brewing.

In 1998, the packaging supply agreement with Coors Brewing was renegotiated. The new five-year agreement includes stated quantity commitments and requires annual repricing.

Sales to Coors Brewing accounted for approximately 11%, 10% and 13% of the Company’s consolidated gross sales for 2001, 2000 and 1999, respectively. The loss of Coors Brewing as a customer in the foreseeable future could have a material effect on the Company’s results of operations.

A Company subsidiary is a general partner in a limited partnership in which Coors Brewing is the limited partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by Coors Brewing or ACCo. Distributions were allocated equally between the partners until late 1999 when Coors Brewing recovered its investment. Thereafter, distributions are made 80 percent to the general partner and 20 percent to Coors Brewing. No distributions were made in 2001. Distributions of approximately $1.8 million were made to each partner in 1999. Distributions in 2000 were approximately $0.8 million to Coors Brewing and $3.2 million to the Company. Coors Brewing’s share of the partnership net assets was $4.4 million and is reflected as minority interest on the Company’s balance sheet.

In connection with the spin-off of CoorsTek at December 31, 1999, GPC and CoorsTek entered into contracts governing certain relationships between them following the spin-off, including a tax-sharing agreement, a transitional services agreement and certain other agreements.

On March 31, 2000 the Company sold the net assets of its GTC Nutrition subsidiary to an entity controlled by a member of the Coors family for approximately $0.7 million. No gain or loss was recognized as a result of the sale.

In August 2001, the Company completed a $50.0 million private placement of subordinated unsecured notes. The purchaser of the notes was Golden Heritage, LLC, a company owned by several Coors family trusts and a related party. See Note 6 for further discussion.

In August 2000 the Company issued $100.0 million of preferred stock to the Grover C. Coors Trust. See Note 14 for further discussion.

Note 16.    Commitments and Contingencies

It is the policy of the Company generally to act as a self-insurer for certain insurable risks consisting primarily of employee health insurance programs. With respect to workers’ compensation, the Company uses a variety of fully or partially self-funded insurance vehicles. The Company maintains certain stop-loss and excess insurance policies that reduce overall risk of financial loss.

In the ordinary course of business, the Company is subject to various pending claims, lawsuits and contingent liabilities, including claims by current or former employees. In each of these cases, the Company is vigorously defending against them. Although the eventual outcome cannot be predicted, it is management’s opinion that disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is a partner in the Kalamazoo Valley Group, a partnership formed to develop and operate a landfill for the partners’ disposal of paper residuals from their respective paperboard mills, and which borrowed $1.5 million for the construction of the landfill. Recently, the other parties have closed their paperboard mills and one minority partner has filed bankruptcy. The Company is evaluating its alternatives and liabilities under the partnership agreement and related note. The landfill remains in operation at December 31, 2001. However, if the partnership were to close the landfill, the Company’s share of estimated closing costs, perpetual care obligations and debt repayment would approximate $2.5 million under the terms of the partnership agreement. The Company’s investment of $1.3 million at December 31, 2001 is included in other long-term assets on the accompanying balance sheet.

Some of the Company’s operations have been notified that they may be potentially responsible parties (PRPs) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. The Company cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation or the availability of insurance. However, based on the investigations to date, the Company believes that any liability with respect to these sites would not be material to the financial condition, results of operations or cash flow of the Company, without consideration for insurance recoveries. There can be no certainty, however, that the Company will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

In connection with the sale of various businesses, the Company has periodically agreed to guarantee the collectibility of accounts receivable and indemnify purchasers for certain liabilities for a specified period of time. Such liabilities include, but are not limited to, environmental matters and the indemnification periods generally last for 2 to 15 years.

In connection with the resale of the aluminum business in 1999, the Company guaranteed accounts receivable owed by the former owner of these assets. After the resale, the former owner refused to pay the amounts owed, $2.4 million. Pursuant to the terms of the resale agreement, the Company paid this amount and sued the former owner. The $2.4 million is reflected as a receivable on the Company’s balance sheet. The former owner counterclaimed for an additional $11.0 million for certain spare parts and the Company claimed an additional $14.3 million in overpayment for raw materials to run the business prior to resale. The parties have filed motions for summary judgment. The Company does not believe that the result of this litigation will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Note 17.    Segment Information

The Company’s reportable segments are based on its method of internal reporting, which is based on product category. Thus, the Company’s one reportable segment in 2001 and 2000 is Packaging. The Company’s Other segment in 1999 includes a real estate development partnership, a majority interest in a group of solar electric distribution companies prior to their August 3, 1999 sale and, prior to March 1999, several technology-based businesses.

The accounting policies of the segments are the same as those described in Note 1 and there are generally no intersegment transactions. In 1999, the Company evaluated the performance of its segments and allocated resources to them based primarily on operating income.

The table below summarizes information, in thousands, about reportable segments as of and for the years ended December 31. Discontinued operations include CoorsTek.

	Net Sales	Operating Income	Depreciation and Amortization	Assets	Capital Expenditures
2001
Packaging	$1,112,535	$59,854	$79,406	$1,229,335	$31,884

2000
Packaging	$1,102,590	$51,223	$83,094	$1,332,518	$30,931

1999
Packaging	$805,593	$42,735	$55,406	$1,397,518	$74,273
Other	44,562	2,103	618	19,699	1,568

Segment total	850,155	44,838	56,024	1,417,217	75,841
Corporate	—	(10,479)	260	225,954	17
Discontinued operations, net assets	—	—	22,711	—	15,597

Consolidated total	$850,155	$34,359	$78,995	$1,643,171	$91,455

Corporate assets for 1999 consist primarily of a $200.0 million note receivable from CoorsTek as a result of the spin-off, and debt issuance costs.

Certain financial information regarding the Company’s domestic and foreign operations is included in the following summary, which excludes discontinued operating segments. Long-lived assets include plant, property and equipment, intangible assets, and certain other non-current assets.

	Net Sales	Long-Lived Assets
	(In thousands)
2001
United States	$1,109,293	$1,032,748
Canada	3,242	1,736
Other	—	2,066

Total	$1,112,535	$1,036,550

2000
United States	$1,100,491	$1,103,411
Canada	2,099	1,974
Other	—	2,694

Total	$1,102,590	$1,108,079

1999
United States	$798,277	$1,189,599
Canada	51,878	3,689
Other	—	2,694

Total	$850,155	$1,195,982

Note 18.    Quarterly Financial Information (Unaudited)

The following information summarizes selected quarterly financial information, in thousands except per share data, for each of the two years in the period ended December 31, 2001.

2001	First	Second	Third	Fourth	Year
Net sales	$288,444	$283,252	$270,818	$270,021	$1,112,535
Cost of goods sold	248,210	240,976	234,363	236,709	960,258

Gross profit	40,234	42,276	36,455	33,312	152,277
Selling, general and administrative expense	14,489	16,428	16,061	15,896	62,874
Goodwill amortization	5,169	5,143	5,175	5,162	20,649
Asset impairment and restructuring charges	2,000	1,000	—	5,900	8,900

Operating income	18,576	19,705	15,219	6,354	59,854
Gain from sale of businesses and other assets	3,650	—	—	—	3,650
Interest expense	(16,125)	(13,530)	(12,429)	(10,727)	(52,811)

Income (loss) before income taxes	6,101	6,175	2,790	(4,373)	10,693
Income tax expense (benefit)	(2,420)	(2,446)	(1,160)	1,769	(4,257)

Net income (loss)	3,681	3,729	1,630	(2,604)	6,436
Preferred stock dividends declared	(2,500)	(2,500)	(2,500)	(2,500)	(10,000)

Net income (loss) attributable to common shareholders	$1,181	$1,229	$(870)	$(5,104)	$(3,564)

Net income (loss) attributable to common shareholders per basic share	$0.04	$0.04	$(0.03)	$(0.16)	$(0.11)

Net income (loss) attributable to common shareholders per diluted share	$0.04	$0.04	$(0.03)	$(0.16)	$(0.11)

2000	First	Second	Third	Fourth	Year
Net sales	$276,320	$273,189	$283,454	$269,627	$1,102,590
Cost of goods sold	243,424	237,378	245,288	237,889	963,979

Gross profit	32,896	35,811	38,166	31,738	138,611
Selling, general and administrative expense	15,777	16,076	14,259	15,022	61,134
Goodwill amortization	5,184	5,088	5,179	5,183	20,634
Asset impairment and restructuring charges	3,420	—	—	2,200	5,620

Operating income	8,515	14,647	18,728	9,333	51,223
Gain from sale of businesses and other assets	5,407	—	2,405	11,360	19,172
Interest expense	(19,680)	(21,650)	(21,702)	(19,039)	(82,071)

Income (loss) before income taxes	(5,758)	(7,003)	(569)	1,654	(11,676)
Income tax expense (benefit)	(2,302)	(2,742)	(288)	654	(4,678)

Net income (loss)	(3,456)	(4,261)	(281)	1,000	(6,998)
Preferred stock dividends declared	—	—	(1,306)	(2,500)	(3,806)

Net income (loss) attributable to common
shareholders	$(3,456)	$(4,261)	$(1,587)	$(1,500)	$(10,804)

Net income (loss) attributable to common
shareholders per basic share	$(0.12)	$(0.15)	$(0.05)	$(0.05)	$(0.37)

Net income (loss) attributable to common
shareholders per diluted share	$(0.12)	$(0.15)	$(0.05)	$(0.05)	$(0.37)

Note 19.    Supplemental Information

Graphic Packaging Corporation, a wholly owned subsidiary of Graphic Packaging International Corporation, issued $300 million of senior subordinated notes on February 28, 2002. The senior subordinated notes are fully and unconditionally guaranteed by Graphic Packaging International Corporation and its other domestic subsidiaries. The foreign subsidiaries of Graphic Packaging International Corporation and a real estate development partnership do not guarantee the senior subordinated notes.

The accompanying supplemental financial information presents condensed consolidating financial statements of (a) Graphic Packaging Corporation (the “Issuer”); (b) Graphic Packaging International Corporation (the “Parent”); (c) the guarantor subsidiaries; (d) the nonguarantor subsidiaries; and (e) the Company on a consolidated basis.

Graphic Packaging Corporation and Graphic Packaging International Corporation are co-borrowers under the Company’s existing senior bank debt and subordinated debt agreements. Interest expense under these borrowing agreements is recorded by Graphic Packaging Corporation. In addition, Graphic Packaging Corporation incurred $8.6 million of additional, annual interest expense in 1999, 2000 and 2001 pursuant to a $92.7 million intercompany loan from Graphic Packaging International Corporation.

The condensed consolidating financial statements are presented on the equity method. Under this method, investments in subsidiaries are recorded at cost and adjusted for the parent company’s share of the subsidiaries’ cumulative results of operations, capital contributions, distributions and other equity changes. The elimination entries relate primarily to investments in subsidiaries, intercompany loans and other intercompany transactions.

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended December 31, 2001
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$1,108,878	$—	$—	$3,657	$—	$1,112,535
Cost of goods sold	956,631	—	—	3,627	—	960,258

Gross profit	152,247	—	—	30	—	152,277
Selling, general and administrative expense	62,789	—	33	52	—	62,874
Goodwill amortization	20,649	—	—	—	—	20,649
Asset impairment and restructuring charges	8,900	—	—	—	—	8,900
Equity in (earnings) of subsidiaries	(2,471)	(1,248)	(101)	—	3,820	—

Operating income (loss)	62,380	1,248	68	(22)	(3,820)	59,854
Gain from sale of businesses and other assets	—	—	3,650	—	—	3,650
Interest (expense) income	(61,941)	8,619	288	223	—	(52,811)

Income (loss) before taxes	439	9,867	4,006	201	(3,820)	10,693
Income tax (expense) benefit	(174)	(3,928)	(1,595)	(80)	1,520	(4,257)

Net income (loss)	265	5,939	2,411	121	(2,300)	6,436
Preferred stock dividends declared	—	(10,000)	—	—	—	(10,000)

Net income (loss) attributable to common shareholders	$265	$(4,061)	$2,411	$121	$(2,300)	$(3,564)

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended December 31, 2000
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$1,098,498	$—	$1,083	$3,009	$—	$1,102,590
Cost of goods sold	960,750	—	—	3,229	—	963,979

Gross profit (loss)	137,748	—	1,083	(220)	—	138,611
Selling, general and administrative expense	60,074	—	977	83	—	61,134
Goodwill amortization	20,634	—	—	—	—	20,634
Asset impairment and restructuring charges	5,620	—	—	—	—	5,620
Equity in losses (earnings) of subsidiaries	(3,121)	12,158	(407)	—	(8,630)	—

Operating income (loss)	54,541	(12,158)	513	(303)	8,630	51,223
Gain from sale of businesses and other assets	13,765	—	5,407	—	—	19,172
Interest (expense) income	(90,681)	8,611	10	(11)	—	(82,071)

Income (loss) before taxes	(22,375)	(3,547)	5,930	(314)	8,630	(11,676)
Income tax (expense) benefit	8,966	1,421	(2,539)	289	(3,459)	4,678

Net income (loss)	(13,409)	(2,126)	3,391	(25)	5,171	(6,998)
Preferred stock dividends declared	—	(3,806)	—	—	—	(3,806)

Net income (loss) attributable to common shareholders	$(13,409)	$(5,932)	$(3,391)	$(25)	$5,171	$(10,804)

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended December 31, 1999
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$804,959	$—	$34,128	$11,068	$—	$850,155
Cost of goods sold	688,456	—	26,363	6,531	—	721,350

Gross profit	116,503	—	7,765	4,537	—	128,805
Selling, general and administrative expense	65,405	—	8,180	(228)	—	73,357
Goodwill amortization	12,693	—	583	—	—	13,276
Asset impairment and restructuring charges	7,813	—	—	—	—	7,813
Equity in (earnings) of subsidiaries	(15,771)	(22,365)	(4,100)	—	42,236	—

Operating income	46,363	22,365	3,102	4,765	(42,236)	34,359
Gain from sale of businesses and other assets	22,700	—	7,536	—	—	30,236
Interest (expense) income	(42,420)	8,618	(370)	(68)	—	(34,240)

Income from continuing operations before income taxes and extraordinary item	26,643	30,983	10,268	4,697	(42,236)	30,355
Income tax expense	(10,486)	(12,192)	(5,654)	(236)	16,623	(11,945)

Income from continuing operations before extraordinary item	16,157	18,791	4,614	4,461	(25,613)	18,410
Income (loss) from discontinued operations, net of tax	—	—	(6,456)	15,637	—	9,181

Income (loss) before extraordinary item	16,157	18,791	(1,842)	20,098	(25,613)	27,591

Extraordinary loss on early extinguishment of debt, net of tax	—	(2,332)	—	—	—	(2,332)

Net income (loss)	$16,157	$16,459	$(1,842)	$20,098	$(25,613)	$25,259

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING BALANCE SHEET

At December 31, 2001
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$1,145	$976	$—	$4,645	$—	$6,766
Accounts receivable, net	56,560	135,301	93	834	(133,314)	59,474
Inventories	92,154	—	—	254	—	92,408
Other assets	33,101	—	—	24,024	(23,969)	33,156

Total current assets	182,960	136,277	93	29,757	(157,283)	191,804
Properties, net	434,549	—	—	9,163	—	443,712
Goodwill, net	559,696	—	—	—	—	559,696
Other assets	18,626	471,914	3,566	18,075	(478,058)	34,123

Total assets	$1,195,831	$608,191	$3,659	$56,995	$(635,341)	$1,229,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$36,156	$—	$—	$1,217	$—	$37,373
Accounts payable	58,110	534	—	358	—	59,002
Other current liabilities	59,929	33,286	2,730	1,500	(24,419)	73,026

Total current liabilities	154,195	33,820	2,730	3,075	(24,419)	169,401
Long-term debt	579,006	—	—	2,055	(92,675)	488,386
Other long-term liabilities	208,823	1,959	4,356	233,357	(374,595)	73,900

Total liabilities	942,024	35,779	7,086	238,487	(491,689)	731,687

Shareholders’ equity
Preferred stock	—	100,000	—	—	—	100,000
Common stock	—	322	1,829	1,540	(3,369)	322
Paid-in capital	283,787	234,975	234,075	(180,753)	(154,335)	417,749
Retained earnings (deficit)	(8,993)	235,353	(239,331)	(1,643)	14,052	(562)
Accumulated other comprehensive income (loss)	(20,987)	1,762	—	(636)	—	(19,861)

Total shareholders’ equity	253,807	572,412	(3,427)	(181,492)	(143,652)	497,648

Total liabilities and shareholders’ equity	$1,195,831	$608,191	$3,659	$56,995	$(635,341)	$1,229,335

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING BALANCE SHEET

At December 31, 2000
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current assets
Cash and cash equivalents	$—	$—	$—	$4,012	$—	$4,012
Accounts receivable, net	72,479	81,887	93	180	(79,452)	75,187
Inventories	104,918	—	—	310	—	105,228
Other assets	26,321	—	2,616	23,994	(23,970)	28,961

Total current assets	203,718	81,887	2,709	28,496	(103,422)	213,388
Properties, net	470,385	—	—	10,010	—	480,395
Goodwill, net	580,299	—	—	—	—	580,299
Other assets	31,993	1,087,572	4,121	2,966	(1,068,216)	58,436

Total assets	$1,286,395	$1,169,459	$6,830	$41,472	$(1,171,638)	$1,332,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$58,642	$—	$—	$—	$—	$58,642
Accounts payable	37,662	927	29	284	—	38,902
Other current liabilities	69,109	27,308	4,432	2,196	(23,841)	79,204

Total current liabilities	165,413	28,235	4,461	2,480	(23,841)	176,748
Long-term debt	1,305,747	—	—	235,197	(958,914)	582,030
Other long-term liabilities	135,313	1,446	1,572	2,217	(81,959)	58,589

Total liabilities	1,606,473	29,681	6,033	239,894	(1,064,714)	817,367

Shareholders’ equity
Preferred stock	—	100,000	—	—	—	100,000
Common stock	13,600	306	1,829	1,540	(16,970)	305
Paid-in capital	(324,420)	810,058	240,727	(198,413)	(105,625)	422,327
Retained earnings (deficit)	(9,258)	229,414	(241,742)	(1,764)	16,352	(6,998)
Accumulated other comprehensive income (loss)	—	—	(17)	215	(681)	(483)

Total shareholders’ equity	(320,078)	1,139,778	797	(198,422)	(106,924)	515,151

Total liabilities and shareholders’ equity	$1,286,395	$1,169,459	$6,830	$41,472	$(1,171,638)	$1,332,518

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2001
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$141,944	$12,772	$(3,650)	$633	$—	$151,699

Cash flows from investing activities:
Additions to properties	(31,884)	—	—	—	—	(31,884)
Proceeds from sales of assets	5,300	—	3,650	—	—	8,950

Net cash provided by (used in) investing activities	(26,584)	—	3,650	—	—	(22,934)

Cash flows from financing activities:
Proceeds from borrowings	206,750	—	—	—	—	206,750
Repayment of debt	(320,965)	—	—	—	—	(320,965)
Preferred stock dividends paid	—	(12,083)	—	—	—	(12,083)
Common stock issuance and other	—	287	—	—	—	287

Net cash used in financing activities	(114,215)	(11,796)	—	—	—	(126,011)

Cash and cash equivalents:
Net increase	1,145	976	—	633	—	2,754
Balance at beginning of year	—	—	—	4,012	—	4,012

Balance at end of year	$1,145	$976	$—	$4,645	$—	$6,766

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2000
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$379,095	$(308,154)	$(5,850)	$(2,212)	$—	$62,879

Cash flows from investing activities:
Additions to properties	(30,870)	—	(57)	(4)	—	(30,931)
Proceeds from sales of assets	37,673	—	5,907	—	—	43,580
Collection of note receivable	—	200,000	—	—	—	200,000

Net cash provided by (used in) investing activities	6,803	200,000	5,850	(4)	—	212,649

Cash flows from financing activities:
Proceeds from borrowings	52,015	—	—	—	—	52,015
Repayment of debt	(431,996)	—	—	—	—	(431,996)
Proceeds from preferred stock issuance, net of issuance costs	—	98,558	—	—	—	98,558
Preferred stock dividends paid	—	(1,306)	—	—	—	(1,306)
Common stock issuance and other	—	1,656	—	—	—	1,656
Debt issuance costs	(6,312)	—	—	—	—	(6,312)

Net cash used in financing activities	(386,293)	(98,908)	—	—	—	(287,385)

Cash and cash equivalents:
Net decrease	(395)	(9,246)	—	(2,216)	—	(11,857)
Balance at beginning of year	395	9,246	—	6,228	—	15,869

Balance at end of year	$—	$—	$—	$4,012	$—	$4,012

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 1999
(in thousands)

	Issuer	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$128,561	$(4,671)	$(28,650)	$42,782	$—	$138,022

Cash flows from investing activities:
Additions to properties	(73,551)	—	(2,307)	(15,597)	—	(91,455)
Proceeds from sales of assets	139,726	—	30,800	—	—	170,526
Acquisitions, net of cash	(861,469)	—	—	(43,600)	—	(905,069)
Other	13,812	—	—	—	—	13,812

Net cash provided by (used in) investing activities	(781,482)	—	28,493	(59,197)	—	(812,186)

Cash flows from financing activities:
Proceeds from borrowings	1,643,116	—	—	—	—	1,643,116
Repayment of debt	(960,084)	—	—	—	—	(960,084)
Debt issuance costs	(29,716)	—	—	—	—	(29,716)
Common stock issuance and other	—	10,521	—	—	—	10,521

Net cash provided by financing activities	653,316	10,521	—	—	—	663,837

Cash and cash equivalents:
Net increase (decrease)	395	5,850	(157)	(16,415)	—	(10,327)
Balance at beginning of year	—	3,396	157	22,643	—	26,196

Balance at end of year	$395	$9,246	$—	$6,228	$—	$15,869

SCHEDULE II

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at beginning of year	Additions Charged to Costs and Expenses		Other		Deductions		Balance at end of year
Allowance for doubtful receivables
Year Ended December 31,
1999	$2,140	$503		$1,250	(1)	($1,633	)(2)	$2,260
2000	$2,260	$1,425		($ 22	)(1)	($693	)(2)	$2,970
2001	$2,970	$728		$—		($1,929	)(2)	$1,769
Deferred tax asset valuation allowance
Year Ended December 31,
1999	$4,284					($4,161	)(3)	$123
2000	$123	$215	(3)					$338
2001	$338					($82	)(3)	$256

(1)
The effect of translating foreign subsidiaries’ financial statements into U.S. dollars, the 1999 acquisition of the Fort James packaging business and the 2000 disposition of the Malvern, Pennsylvania plant.

(2)	Write off of uncollectible accounts.
(3)	Adjustments to the deferred tax asset valuation allowance relate to uncertainty surrounding the ultimate
deductibility	of a foreign net operating loss carryforward.

OFFER TO EXCHANGE

UP TO $300,000,000 PRINCIPAL AMOUNT OUTSTANDING OF
8-5/8% SENIOR SUBORDINATED NOTES DUE 2012

FOR

A LIKE PRINCIPAL AMOUNT OF 8-5/8%
SENIOR SUBORDINATED NOTES DUE 2012

Prospectus

April [    ], 2002

Until [                         ], 2002, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following registrants are corporations incorporated in the state of Colorado: Graphic Packaging International Corporation, Graphic Packaging Holdings, Inc., Golden Technologies Company, Inc., Golden Equities, Inc., and GAC Aluminum Corporation. Section 7-109-102 of the Colorado Business Corporation Act (the “Act”) provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if: (a) the person conducted himself or herself in good faith; and (b) the person reasonably believed: (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful, all subject to certain limitations and conditions provided therein. Section 7-109-102 further provides that no indemnification may be made: (i) in connection with a proceeding by or in the right of the registrant in which the person was adjudged liable to the registrant; or (ii) in connection with any other proceedings charging that the person derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the person was judged liable on the basis that he derived an improper personal benefit, unless and only to the extent the court in which such action was brought or another court of competent jurisdiction determines upon application that, despite such adjudication, but in view of all relevant circumstances, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. Section 7-109-103 of the Act provides that a corporation, unless limited by its articles of incorporation, shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding. Section 7-109-105 of the Act provides that, unless otherwise provided in the articles of incorporation of the corporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction and the court may order indemnification of such person under certain circumstances as provided therein. Section 7-109-107 of the Act provides that a corporation may indemnify an officer of the corporation to the same extent as to a director of the corporation.

The Articles of Incorporation, as amended or restated, for each of the registrants incorporated in Colorado contain provisions that permit such registrant to indemnify its officers and directors to the fullest extent permitted by the Act. In addition to the available indemnification, the Articles of Incorporation, as amended or restated, for Graphic Packaging International Corporation limit the personal liability of the members of its Board of Directors, subject to certain exceptions, for monetary damages with respect to claims by such registrant or its shareholders.

The following registrants are Corporations incorporated in the state of Delaware: Graphic Packaging Corporation and Lauener Engineering Limited. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Under Section 145 (b) of the DGCL, such eligibility for indemnification may be further subject to the adjudication of the Delaware Court of Chancery. The articles of incorporation of Graphic Packaging Corporation provide that such registrant indemnifies its officers and directors to the maximum extent allowed by Delaware law.

Furthermore, Section 102 (b) (7) of the DGCL provides that a corporation may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director’s duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the DGCL (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation’s capital stock); or for any transaction from which the director derived an improper personal benefit. Graphic Packaging Corporation eliminates such personal liability of its directors.

The Bylaws, as amended or restated, for Graphic Packaging Holdings, Inc. provide that such registrant may purchase and maintain insurance on behalf of its directors, officers, employees, fiduciaries and agents against liability asserted against or incurred by such persons in any such capacity.

Each of the registrant’s stock option plans requires the registrant to indemnify its directors against liabilities which may be incurred in connection with the administration of the stock option plans, other than with respect to liabilities resulting from certain types of conduct.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits.
Exhibit Number	Document Description

2.1
Recommended Cash Offers by Baring Brothers International Limited on behalf of ACX (UK) Limited, a wholly-owned subsidiary of ACX Technologies, Inc. for Britton Group plc. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed on January 29, 1998.)

2.2	Asset Purchase Agreement between ACX Technologies and Fort James Corporation. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed August 17, 1999.)

2.3
Asset Purchase Agreement between Golden Aluminum Company and Alcoa Inc. dated November 5, 1999. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 29, 2000.)

2.4	Distribution Agreement between ACX Technologies, Inc. and CoorsTek, Inc. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 29, 2000.)

3.1	Articles of Incorporation of Graphic Packaging International Corporation. (Incorporated by reference to Graphic Packaging International Corporation Form 10 filed on October 6, 1992.)

3.1A
Articles of Amendment to Articles of Incorporation of Graphic Packaging International Corporation (Incorporated by reference to Graphic Packaging International Corporation Form 8 filed on December 3, 1992.)

3.1B
Articles of Amendment to Articles of Incorporation of Graphic Packaging International Corporation. (Incorporated by reference to Graphic Packaging International Corporation Form 10-Q filed May 15, 2000.)

3.1C
Articles of Amendment to Articles of Incorporation setting forth the Designations of the Series A Junior Participating Preferred Stock. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed March 12, 2002.)

3.1D	Articles of Amendment to the Articles of Incorporation setting forth the Designations of all 10% Series B Convertible Preferred Stock. (Incorporated by reference to Form 8-K filed August 31, 2000.)

3.2	Bylaws of Graphic Packaging International Corporation, as amended and restated May 9, 2000. (Incorporated by reference to Graphic Packaging International Corporation Form 10-Q filed on May 15, 2000.)

3.3	Restated Certificate of Incorporation of Graphic Packaging Corporation

3.4	Bylaws of Graphic Packaging Corporation, as amended (formally known as C.P. Acquisition Corp.)

4.1	Graphic Packaging International Corporation Form of Stock Certificate of Common Stock. (Incorporated by reference to Graphic Packaging International Corporation Form 10-Q filed August 14, 2000.)

4.2
Rights Agreement, dated as of May 31, 2000, between Graphic Packaging International Corporation and Norwest Bank Minnesota, N.A., as Rights Agent. (Incorporated by reference to Graphic Packaging International Corporation Form 8-A filed May 31, 2000.)

4.3
Preferred Stock Purchase Agreement, dated as of August 15, 2000, between Graphic Packaging International Corporation and the Grover C. Coors Trust. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed August 31, 2000.)

4.4
Registration Rights Agreement dated as of August 15, 2000, between Graphic Packaging International Corporation and the Grover C. Coors Trust. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed August 31, 2000.)

4.5	10% Series B Convertible Preferred Stock Certificate. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed August 31, 2000.)
4.6	Letter Agreement between Graphic Packaging International Corporation and its preferred stockholder, dated as of August 15, 2001 (Incorporated by reference to form 8-K filed August 31, 2001.)
4.7
Indenture, dated as of February 28, 2002, as amended by the First Supplemental Indenture, dated as of April 9, 2002, by and among Graphic Packaging Corporation, as issuer, the Guarantors Named Therein, and Wells Fargo Bank Minnesota, National Association, as Trustee.

4.8	The form of Senior Subordinated Guarantee is included as Exhibit A to the form of New Note included as Exhibit A to the Indenture included as Exhibit 4.7 hereto.
4.9
Registration Rights Agreement, dated February 28, 2002, by and among Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, Graphic Packaging International Corporation and Graphic Packaging Corporation.

4.10	The form of New Note is included as Exhibit A to the Indenture included as Exhibit 4.7 hereto.
4.11
Purchase Agreement, dated February 14, 2002, by and among Graphic Packaging International Corporation, Graphic Packaging Corporation, Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated.

4.12
Amendment No. 1 to Purchase Agreement, dated February 21, 2002, by and among Graphic Packaging International Corporation, Graphic Packaging Corporation, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN Ambro Incorporated, U.S. Bancorp Piper Jaffray Inc., and Wells Fargo Brokerage Services, LLC.

5.1	Opinion of Jill B.W. Sisson, Esq.
8.1	Opinion regarding tax matters.
10.0
Credit Agreement, dated as of February 28, 2002, among Graphic Packaging International Corporation, Graphic Packaging Corporation, as the Borrower, Various Financial Institutions from Time to Time Parties Hereto, as the Lenders, Morgan Stanley Senior Funding, Inc., as the Administrative Agent for the Lenders, Credit Suisse First Boston, as the Syndication Agent for the Lenders, and LaSalle Bank National Association, US Bank National Association, and Wells Fargo Bank, N.A., as Co-Documentation Agents, and Morgan Stanley Senior Funding, Inc., and Credit Suisse First Boston as Lead Arrangers and Book Runners.

10.1
Supply Agreement between Graphic Packaging Corporation and Coors Brewing Company. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed on November 2, 1998) (Confidential treatment has been granted for portions of the Exhibit.)

10.2	Asset Purchase Agreement between ACX Technologies and Sonoco Products Company. (Incorporated by reference to Graphic Packaging International Corporation Form 8-K filed on September 17, 1999.)

10.3	Tax Sharing Agreement between ACX Technologies, Inc. and CoorsTek, Inc. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 29, 2000.)
10.4	Environmental Responsibility Agreement between ACX Technologies, Inc. and CoorsTek, Inc. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 29, 2000.)
10.5
Master Transition Materials and Services Agreement between ACX Technologies, Inc. and CoorsTek, Inc. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 29, 2000.)

10.6	Form of Officers’ Salary Continuation Agreement, as amended. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 20, 1995.)
10.7	Graphic Packaging Equity Incentive Plan, as amended. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.8	Graphic Packaging Equity Compensation Plan for Non-Employee Directors, as amended. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.9	ACX Technologies, Inc. Phantom Equity Plan. (Incorporated by reference to Graphic Packaging International Corporation Form 8 filed on November 19, 1992.)
10.10	Graphic Packaging Excess Benefit Plan, as restated. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.11	Graphic Packaging Supplemental Retirement Plan, as restated. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.12	ACX Technologies, Inc. Deferred Compensation Plan, as amended. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 7, 1996.)
10.13	First Amendment to Graphic Packaging Deferred Compensation Plan. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.14	Graphic Packaging Executive Incentive Plan. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.15	Form of Employment Agreement entered into by and between the Following Individuals: Jeffrey H. Coors, David W. Scheible, Jill B. W. Sisson, Marsha C. Williams and Luis E. Leon.
10.16	Description of Arrangement with Gail A. Constancio dated as of March 2001. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 23, 2001.)
10.17	Description of Arrangement with Luis E. Leon dated May 2001. (Incorporated by reference to Graphic Packaging International Corporation Form 10-Q filed on August 10, 2001.)
10.18	$50 million 10% Senior Subordinated Note Agreement, dated as of August 15, 2001. (Incorporated by reference to the Graphic Packaging International Corporation Form 8-K filed August 31, 2001.)
10.19
General Release of Legal Rights Agreement Entered Into By and Between Gail A. Constancio and Graphic Packaging International Corporation. (Incorporated by reference to Graphic Packaging International Corporation Form 10-Q filed on November 14, 2001.)

12.1	Statements regarding computation of ratios.
21.1	Subsidiaries of the registrant. (Incorporated by reference to Graphic Packaging International Corporation Form 10-K filed on March 12, 2002.)

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Jill B.W. Sisson, Esq. (contained in Exhibit 5.1)

24	Power of Attorney (included on signature pages)

25
Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, National Association, as Trustee, on Form T-1, relating to the 8-5/8% Senior Subordinated Notes Due 2012.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Guideline for Certification of Taxpayer Identification Number on Substitute Form W-9.

The registrant will furnish to a requesting security holder any exhibit requested upon payment of the registrant’s reasonable copying charges and expenses in furnishing the exhibit.

Prior to May 2000, Graphic Packaging International Corporation was named ACX Technologies, Inc. Any exhibits incorporated herein by reference and initially filed with the Commission before the date of such name change were so filed under the name of “ACX Technologies, Inc.”

ITEM 22.    UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Security and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by a final adjudication of such issue.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 promulgated by the SEC within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on the 9th day of April, 2002.

GRAPHIC PACKAGING CORPORATION

By:	/S/ JEFFREY H. COORS
Jeffrey H. Coors Chairman of the Board of Directors, President and Chief Executive Officer

GRAPHIC PACKAGING INTERNATIONAL CORPORATION GRAPHIC PACKAGING HOLDINGS, INC. GOLDEN TECHNOLOGIES COMPANY, INC.

By:	/S/ JEFFREY H. COORS Jeffrey H. Coors
President and Chief Executive Officer

GAC ALUMINUM CORPORATION LAUENER ENGINEERING LIMITED

By:	/S/ BETH A. PARISH
Beth A. Parish President and Treasurer

GOLDEN EQUITIES, INC.

By:	/S/ JILL B.W. SISSON, ESQ.
Jill B.W. Sisson, Esq. President

POWER OF ATTORNEY

Each person whose signature appears below hereby severally constitute and appoint Jill B.W. Sisson and Jeffrey H. Coors, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement and any abbreviated Registration Statement (including, without limitation, any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended) in connection with this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 9, 2002.

By:	/S/ JEFFREY H. COORS

Jeffrey H. Coors
Chairman of the Board of Directors, President and Chief Executive Officer of Graphic Packaging Corporation and Graphic Packaging International Corporation; President, Chief Executive Officer and Director of Golden Technologies Company, Inc. and Graphic
Packaging Holdings, Inc.

By:	/S/ LUIS E. LEON Luis E. Leon
Chief Financial Officer of Graphic Packaging Corporation and Graphic Packaging International Corporation; Director of Graphic Packaging Holdings, Inc.

By:	/S/ JOHN S. NORMAN John S. Norman
Corporate Controller for Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ JOHN D. BECKETT John D. Beckett Director of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ WILLIAM K. COORS William K. Coors
Director of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ JAMES K. PETERSON
James K. Peterson Director of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	John Hoyt Stookey Director of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ HAROLD R. LOGAN, JR.
Harold R. Logan, Jr. Director of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ BETH A. PARISH Beth A. Parish

Vice President, Treasurer and Director of Graphic Packaging Holdings, Inc. and Golden Equities, Inc.; Vice President and Treasurer of Golden Technologies Company, Inc.; President, Treasurer and Director of Lauener Engineering Limited and GAC Aluminum Corporation; Treasurer of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ JILL B.W. SISSON, ESQ. Jill B.W. Sisson, Esq.

Director of Graphic Packaging Holdings, Inc., Lauener Engineering Limited and GAC Aluminum Corporation; President and Director of Golden Equities, Inc.; General Counsel and Secretary of Graphic Packaging International Corporation and Graphic Packaging Corporation

By:	/S/ ESTHER KETTERING Esther Kettering
Director of Golden Equities, Inc.

By:	/S/ DARDEN K. COORS Darden K. Coors
Director of Golden Equities, Inc.